Exhibit 2.1

Execution Version

[Executed by exchange of correspondence pursuant to Italian law]

STOCK PURCHASE AGREEMENT

by and between

CAPRI HOLDINGS LIMITED

and

PRADA S.P.A.

Dated as of April 10, 2025

i

Exhibits
Exhibit A:	Form of Transition Services Agreement
Exhibit B:	Key Marks

Schedules
Schedule I:	Accounting Principles
Schedule II:	Transferred Companies
Schedule III:	Store Closure Costs

Schedule IV:	Sublease Agreements
Schedule V:	Lease Assignment
Schedule VI:	Coordinators
Schedule VII:	IT Plan

Parent Disclosure Schedule
Purchaser Disclosure Schedule

v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of April 10, 2025, is being entered into by and between Capri Holdings Limited, a British Virgin Islands business company limited by shares (“Parent”), and Prada S.p.A, an Italian società per azioni (“Purchaser”).

RECITALS

WHEREAS, Parent holds, indirectly through Michael Kors (Netherlands) B.V. and Michael Kors (Ireland) Limited (each, together with any other Persons designated by Parent as Additional Sellers pursuant to Section 5.18, a “Seller,” and, collectively, the “Sellers”), all of the outstanding equity interests of GIVI Holding S.r.l (“GIVI Holding,” and, together with any other Persons designated by Parent as Additional Versace Holding Companies pursuant to Section 5.18, collectively, the “Versace Holding Companies”);

WHEREAS, GIVI Holding, together with its Subsidiaries (after giving effect to the Pre-Closing Restructuring) and, if applicable, any Additional Versace Holding Companies and their Subsidiaries, operates the Versace Business;

WHEREAS, Parent desires to transfer, convey, assign and deliver, and Purchaser desires to purchase and acquire, all of Parent’s and Sellers’ respective right, title and interest, as of immediately prior to the Closing, in and to the equity interests of GIVI Holding and, if applicable, any Additional Versace Holding Companies (the “Interests”) for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement; and

WHEREAS, Parent and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Parent and Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“231 Decree” shall mean Italian Legislative Decree no. 231 of June 8, 2001.

“231 Model” shall mean the organization, management and control model envisaged by the 231 Decree.

“Action” shall mean any audit, contest, investigation, action, suit, arbitration, litigation or proceeding, whether by or before a Governmental Entity or arbitral tribunal.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made; provided that, from and after Closing, (a) any Transferred Company shall not be considered an Affiliate of Parent or any of Parent’s Affiliates and (b) none of Parent nor any of Parent’s Affiliates shall be considered an Affiliate of any Transferred Company; provided, further, that, notwithstanding the foregoing, the Versace Foundation shall not be deemed to be an Affiliate of Parent and its Subsidiaries for purposes of this Agreement.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Italian Deed of Transfer, the Sublease Agreements and, if applicable, the Interest Transfer Agreement(s).

“Archive” shall mean, in both physical and/or electronic form, any and all documents, letters, correspondence, books, journals, pictures, audiovisual materials, diaries, works, objects, artifacts, memorabilia, sketches, patterns, drafts, drawings, projects, photos, samples, prototypes, showpieces, legacy pieces, molds, models, designs, dies and other similar items, in each case, that are held or controlled by Parent or any of its Subsidiaries (including the Transferred Companies) and were created or collected to inspire the creative or artistic design or “look and feel” of the tangible embodiments of the designs of the Versace Business, or otherwise to commemorate the work, products, style and heritage of Mr. Gianni Versace, Ms. Donatella Versace, the Versace Brands and/or the Versace Business, including (a) the archives and inspiration libraries of the Transferred Companies located in Novara, Italy and Milan, Italy (including the relevant criteria for selection, exhibition and organization thereof, as well as any databases with respect thereto), and (b) to the extent still held or controlled by Parent or any of its Subsidiaries, all materials listed on Schedule 1 of the Assignment Agreement by and between Ms. Allegra Donata Versace Beck and Gianni Versace S.p.A., dated September 24, 2018.

“Benefit Plan” shall mean each compensation or benefits plan, program or arrangement, including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any employment agreement, cash or equity-based bonus or incentive arrangement, change in control, termination, severance or retention arrangement, enhanced redundancy arrangement, vacation plan, pension or retirement or early retirement plan, deferred compensation plan, or health and welfare plan for the benefit of any Business Employee or former employee of the Versace Business, that is sponsored, maintained or contributed to or required to be contributed to by Parent or any of its Affiliates (including any Transferred Company), or with respect to which Parent or any of its Affiliates (including any Transferred Company) has any current or contingent liability, or could incur material liability under the Code or ERISA or any similar non-U.S. law, in each case whether written or unwritten funded or unfunded, other than any plan, program or arrangement (i) sponsored by a Governmental Entity, (ii) that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or 4001(a)(3) of ERISA, or (iii) provided under Law.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York or Milan, Italy are required or authorized by Law to be closed.

“Business Employee” shall mean each (a) Transferred Company Employee, (b) other employee of Parent or any of its Affiliates who is wholly or mainly dedicated to the Versace Business and in the case of both (a) and (b) set forth based on employee identification number and business title on Section 1.1(a)(i) of the Parent Disclosure Schedule, and (c) employee hired, engaged by or transferred to any Transferred Company during the period from the date of this Agreement until the Closing, not in violation of Section 5.4 (including, in each case, any such employee who is on sick leave, military leave, parental leave, vacation, holiday, short-term or long-term disability or any similar leave of absence) (the “Business Employee List”).

“Business Environmental Permit” shall mean any Permit, to the extent primarily related to the Versace Business, required to operate the Versace Business or occupy and use the Business Owned Real Property and Business Leased Real Property under any applicable Environmental Law.

“Business Intellectual Property” shall mean the Intellectual Property Rights owned (or purported to be owned as set forth on Section 3.16(a) of the Parent Disclosure Schedule) by the Transferred Companies as of the Closing, including, for the avoidance of doubt, all Key Marks owned by Parent or any of its Affiliates (including any Transferred Companies).

“Business Material Adverse Effect” shall mean any event, change, development or effect that individually or in the aggregate has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Versace Business; provided that no such event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, or whether there would reasonably be expected to be, a “Business Material Adverse Effect”: (a) general conditions and trends in the industries or businesses in which the Versace Business is operated or in which the Transferred Companies operate, including economic, regulatory, legal and Tax conditions, (b) general political, economic, business, monetary, financial or capital markets conditions or trends (including interest rates, exchange rates, credit markets, tariffs, sanctions, export-controls, trade wars and threatened levying of tariffs or sanctions or trade wars), (c) any act of civil unrest, insurrection, war or terrorism (including by generalized or widespread cyberattack or otherwise), and including an outbreak or escalation of hostilities (including the conflicts in Ukraine and the Middle East and any worsening thereof), (d) any conditions resulting from natural or manmade disasters, weather developments or other acts of God, force majeure events or conditions or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis (including any Emergency), (e) the failure of the financial or operating performance of the Versace Business to meet internal, Parent’s, Purchaser’s or analyst projections, forecasts or budgets for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a “Business Material Adverse Effect”; provided, further, that this clause (e) shall not be construed as stating or implying that Parent is making any representation or warranty hereunder with respect to any internal, Parent, Purchaser or analyst projections, forecasts or budgets for any period), (f) any action taken or omitted to be taken by or at the written request or with the written consent of Purchaser or any of its Representatives, or that is required by this Agreement, (g) the execution, announcement, pendency or consummation of this Agreement (other than for purposes of any representation or warranty contained in Section 3.1, Section 3.3, Section 3.4 and Section 3.10(h) to the extent relating to the consequences of the Transactions) and the Ancillary Agreements, the Sale and the other Transactions or the terms hereof or thereof or compliance with the terms hereof or thereof, or the identity of Purchaser or its Affiliates or any communication by Purchaser or any of its Affiliates, (h) changes in any Laws or GAAP or other applicable accounting principles or standards or generally accepted interpretations or enforcement thereof or the issuance of any executive order or similar declaration, (i) any actions taken, or omitted to be taken, by Purchaser or any of its Representatives, or any event, change, development or effect in respect of Purchaser’s and its Affiliates’ financing of the Sale and the other transactions contemplated hereby, (j) any changes to Parent’s share price or trading volume (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a “Business Material Adverse Effect”), (k) seasonal events, changes, developments or effects in respect of the business, operations or financing condition of the Versace Business, (l) any matter disclosed in the Parent Disclosure Schedule or (m) the Retained Businesses (to the extent it does not affect the Versace Business), except, in the case of the foregoing clauses (a) through (d), or (h) and (k), to the extent that the Versace Business is disproportionately adversely affected thereby relative to other similarly situated Persons operating in the luxury fashion industries in the territories in which the Versace Business operates (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has been or may be a Business Material Adverse Effect).

“Cash” shall mean the aggregate amount of all cash, cash equivalents, bank and other depositary accounts and safe deposit boxes, investment accounts, demand accounts, certificates of deposit, time deposits, negotiable instruments, liquid securities, credit card receivables, cash held in brokerage accounts, short-term deposits, deposits in transit to the Transferred Companies and restricted cash, but excluding: (a) all issued but uncleared checks issued to any of the Transferred Companies which have not been cashed by the time of delivery of the Initial Closing Statement, (b) any cash and similar deposits, escrows and sureties held by third parties (for the benefit of or as security for any obligation of the Transferred Companies), and (c) any amounts recorded under ACCT10100000 Cash in Tills and ACCT10000000 Petty Cash to the extent taken into account in the calculation of Working Capital, in each case of the Transferred Companies as of 11:59 p.m. New York City time on the day immediately prior to the Closing Date, calculated in accordance with the Accounting Principles.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean a collective bargaining, labor union, trade union, works council or similar labor-related agreement with any labor union, labor organization, employee association, works council or other employee-representative body.

“Combined Tax Return” shall mean any affiliated, combined, consolidated, unitary or similar group Tax Return that includes Parent or any of its Affiliates (other than the Transferred Companies), on the one hand, and any Transferred Company, on the other hand.

“Competition Laws” shall mean any applicable supranational, national, federal, state, foreign or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act and other similar laws regulating antitrust, competition or restraint of trade of any U.S., foreign or international jurisdiction.

“Confidentiality Agreement” shall mean the letter agreement, dated as of February 9, 2025, by and between Parent and Purchaser, as supplemented by that certain clean team agreement, dated as of February 11, 2025.

“Contaminant” shall mean any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” or any similar malicious code designed or intended to cause (or capable of causing) the disrupting, disabling, harming or otherwise impeding of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or damaging or destroying any data or file without the knowledge of the owner or an authorized user of the system network or device.

“Contract” shall mean any legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit or Benefit Plan.

“control” shall mean, as to any Person, (a) owning more than 50 percent (50%) of the voting power of such Person; (b) having and exercising the power to appoint or remove a majority of the directors by virtue of any powers conferred by the organizational documents, shareholders’ agreement or any other document regulating its affairs; or (c) having the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Covered Loss” shall mean any and all losses, Liabilities, claims, fines, deficiencies, damages, payments (including those arising out of any investigation, settlement, order, judgment, arbitral award or any appeal in respect of any of the foregoing relating to any Action), Taxes, penalties and reasonable attorneys’, experts’ and accountants’ fees and disbursements; provided that in respect of the Specified Litigation Matter, the fees and disbursement of only one counsel per applicable jurisdiction will be considered reasonable for the purposes of this definition.

“Emergency” shall mean any sudden, unexpected force majeure or abnormal event that causes, or risks causing, imminent and substantial physical damage to or the endangerment of the safety of any property, imminent and substantial endangerment of health or safety of any person, or death or injury to any person, or imminent and substantial damage to the environment, in each case whether caused by war (whether declared or undeclared), acts of terrorism (including cyberterrorism), weather events, epidemics, pandemics, diseases, strikes, work-stoppages, outages, explosions, blockades, insurrections, riots, landslides, earthquakes, storms, hurricanes, lightning, floods, extreme cold or freezing, extreme heat, washouts, acts of Governmental Entities (including confiscation, seizure or tariffs) or otherwise.

“Environmental Condition” shall mean a condition resulting from the release of a Regulated Substance into the environment on, in, under or within any property, but does not include the presence of a Regulated Substance in locations and at concentrations that are naturally occurring.

“Environmental Law” shall mean any Law addressing the pollution or protection of the environment and natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Regulated Substances.

“Environmental Liabilities” shall mean the following Liabilities arising under any Environmental Law or arising out of any Environmental Condition: (a) any duty imposed by a breach or violation of any Environmental Law, (b) any Remedial Action required by Environmental Law, (c) any bodily injury, property damage or other Liabilities of any Person arising from any Environmental Condition, or (d) any injury to, destruction of or loss of natural resources, or costs of any natural resource damage assessments arising from any Environmental Condition. Notwithstanding the foregoing, “Environmental Liabilities” does not include any Liabilities related to or arising out of the sale, distribution, use or misuse of products manufactured, serviced or distributed by the Versace Business.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (regardless of whether incorporated) that would be treated together with any member of the Parent Group as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“EU” shall mean the European Union.

“Financing Parties” shall mean each debt provider (including each agent and arranger) that commits to provide Purchaser or any of its Subsidiaries Financing pursuant to the Commitment Letter, and their respective Representatives and other Affiliates; provided that neither Parent nor any Affiliate thereof shall be a Financing Party.

“Fraud” shall mean a knowing and intentional misrepresentation of material fact set forth in the representations and warranties in Article III or Article IV or in the certificates delivered pursuant to Section 8.2(c) or Section 8.3(c), as applicable, committed by the party making such representation and/or warranty, and constituting common law fraud under Delaware Law (for the avoidance of doubt excluding any theory of fraud premised upon constructive fraud, negligent misrepresentation or omission, recklessness or negligence).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, court, tribunal, judicial body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“H&S Law” shall mean any applicable Law concerning health and safety and risk prevention matters, including the Laws relating to human health, safety at work and health.

“Hong Kong Listing Rules” shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” shall mean any Tax imposed on or measured by net income or gain (however denominated) (including any such franchise Tax, any indirect gains Tax imposed on an entity or its shareholder as a result of a direct or indirect sale of the stock of the entity and any Tax on doing business that meets the requirements of United States Treasury Regulations Section 1.903-1(c)(1)(i), (ii), (iii) and (iv)), including (a) the Italian corporate income Tax as defined by Presidential Decree no. 917 of 22 December 1986 (and subsequent amendments) (imposta sul reddito sulle società (“IRES”)) and (b) the Italian local Tax on productive activities, as established by Legislative Decree n.446 of 15 December 1997 (and subsequent amendments) (imposta regionale sulle attività produttive (“IRAP”)).

“Indebtedness” shall mean, without duplication, in each case calculated in accordance with the Accounting Principles: (a) any outstanding indebtedness for borrowed money of the Transferred Companies whether current, short-term or long-term, secured or unsecured, whether evidenced by bonds (other than surety bonds), notes or debentures, gross of any amortized cost impacts, (b) any obligations of the Transferred Companies in respect of letters of credit, surety bonds or bank guarantees, in each case solely to the extent funds have been drawn and are payable thereunder, (c) any outstanding uncleared checks issued by the Transferred Companies (unless such check has been issued to pay for a Liability otherwise included within this definition or in Working Capital), (d) all obligations under financial leases, but excluding any lease obligations that are treated as operating leases, (e) deferred purchase price obligations or any other deferred financial obligations, (f) all obligations of the Transferred Companies in respect of termination pay or unfunded defined benefit pension obligations that are accrued but unpaid as of Closing (together with the employer portion of any payroll, unemployment, social security or similar Taxes (such Taxes, “Payroll Taxes”) due on such amounts), (g) all payment obligations of the Transferred Companies with respect to outstanding severance, pension or termination pay (other than any Redundancy Plan Costs) that are payable to any employees of the Versace Business terminated prior to the Closing Date (together with the Payroll Taxes due on such amounts), including the amount recorded under the account set forth in Section 1.1(g)(g) of the Parent Disclosure Schedule, in each case to the extent unpaid as of the applicable measurement time, (h) all Transaction Expenses to the extent unpaid as of the applicable measurement time, (i) the Redundancy Plan Costs to the extent unpaid as of the applicable measurement time, (j) overdue trade payables over sixty (60) days from the invoice due date (other than amounts being contested in good faith and without duplication of amounts included in Working Capital), (k) all unpaid declared and approved dividends of any of the Transferred Companies owing to the Parent Group (other than a Transferred Company), (l) any capital expenditure payable by any of the Transferred Companies which has been accrued or reserved with respect to IT Plan to the extent unpaid as of the applicable measurement time, (m) the Store Closure Costs to the extent unpaid as of the applicable measurement time, (n) any risk provision of the Versace Business for the current matters in existence as of the entry into this Agreement with respect to the amounts set forth in Section 1.1(g)(n)(i) of the Parent Disclosure Schedule to the extent accrued and unpaid as of the applicable measurement time, together with any new liabilities that will be accounted for in risk provision of the Versace Business across the accounts set forth in Section 1.1(g)(n)(ii) of the Parent Disclosure Schedule actually accrued and unpaid between the date of Business Financial Statement at November 23, 2024 and the applicable measurement time to the extent the aggregate amount of liabilities recorded across the accounts set forth in Section 1.1(g)(n)(ii) of the Parent Disclosure Schedule exceeds $5,000,000 as of the applicable measurement time (for clarity, without duplication of any amount taken into account in the calculation of Working Capital), (o) with respect to the matters set forth on Section 1.1(g)(o) of the Parent Disclosure Schedule, the amounts set forth thereon, (p) the Store Adjustment Amount, (q) without duplication, all Indebtedness of others of the type set forth in the foregoing clauses (a)-(i) secured by a Lien on any property or assets of a Transferred Company or otherwise guaranteed by a Transferred Company and (s) without duplication, any liability of the Transferred Companies owing to Parent and/or its Affiliates (other than the Transferred Companies), to the extent not settled or otherwise eliminated pursuant to Section 5.6 and Section 5.7 as of the applicable measurement time; provided that Indebtedness shall not include any (i) Liabilities arising under or related to warranties made by the Versace Business or the Transferred Companies in the ordinary course of business, (ii) intercompany indebtedness owing between one or more of the Transferred Companies, (iii) amounts in respect of or relating to Taxes (or, for the absence of doubt, Tax receivables) other than (A) under clause (d) to the extent there is an obligation to pay Taxes or amounts in respect of Taxes under a lease, (B) otherwise expressly and specifically provided above in clause (f), (g), (h) or (i) with respect to Payroll Taxes or (C) as expressly and specifically provided in clause (n) with respect to the matters set forth in items 1(b) and 2 on Section 1.1(g)(n)(i) of the Parent Disclosure Schedule, (iv) amounts included in the calculation of Working Capital, or (v) any amounts (with respect to Payroll Taxes or otherwise) with respect to the TFR, which amounts are instead exclusively addressed by the preceding clause (o).

“Intellectual Property Rights” shall mean any and all intellectual and industrial property rights arising under the Laws in any applicable jurisdiction of the world, including in or with respect to any of the following: (a) patents, patent applications (including divisionals, continuations and continuations in part), statutory invention registrations, registered designs, and similar or equivalent exclusive rights in inventions and designs; (b) trademarks, service marks, trade dress, trade names, logos and other designations of origin (“Marks”); (c) domain names and uniform resource locators, Internet Protocol addresses, social media accounts and handles or other names, identifiers and locators associated with Internet addresses, sites and services (“Internet Properties”); (d) copyrights, copyrightable works and any other similar rights in works of authorship (including rights in Software as a work of authorship); (e) trade secrets and similar proprietary rights in confidential business or technical information (including in know-how, data, inventions, algorithms, and methods) that derive independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (f) rights in or relating to registrations, renewals, extensions, combinations, re-examinations, divisions and reissues of, and applications for, any of the rights referred to in the foregoing (a)-(e).

“IRS” shall mean the U.S. Internal Revenue Service.

“IT Plan” shall mean the IT projects as set out on Schedule VII of this Agreement.

“IT Systems” shall mean all information technology and information management systems and infrastructure (and the data (including Personal Information) stored thereon and processed thereby), Software, databases, hardware, devices, networks and equipment, including all servers, workstations, routers, hubs, switches, data lines, desktop applications, server-based applications and mobile applications, in each case to the extent owned or controlled by the Transferred Companies, and used or held for use in the operation of the Versace Business.

“Italian Civil Code” shall mean the Italian civil code enacted by Italian Royal Decree No. 262 of March 16, 1942.

“Italian Income Taxes” shall mean Income Taxes imposed by Italy (or any region or political subdivision thereof).

“Italian License Law” shall mean Italian Legislative Decree no. 129 of May 6, 2004.

“Key Marks” shall mean the names and Marks “VERSACE,” “GIANNI VERSACE,” and the VERSACE Medusa, and any associated designs incorporating such names and Marks, in each case, as listed in Exhibit B.

“Knowledge,” with respect to Parent, shall mean the actual knowledge of the Persons listed on Section 1.1(b) of the Parent Disclosure Schedule, having made due enquiries.

“Knowledge,” with respect to Purchaser, shall mean the actual knowledge of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule, having made due enquiries.

“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance or rule by any Governmental Entity.

“Liability” shall mean all indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses and damages.

“Liens” shall mean all liens, pledges, charges, security interests, restrictions on transfer (other than restrictions on transfer arising under applicable securities Laws) or other similar encumbrances, it being understood that licenses, covenants not to sue and similar rights granted with respect to Intellectual Property Rights are not “Liens” as defined hereunder.

“Net Indebtedness” shall mean an amount, which may be positive or negative, equal to (a) the sum of (i) Indebtedness of the Transferred Companies as of 11:59 p.m. New York City time on the day immediately prior to the Closing Date, (ii) the Tax Liability Amount and (iii) the Restructuring Tax Liability Amount, minus (b) up to $50,000,000 of Cash of the Transferred Companies as of 11:59 p.m. New York City time on the day immediately prior to the Closing Date, calculated without duplication and without giving effect to the Sale or any action of Purchaser on the Closing Date.

“OECD” shall mean the Organization for Economic Co-operation and Development.

“OECD Pillar Two Model Rules” shall mean the model rules published by the OECD on or about 20 December 2021 in a document titled “Tax Challenges Arising from the Digitalisation of the Economy—Global Anti-Base Erosion Model Rules (Pillar Two),” as they may be subsequently revised or replaced from time to time.

“Order” shall mean any outstanding corporate integrity agreement, deferred prosecution agreement, order, judgment, writ, injunction or decree.

“Organizational Documents” shall mean, with respect to a Person, the certificate of incorporation, bylaws or equivalent governing documents, as applicable, of such Person.

“Parent Benefit Plan” shall mean each Benefit Plan that is not a Transferred Company Benefit Plan.

“Parent Credit Agreement” shall mean that certain Amended and Restated Credit Agreement, dated as of February 4, 2025, among Michael Kors (USA), Inc., Parent, Michael Kors (Switzerland) GmbH, the foreign subsidiary borrowers party thereto, the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the issuing banks party thereto (as amended, amended and restated, supplemented or otherwise modified from time to time).

“Parent Group” shall mean Parent and its Subsidiaries (other than the Transferred Companies).

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations or consents of any Governmental Entity.

“Permitted Liens” shall mean (a) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet due or the amount or validity of which is being contested in good faith and by appropriate proceedings; (b) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (c) Liens for Taxes, assessments or other governmental charges or levies that are not delinquent or that are being contested in good faith by appropriate Actions and for which an adequate reserve has been made in the Business Financial Statements; (d) Liens disclosed on or reflected in the Business Financial Statements (including the notes thereto); (e) with respect to real property, (i) defects or imperfections of title that would be disclosed by searches on public databases or contained in the title documents or that would not reasonably be expected to be material to the Versace Business; (ii) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances; (iii) zoning ordinances, variances, conditional use Permits and similar regulations, Permits, approvals and conditions imposed by Governmental Entities having jurisdiction over such real property and which are not violated by the present use or occupancy of such real property or by the operation of the Versace Business; (iv) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; and (v) Liens disclosed in the applicable title insurance policies or any schedules or other attachments thereto; provided that, with respect to this clause (e), any such items individually or in the aggregate do not (and are not reasonably likely to) impair the continued use and operation of the real property in the ordinary conduct of the Versace Business; (f) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security; (g) Liens incurred in the ordinary course of business securing Liabilities that would not reasonably be expected to be material to the Versace Business; (h) Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries; (i) any purchase money security interests, equipment leases or similar financing arrangements; (j) Liens set forth in the Organizational Documents of any Person; (k) Liens set forth in the Parent Disclosure Schedule; (l) Liens deemed to be created by this Agreement or any of the Ancillary Agreements; (m) Liens which will be released at or prior to the Closing, including any liens in connection with the Parent Credit Agreement; (n) Liens arising under securities laws; and (o) Liens that would not reasonably be expected to be material to the Versace Business.

“Person” shall mean an individual, partnership (general or limited), corporation, business company limited by shares, società per azioni, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity or works council.

“Personal Information” shall mean information and data that (a) identifies, relates to, describes, is readily capable of being associated with, or could reasonably be linked with a particular individual, device or household or (b) is defined as “personal data,” “personal information” or “personally identifiable information” or a similar term under applicable Laws pertaining to privacy or data security.

“Pillar Two Rules” shall mean any law or regulation implemented in accordance with the OECD Pillar Two Model Rules, including any law or regulation of a jurisdiction implementing the “Income Inclusion Rule,” the “Undertaxed Payment Rule,” or a “Qualified Domestic Minimum Top up Tax,” as such terms are used in the OECD Pillar Two Model Rules (including, without limitation, the EU Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large scale domestic groups in the Union), as may be subsequently revised or replaced from time to time.

“Post-Closing Tax Period” shall mean any taxable period that begins after the Closing Date and the portion of any Straddle Period that begins after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period that ends on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Privacy Obligations” shall mean collectively all (a) applicable Laws pertaining to privacy or data security, (b) obligations under Contracts that are applicable to the Versace Business and that apply to or regulate privacy rights or Personal Information or the processing thereof, (c) written, publicly posted or internal privacy policies governing the collection, storage, transfer, disclosure, processing, protection and use of Personal Information, and (d) any rules of self-regulatory, industry or other organizations that apply to or regulate privacy rights or Personal Information or the processing thereof, in each case of the foregoing clauses (a) through (d), by or with which Parent or any of its Affiliates (including the Transferred Companies) is bound or otherwise required under applicable Laws to comply in connection with the conduct of the Versace Business.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that, individually or in the aggregate, prevents, impairs or materially delays or would reasonably be expected to prevent, impair or materially delay the ability of Purchaser to timely (a) perform its obligations under this Agreement or (b) consummate the Sale and the other Transactions.

“Purchaser Shareholder Circular” shall mean any circular and any supplementary circular (including any accompanying forms of proxy) required to be sent by Purchaser to its shareholders in connection with the Transactions and published in accordance with the requirements of the Hong Kong Listing Rules.

“R&W Policy” shall mean a representation and warranty insurance policy with respect to the Sale or the Transactions.

“Redundancy Plan” shall mean the Parent Group’s redundancy plan with respect to the Versace Business, with those roles provisionally selected as redundant (subject to ongoing consultation), in each case as set out on Section 6.4(a)(i) of the Parent Disclosure Schedule.

“Redundancy Plan Costs” shall mean all costs relating to the Redundancy Plan as set out on Section 6.4(a)(i) of the Parent Disclosure Schedule, together with any Covered Losses incurred by any of the Transferred Companies to the extent of an Action brought by an employee contesting the Redundancy Plan.

“Regulated Substance” shall mean any substance defined, regulated, or classified as hazardous, toxic, a pollutant, or a contaminant, or words of a similar import by, or for which standards of conduct are prescribed under, any Environmental Law.

“Release Documentation” shall mean customary release documentation (in form and substance reasonably satisfactory to Purchaser) evidencing release of (a) all obligations under the Parent Credit Agreement of the Transferred Companies, in each case, to the extent a Transferred Company is an obligor (whether primary or otherwise) in respect of the Parent Credit Agreement and (b) any Liens on the assets or equity interests of a Transferred Company granted in connection with the Parent Credit Agreement.

“Remedial Action” shall mean any and all actions to (a) investigate, clean up, remediate, remove, treat, monitor, contain or in any other way address any Regulated Substance in the environment, (b) prevent the release or threat of release or minimize the further release of a Regulated Substance so it does not migrate or endanger public health or welfare or the environment, and (c) perform pre-remedial studies and investigations and post-remedial monitoring, maintenance and care.

“Representatives” of a Person shall mean any Affiliate of such Person and its and their respective officers, directors, employees, financial advisors, attorneys, accountants and other advisors and representatives.

“Restructuring Tax Liability Amount” shall mean an amount equal to the aggregate Taxes for the Pre-Closing Tax Period (other than Transfer Taxes or Taxes that are included in the Tax Liability Amount or Working Capital), not otherwise satisfied as of the Closing Date, of the Transferred Companies that (i) are imposed upon, arise as a result of and would not have arisen but for the Pre-Closing Restructuring or (ii) arise as a result of and would not have arisen but for any modification or amendment to the Pre-Closing Restructuring pursuant to Section 5.18.

“Retained Businesses” shall mean the businesses of the Parent Group and its Affiliates (other than the Versace Business), including the businesses operated under the Michael Kors and Jimmy Choo brands.

“Sanctioned Person” shall mean a Person or entity from time to time (a) designated on the lists of sanctioned or designated persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State and any other agency of the U.S. government; (b) designated on the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions maintained by the European Commission, the Consolidated List of Financial Sanctions Targets maintained by the Office of Financial Sanctions Implementation within the UK’s HM Treasury, or any other equivalent lists maintained by the competent sanctions authority of any member state of the EU or the UK; (c) that is, or is part of, a government of a Sanctioned Territory; (d) that is located, organized or residing in any Sanctioned Territory; (e) 50% or more directly or indirectly owned or controlled (in each case in accordance with the relevant definitions or official guidance under Sanctions) by any of the foregoing in (a), (b), (c) or (d); or (f) that is acting for, on behalf of, or at the direction of (in accordance with the relevant definitions or official guidance under Sanctions) any other Person or Persons described in clause (a), (b), (c), (d) or (e) above.

“Sanctioned Territory” shall mean the following countries or territories or any other country or territory subject to comprehensive country-wide or territory-wide Sanctions Laws: Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the EU (or any member state thereof), the United Kingdom or any other Governmental Entity having jurisdiction over the Versace Business.

“Sanctions Laws” shall mean any economic, financial or trade sanctions or export controls Laws, restrictive measures and regulations thereunder of the U.S., the United Nations Security Council, the EU, any member state of the EU and the United Kingdom, in each case as amended from time to time.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933.

“Separate Tax Return” shall mean a Tax Return that is not a Combined Tax Return.

“Shared Contract” shall mean any Contract to which Parent or any of its Affiliates is a party or by which Parent or any of its Affiliates is bound that is related, but not exclusively related, to the Versace Business; provided that Shared Contracts do not include any Intercompany Arrangement.

“Software” shall mean any and all computer programs, applications, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case whether in source code, object code or other form or format, including libraries, frameworks, software development kits, application programming interfaces (APIs), toolsets, procedures, subroutines and other components thereof, and all documentation relating thereto.

“Store Adjustment Amount” shall have the meaning set forth in Section 1.1(h) of the Parent Disclosure Schedule.

“Store Closure Costs” shall mean the amounts set forth in Schedule III of this Agreement.

“Straddle Period” shall mean any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (b) such first Person is a general partner or managing member. Notwithstanding the foregoing, ITACHOO S.r.l, Jimmy Choo Florence S.r.l and the Versace Foundation shall be deemed not to be Subsidiaries of any of the Transferred Companies, and the Versace Foundation shall be deemed not to be a Subsidiary of Parent.

“Target Working Capital Amount” shall mean $120,000,000 (one hundred and twenty million U.S. dollars).

“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, tax imposed under the Pillar Two Rules, and any other similar duty, assessment or governmental charge in the nature of a tax, together with all interest and penalties imposed with respect to such amounts.

“Tax Liability Amount” shall mean an amount, which may not be less than zero in the aggregate, equal to the excess, if any, of (a) liabilities for Income Taxes of the Transferred Companies for the Pre-Closing Tax Period reportable on a Separate Tax Return of a Transferred Company that is to be originally filed after the Closing Date (except to the extent such Income Taxes are reportable on a Separate Tax Return with respect to Italian Income Taxes that forms a part of a Combined Tax Return with respect to Italian Income Taxes), over (b) the sum (without duplication) of (i) the amount of any credit for Income Taxes reportable on a Separate Tax Return of any Transferred Company that is to be originally filed after the Closing Date (other than any such Separate Tax Return with respect to Italian Income Taxes that forms a part of a Combined Tax Return with respect to Italian Income Tax) arising from an overpayment, payment of estimated Income Taxes or prepayment or from a carryback or carryforward from a Pre-Closing Tax Period to a Pre-Closing Tax Period or other similar credit of or against Income Taxes and (ii) the amount of any refunds of Income Taxes for the Pre-Closing Tax Period reflected on any filed Separate Tax Return of any Transferred Company that was filed before the Closing Date (other than any such Separate Tax Return with respect to Italian Income Taxes that forms a part of a Combined Tax Return with respect to Italian Income Tax) that have not been received by the Transferred Company as of the Closing Date, or that are permitted to be reflected on a Separate Tax Return of a Transferred Company that is to be filed after the Closing Date (other than any such Separate Tax Return with respect to Italian Income Taxes that forms a part of a Combined Tax Return with respect to Italian Income Taxes) with respect to a Pre-Closing Tax Period (provided that, in the case of any such refund referred to in this clause (ii), the refund is reasonably likely to be received or utilized by a Transferred Company or is a recorded receivable). For purposes of calculating the

Tax Liability Amount: (a) amounts in respect of Income Taxes shall be calculated in accordance with the past practices and procedures (including reporting positions, elections and accounting and valuation methods) of the Transferred Companies in preparing Income Tax Returns in the relevant jurisdiction, (b) any deduction, loss, or credit arising from any Transaction Expenses, any amount taken into account in the determination of Working Capital, Indebtedness or Net Indebtedness, and any other amounts paid or required to be paid by a Transferred Company that are economically borne by the Parent Group pursuant to this Agreement or any Ancillary Agreement shall be taken into account to the extent “more likely than not” deductible in the Pre-Closing Tax Period, (c) the following shall be excluded and shall not be taken into account: (1) any financing or refinancing arrangements entered into at any time by or at the direction of Purchaser or any of its Affiliates, (2) any other transactions entered into by or at the direction of Purchaser or any of its Affiliates in connection with the Transactions, (3) any transactions outside the ordinary course of business on the Closing Date after the Closing, (4) any liabilities for accruals or reserves established or required to be established for financial accounting purposes with respect to contingent Income Taxes, uncertain Tax positions or Taxes that may or will arise in connection with any Tax Proceeding, (5) any increase in any liability for Income Tax arising as a result of any election made after the Closing Date (other than a Permitted Section 336/338 Election), (6) all deferred Tax liabilities and all valuation allowances, (7) any deferred Tax assets arising from temporary differences between “book” and Tax accounting or carryforwards of Tax net operating losses or other attributes from the Pre-Closing Tax Period to the Post-Closing Tax Period and (8) any amount taken into account in Restructuring Tax Liability Amount, Indebtedness or Working Capital and (d) the Closing Date shall be treated as the final day of the taxable year of each Transferred Company and Section 7.2(a) shall apply (but not for the purpose of treating any “deferred revenue” as having accelerated into the Pre-Closing Tax Period).

“Tax Proceeding” shall mean any audit (including an assessment proceeding as part of an audit), examination, contest, litigation or other proceeding with or against any taxing authority in respect of Taxes.

“Tax Return” or “Return” shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, including any amendment thereof.

“TFR” shall mean Trattamento di Fine Rapporto (Employee Leaving Indemnity).

“Trade Controls” shall mean (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730–774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country or Governmental Entity.

“Transaction Expenses” shall mean (a) all legal, accounting, financial advisory, consulting, finders and other fees and expenses related to the solicitation of any potential purchasers of the Versace Business or the consideration of strategic alternatives with respect thereto or otherwise incurred (directly or indirectly) by the Transferred Companies in connection with the Sale (including with respect to the Pre-Closing Restructuring), in each case, incurred on or before, and unpaid as of, the Closing Date, (b) any prepayment penalties, premiums, early termination fees, breakage costs, fees and other costs and expenses associated with repayment of any indebtedness for borrowed money of the Transferred Companies or of the Parent Group (but paid or payable by the Transferred Companies) in connection with the Transaction, and (c) any success, stay, change of control, retention, transaction bonus or similar payment to any Person that is payable (directly or indirectly) by the Transferred Companies solely in connection with the consummation of the Transactions (in each case including any Payroll Taxes due with respect thereto).

“Transactions” shall mean the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Regulations” shall mean the Acquired Rights Directive (2001/23/EC), any legislation implementing the Acquired Rights Directive (2001/23/EC), including its national implementation laws in the EU Member States and, without limitation, the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended), and any similar or equivalent legislation in any jurisdiction which is not a member state of the European Union.

“Transferred Companies” shall mean the entities listed on Schedule II of this Agreement.

“Transferred Company Benefit Plan” shall mean each Benefit Plan that is (a) sponsored, maintained or contributed to solely by a Transferred Company, (b) exclusively for the benefit of the Business Employees and/or former employees of the Versace Business or (c) an individual agreement entered into with a Business Employee.

“Transferred Company Employee” shall mean each employee of a Transferred Company as of immediately prior to the Closing.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing, substantially in the form of Exhibit A hereto, with such changes as may be mutually agreed upon between the parties hereto.

“United States” or “U.S.” shall mean the United States of America, including any State thereof and the District of Columbia.

“Versace Brands” shall mean the brands listed on Section 1.1(e) of the Parent Disclosure Schedule.

“Versace Business” shall mean the businesses as conducted by Parent and its Subsidiaries as of immediately prior to the Closing under or to the extent relating to the brands VERSACE, Atelier Versace, Versus, Versace Eros, Versace Jeans Couture, Gianni Versace and the other Versace Brands, and the activities conducted by the Versace Foundation.

“Working Capital” shall mean (a) the current assets of the Transferred Companies, as of 11:59 p.m. New York City time on the day immediately prior to the Closing Date, that are included in the line item categories of assets specifically identified in the Sample Closing Statement reduced by (b) the current liabilities of the Transferred Companies, as of 11:59 p.m. New York City time on the day immediately prior to the Closing Date, that are included in the line item categories of liabilities specifically identified in the Sample Closing Statement, in each case, without duplication and without giving effect to the Sale, and calculated in accordance with the Accounting Principles; provided that in no event shall “Working Capital” include any amounts to the extent included in or with respect to (i) Net Indebtedness (provided, for clarity that cash of the Transferred Companies recorded under ACCT10100000 Cash in Tills and ACCT10000000 Petty Cash shall be included in Working Capital), (ii) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts, (iii) Liabilities or payments that are expressly required to be paid at or following the Closing by Parent or any of its Affiliates pursuant to this Agreement or any Ancillary Agreement or (iv) any assets or Liabilities of any of the Retained Businesses; provided, further, that in no event shall “Working Capital” include any amounts with respect to any deferred Tax assets or liabilities or any Income Tax assets or liabilities (whether deferred or current).

Section 1.2 Other Definitions. The following terms shall have the meanings defined in the Section or Article indicated:

Term	Section/Article

231 Decree	1.1
231 Model	1.1
Accounting Principles	2.4(b)
Accrued PTO	6.8
Acquisition Proposal	5.24
Action	1.1
Additional Sellers	5.18
Additional Versace Holding Companies	5.18
Affiliate	1.1
Aggregate Limit	6.10
Agreement	Preamble
Alternative Financing	5.20(c)
Ancillary Agreements	1.1
Anticorruption Laws	3.8(b)
Approvals	2.8(a)
Archive	1.1
Benefit Plan	1.1
Business Day	1.1
Business Employee	1.1
Business Employee List	Def. of ‘Business Employee’
Business Environmental Permit	1.1
Business Financial Statements	3.5(a)
Business Intellectual Property	1.1
Business Leased Real Property	3.12(b)(i)
Business Material Adverse Effect	1.1

Business Material Contracts	3.15(a)
Business Owned Real Property	3.12(a)
CapEx Budget	5.4(a)(14)
Cash	1.1
Cash Incentive Compensation	6.9
Cassa Integrazione Guadagni	3.11(e)
Closing	2.1
Closing Allocation	7.3
Closing Date	2.3(a)
Closing Purchase Price	2.2
Closing Working Capital and Net Indebtedness Adjustments	2.2
Code	1.1
Collective Bargaining Agreement	1.1
Combined Tax Return	1.1
Commitment Letter	4.6(a)
Competition Laws	1.1
Confidentiality Agreement	1.1
Contaminant	1.1
Continuation Period	6.5
Contract	1.1
control	1.1
controlled by	Def. of ‘control’
Coordinators	5.27(c)
Covered Loss	1.1
Covered Taxes	10.13(a)
Credit Support Items	5.8
Current Representation	10.14(a)
D&O Indemnitees	5.17(a)
Def. of ‘Indebtedness’	1.1
Definitive Agreements	5.20(a)
Designated Person	10.14(a)
Designated Shared Contract	2.8(b)
Designated Shared Contract Arrangement	2.8(c)
e-mail	10.7
Emergency	1.1
Enforceability Exceptions	3.3
Environmental Condition	1.1
Environmental Law	1.1
Environmental Liabilities	1.1
Equity Award Schedule	6.10
ERISA	1.1
ERISA Affiliate	1.1
Estimated Closing Statement	2.4(a)
EU	1.1
Fair Value	4.9
Final Closing Statement	2.6(c)

Final Purchase Price	2.7
Financing	4.6(a)
Financing Amounts	4.6(d)
Financing Parties	1.1
Forfeited Parent Equity Award	6.10
Franchisee	3.22
Fraud	1.1
GAAP	1.1
GIANNI VERSACE	Def. of ‘Key Marks’
GIVI Holding	Recitals
Governmental Entity	1.1
H&S Law	1.1
Hong Kong Listing Rules	1.1
HSR Act	1.1
Income Tax	1.1
Indebtedness	1.1
Independent Accounting Firm	2.6(c)
Initial Closing Statement	2.5(a)
Insurance Policies	3.21
Intellectual Property Rights	1.1
Intended Tax Treatment	7.1
Intercompany Arrangements	3.17
Interest Transfer Agreements	2.3(b)(i)(2)
Interests	Recitals
Internet Properties	Def. of ‘Intellectual Property Rights’
IRAP	Def. of ‘Income Tax’
IRES	Def. of ‘Income Tax’
IRS	1.1
IT Plan	1.1
IT Systems	1.1
Italian Civil Code	1.1
Italian Combined Tax Return	7.5(a)
Italian Deed of Transfer	2.3(b)(i)(1)
Italian Income Taxes	1.1
Italian License Law	1.1
Italian Notary	2.3(b)(i)(1)
Key Marks	1.1
Knowledge	1.1
Law	1.1
Leases	3.12(b)
Legal Restraints	8.1(b)
Lenders	4.6(a)
Liability	1.1
Liens	1.1
Marks	Def. of ‘Intellectual Property Rights’
Material Customers	3.15(a)

Material Suppliers	3.15(a)
Maximum Amount	5.17(c)
Migration Plan	5.27(b)
Net Indebtedness	1.1
New Contract	2.8(b)
Notice of Disagreement	2.6(a)
OECD	1.1
OECD Pillar Two Model Rules	1.1
Order	1.1
Organizational Documents	1.1
Outside Date	9.1(b)(i)
Parent	Preamble
Parent 401(k) Plans	6.11
Parent Benefit Plan	1.1
Parent Credit Agreement	1.1
Parent Disclosure Schedule	Article III
Parent Equity Award	6.10
Parent Group	1.1
Parent Indemnified Parties	10.13(a)
Parent Insurance Policies	5.9
Parent Names	5.12(a)
Parent Releasees	5.15(a)
Permits	1.1
Permitted Liens	1.1
Permitted Section 336/338 Election	7.10
Person	1.1
Personal Information	1.1
Pillar Two Rules	1.1
Post-Closing Adjustment	2.7
Post-Closing Representation	10.14(a)
Post-Closing Tax Period	1.1
Pre-Closing Covenant Indemnity Matters	10.13(b)
Pre-Closing Restructuring	5.18
Pre-Closing Tax Period	1.1
Privacy Obligations	1.1
Privileged Communications	10.14(b)
Prohibited Modifications	5.20(b)
Purchaser	Preamble
Purchaser 401(k) Plan	6.11
Purchaser Disclosure Schedule	Article IV
Purchaser Indemnified Parties	10.13(a)
Purchaser Material Adverse Effect	1.1
Purchaser Releasees	5.15(c)
Purchaser Shareholder Circular	1.1
R&W Policy	1.1
Real Property	3.12(b)

Redundancy Plan Costs	1.1
Redundancy Plan	1.1
Registered Business Intellectual Property	3.16(a)
Regulated Substance	1.1
Regulatory Action	5.3(c)
Release Documentation	1.1
Remedial Action	1.1
Representatives	1.1
Resolution Period	2.6(b)
Restructuring Tax Liability Amount	1.1
Retained Business Supply Agreement Amendments	5.28
Retained Businesses	1.1
Return	Def. of ‘Tax Return’
Sale	2.1
Sample Closing Statement	2.4(b)
Sanctioned Person	1.1
Sanctioned Territory	1.1
Sanctions	1.1
Sanctions Laws	1.1
SEC	1.1
Section 336/338 Election	7.10
Securities Act	1.1
Seller	Recitals
Sellers	Recitals
Sensitive Business Information	5.2(b)
Separate Tax Return	1.1
Separated Systems	5.27(b)
Shared Contract	1.1
Software	1.1
Specified Benefit Plan Matter	10.13(a)
Specified Litigation Matter	10.13(a)
Store Adjustment Amount	1.1
Store Closure Costs	1.1
Straddle Period	1.1
Sublease Agreements	5.26(a)
Subsidiary	1.1
Subsidiary Equity Interests	3.1
Target Working Capital Amount	1.1
Tax	1.1
Tax Liability Amount	1.1
Tax Proceeding	1.1
Tax Return	1.1
TFR	1.1
Trade Controls	1.1
Trade Secrets	Def. of ‘Intellectual Property Rights’
Transaction Expenses	1.1

Transactions	1.1
Transfer Regulations	1.1
Transfer Tax Return	7.9
Transfer Taxes	7.9
Transferred Business Employee	6.1
Transferred Companies	1.1
Transferred Company Benefit Plan	1.1
Transferred Company Employee	1.1
Transferred Company Permits	3.9
Transition Services Agreement	1.1
U.S.	Def. of ‘United States’
under common control with	Def. of ‘control’
United States	1.1
VERSACE	Def. of ‘Key Marks’
Versace Brands	1.1
Versace Business	1.1
Versace Holding Companies	Recitals
Versace Names	5.12(d)
Working Capital	1.1

ARTICLE II

THE SALE

Section 2.1 Sale and Purchase of Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Parent shall cause each Seller to transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from each Seller, all of the Sellers’ right, title and interest in and to the Interests, free from all Liens other than Permitted Liens, in consideration for the Final Purchase Price (the “Sale”).

Section 2.2 Closing Purchase Price. In consideration for the Interests, at the Closing, Purchaser shall deliver to Parent, in cash, (a) $1,375,000,000 (one billion three hundred seventy five million U.S. dollars), plus (b) an amount, which may be positive or negative, if any, that shall be equal to (i) the amount of Working Capital set forth in the Estimated Closing Statement, minus (ii) the Target Working Capital Amount, minus (c) the amount, which may be positive or negative, if any, of Net Indebtedness set forth in the Estimated Closing Statement (the amounts in clauses (b) and (c) together, the “Closing Working Capital and Net Indebtedness Adjustments”) (the aggregate amount determined pursuant to this Section 2.2, the “Closing Purchase Price”).

Section 2.3 Closing.

(a) The Closing shall take place at the offices of the Italian Notary in Milan, Italy, or remotely via the electronic exchange of documents and signatures, at a time to be mutually agreed by the parties (i) on the date that is seven (7) Business Days after the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions at such time) are satisfied or, to the extent permitted by applicable Law, waived, or (ii) at or on such other place, time or date that is mutually agreed upon in writing by Parent and Purchaser. The date on which the Closing actually occurs is referred to as the “Closing Date.”

(b) At the Closing:

(i) Parent shall:

(1) cause the applicable Sellers to execute in Italy before the applicable Italian public notary selected by Purchaser acting reasonably (the “Italian Notary”) the notarial deed of transfer of the Interests of GIVI Holding S.r.l, as agreed by the parties acting reasonably, subject to any revisions reasonably requested by the Italian Notary (the “Italian Deed of Transfer”);

(2) in the event there are any Additional Versace Holding Companies, cause the applicable Sellers to execute and deliver to Purchaser a counterpart to written instruments of transfer of all of the Interests other than the Interests in GIVI Holding in a form mutually reasonably satisfactory to the parties which complies with the Laws of the applicable jurisdiction (the “Interest Transfer Agreements”);

(3) execute and deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(4) if applicable, cause any Seller that is organized in the United States to deliver to Purchaser a duly executed IRS Form W-9;

(5) or shall cause its applicable Subsidiary to, as applicable, deliver to Purchaser a duly executed counterpart to each of the Ancillary Agreements to which any member of the Parent Group or any Transferred Company is a party;

(6) provide (to the extent not previously delivered to Purchaser): (i) reasonable documentary evidence that transfers of the Transferred Companies to be transferred pursuant to the Pre-Closing Restructuring (subject to such modifications thereto as may be made by Parent pursuant to Section 5.18) have been completed in accordance with the Pre-Closing Restructuring, and (ii) an updated extract from the Italian Companies Register showing that Parent (or one of its Affiliates, other than the Transferred Companies) is the sole shareholder of ITACHOO S.r.l. and Jimmy Choo Florence S.r.l.;

(7) have delivered such documents as are required to be delivered at or prior to the Closing pursuant to Section 5.29 (Release Documentation);

(8) to the extent not previously delivered to Purchaser, deliver to Purchaser a sub-consolidation package for the Versace Business perimeter (on a pro-forma consolidated basis for the Transferred Companies) prepared in accordance with IFRS in all material respects as of and for the month ended on a date that is no more than three (3) months prior to the Closing Date;

(9) deliver to Purchaser evidence that the Stock Purchase Agreement concerning GIVI Holding S.p.A. and Gianni Versace S.p.A. (as they then were) dated September 24, 2018, has been assigned to a Transferred Company (to the extent not previously delivered to Purchaser); and

(10) deliver to Purchaser the Migration Plan mutually agreed in accordance with Section 5.27.

(ii) Purchaser shall:

(1) deliver to Parent by wire transfer, to an account designated by Parent prior to the Closing, immediately available funds in an aggregate amount equal to the Closing Purchase Price;

(2) execute and deliver to Parent the certificate required to be delivered pursuant to Section 8.3(c);

(3) execute in Italy before the Italian Notary the Italian Deed of Transfer;

(4) in the event there are any Additional Versace Holding Companies, execute and deliver to Parent a duly executed counterpart to each of the Interest Transfer Agreements; and

(5) execute and deliver to Parent a duly executed counterpart to each of the other Ancillary Agreements to which Purchaser or any of its Subsidiaries is a party.

Section 2.4 Closing Working Capital and Net Indebtedness Adjustments.

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, Parent shall provide Purchaser with a good faith estimate of each of (i) Working Capital, (ii) Cash, (iii) Indebtedness of the Transferred Companies and (iv) the other items within the definition of Net Indebtedness, in each case as of 11:59 p.m. New York City time on the day immediately prior to the anticipated Closing Date (the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (A) Parent’s determination of the Closing Working Capital and Net Indebtedness Adjustments and the Closing Purchase Price (after giving effect to the Closing Working Capital and Net Indebtedness Adjustments) and (B) the account to which Purchaser shall transfer the Closing Purchase Price pursuant to Section 2.3.

(b) The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles attached as Schedule I of this Agreement (the “Accounting Principles”). For illustrative purposes only, Annex A of Schedule I sets forth a calculation of Working Capital and Net Indebtedness as of November 23, 2024 (the “Sample Closing Statement”). The Estimated Closing Statement shall be prepared in a manner consistent with the Sample Closing Statement.

Section 2.5 Post-Closing Statements.

(a) Within ninety (90) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent a statement of (i) Working Capital, (ii) Cash, (iii) Indebtedness of the Transferred Companies, and (iv) the other items within the definition of Net Indebtedness, in each case as of 11:59 p.m. New York City time on the day immediately prior to the Closing Date (the “Initial Closing Statement”). The Initial Closing Statement shall be prepared in good faith in accordance with the Accounting Principles, applied consistently with their application in connection with the preparation of the Business Financial Statements and the Estimated Closing Statement, and in a manner consistent with the Sample Closing Statement. If the Initial Closing Statement is not delivered by the deadline then Parent shall have the option in its sole discretion to elect to prepare its own Initial Closing Statement and the ninety (90)-day period shall restart upon Parent making such election, Purchaser shall provide Parent with the required access to do so and the dispute provisions below shall apply mutatis mutandis.

(b) Following the Closing through the date that the Initial Closing Statement has become final and binding in accordance with Section 2.6(c), Parent and its Affiliates and Representatives shall be permitted to access and review the books, records and work papers of the Transferred Companies and Purchaser that are reasonably related to the calculations of Working Capital and Net Indebtedness, and Purchaser shall, and shall cause the Transferred Companies and its and their respective employees, accountants and other Representatives to, cooperate with and assist Parent and its Affiliates and Representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent requested, in each case, upon reasonable notice and during normal business hours. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates and Representatives shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or result in the disclosure of competitively sensitive information or contravene any Laws, Contracts or obligation of confidentiality; provided that Purchaser shall use its commercially reasonable efforts to provide such access or information in a manner that would not violate the foregoing.

(c) Following the Closing through the date that the Initial Closing Statement becomes final and binding in accordance with Section 2.6(c), neither party will take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Closing Statement are based, or on which the Final Closing Statement is to be based, that are inconsistent with the Accounting Principles or that would impede or delay the determination of the amount of Working Capital or Net Indebtedness or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.6 Reconciliation of Initial Closing Statement.

(a) Parent shall notify Purchaser in writing no later than thirty (30) days after Parent’s receipt of the Initial Closing Statement if Parent disagrees with the Initial Closing Statement, which notice shall describe the basis for such disagreement (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser within such thirty (30)-day period, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c). If a Notice of Disagreement is delivered to Purchaser within such thirty (30)-day period, then only such portions of the Initial Closing Statement that Parent does not identify or disagree with in the Notice of Disagreement shall become final and binding upon the parties in accordance with Section 2.6(c).

(b) During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement.

(c) If, at the end of the Resolution Period, Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Deloitte & Touche LLP or, if such firm is unwilling or unable to fulfill such role, (i) another independent certified public accounting firm in the United States of national reputation mutually acceptable to Parent and Purchaser or (ii) if Parent and Purchaser are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and Purchaser shall each select one such firm and as those two firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (Deloitte & Touche LLP, the firm selected in accordance with clause (i) or the third (3rd) firm selected in accordance with clause (ii), as applicable, the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles and based solely on the written submissions of the parties and not an independent review, binding on the parties to this Agreement (absent fraud or manifest error), of the appropriate amount of each of the matters that remain in dispute solely to the extent indicated in the Notice of Disagreement that Parent and Purchaser have submitted to the Independent Accounting Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Parent in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. For the avoidance of doubt, the Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement and shall not consider any events or developments that occurred after the Closing. The Initial Closing Statement as finally determined either through agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c) (absent fraud or manifest error) shall be the “Final Closing Statement.”

(d) All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be allocated between Parent and Purchaser in the same proportion that the aggregate amount of remaining disputed items submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted. For example, if it is Purchaser’s position that the adjustment owed is $300, it is Parent’s position that the adjustment owed is $100 and the Independent Accounting Firm’s finding is that the adjustment owed is $250, then Purchaser shall pay twenty-five percent (25%) ((300-250) / (300-100)) of the Independent Accounting Firm’s fees and expenses and Parent shall pay seventy-five percent (75%) ((250-100) / (300-100)) of the Independent Accounting Firm’s fees and expenses. During the review by the Independent Accounting Firm, each of Purchaser and Parent shall, and shall cause its respective Subsidiaries (in the case of Purchaser, the Transferred Companies) and its and their respective employees, accountants and other Representatives to, make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided that the accountants of Parent or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm, except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent Accounting Firm shall be functioning as an expert and not as an arbitrator.

(e) The process set forth in Section 2.5, this Section 2.6 and Section 2.7 shall be the sole and exclusive remedy of any of the parties and their respective Affiliates for any disputes related to the Closing Working Capital and Net Indebtedness Adjustments, the Post-Closing Adjustment, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement.

Section 2.7 Post-Closing Adjustment. The “Post-Closing Adjustment” may be either a positive or negative amount, and shall be equal to (a) (i) the amount of Working Capital set forth in the Final Closing Statement, minus (ii) the amount of Working Capital set forth in the Estimated Closing Statement, plus (b) (i) the amount of Net Indebtedness set forth in the Estimated Closing Statement, minus (ii) the amount of Net Indebtedness set forth in the Final Closing Statement (which shall include the Store Adjustment Amount, if any). If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Parent (or one Affiliate designated by Parent) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Parent (or an Affiliate designated by Parent) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment. The Closing Purchase Price, as adjusted by the Post-Closing Adjustment, shall be the “Final Purchase Price.” Any such payment pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Closing Statement to an account designated in writing by the party entitled to the payment within three (3) Business Days after the determination of the Final Closing Statement, together with interest accruing daily on such amount at the Federal Funds Rate from the date on which such payment was due, calculated based on a rate per annum equal to the lesser of (A) the prime rate set forth in the Wall Street Journal in effect on the date such payment was due plus two percent (2%) per annum and (B) the maximum amount permitted by applicable Law.

Section 2.8 Non-Assignment; Consents.

(a) From the date of this Agreement, Parent shall, and shall cause the Transferred Companies to, use commercially reasonable efforts to give all notices to and to obtain all consents (“Approvals”) from all third parties under the Contracts set forth in Section 2.8(a) of the Parent Disclosure Schedule; provided that in no event shall the dispatch of such notices or receipt of such consents be a condition to any of Purchaser obligations under this Agreement. Other than as provided in Section 1.1(h) of the Parent Disclosure Schedule, neither Parent nor any of its Affiliates shall have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any Approvals that may be required in connection with the Transactions or because of the termination of any Contract as a result thereof. Purchaser acknowledges that no representation, warranty, covenant or agreement of Parent contained in this Agreement shall be breached or deemed breached solely as a result of (i) the failure to obtain any Approval, (ii) any such termination of a Contract or (iii) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Approval or any such termination.

(b) From the date hereof until the Closing, (i) Parent shall cooperate with Purchaser to identify each Shared Contract in relation to which Purchaser desires for the Versace Business to continue its commercial relationship with the counterparty to such Shared Contract and for such Shared Contract to be subject to the provisions of this Section 2.8 (each, a “Designated Shared Contract”) and (ii) Purchaser shall use, and shall cause its Affiliates to use, commercially reasonable efforts (and Parent shall, and shall cause its Affiliates to, in good faith cooperate with Purchaser and its Affiliates in such efforts) to negotiate with the counterparty to each Designated Shared Contract a new Contract with Purchaser or any designee of Purchaser (including any Transferred Company) in order for Purchaser or its designee to receive the rights and benefits and bear the burdens and obligations of such Designated Shared Contract to the extent relating to the Versace Business with effect from and after the Closing (each such new Contract with Purchaser or any designee thereof, a “New Contract”).

(c) If, prior to the Closing Date, Purchaser is unable to obtain a New Contract in respect of a Designated Shared Contract, then for a period of twelve (12) months following the Closing Date, (i) Purchaser shall use, and shall cause its Affiliates to use, commercially reasonable efforts (and Parent shall, and shall cause its Affiliates to, in good faith cooperate with Purchaser and its Affiliates in such efforts) to cause the counterparty to such Designated Shared Contract to enter into such a New Contract and (ii) until the earlier of the expiry of such twelve (12)-month period and such time as such a New Contract is executed, Purchaser and Parent shall use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to both parties (such arrangement complying with this Section 2.8(c), a “Designated Shared Contract Arrangement”) under which the Parent would, in compliance with applicable Law, provide Purchaser or its Affiliates with the rights, benefits, burden and obligations of such Designated Shared Contract to the extent relating to the Versace Business such that Purchaser would be placed in a substantially similar position as if such a New Contract had been executed. From and after the Closing, Purchaser shall indemnify, defend and hold Parent and its Affiliates harmless from and against all Liabilities (including any liability for Taxes) incurred as a result of Purchaser’s failure to discharge any Liability of the Parent or its Affiliates arising under or with respect to any Designated Shared Contract Arrangement (to the extent related to the Versace Business).

(d) Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Affiliates shall have any obligation to make any payments or other concession or accommodation, or incur any other Liability, or commence or participate in any Action, or take any action that would violate Parent’s or its Affiliates’ current policies or procedures, to effect any of the transfers, assignments or arrangements contemplated by this Section 2.8, and the failure to effect any such transfers, assignments or arrangements shall not be deemed a breach of this Agreement by Parent. Each party shall pay or otherwise incur its own costs and expenses associated with dispatching notices or obtaining consents, or negotiating, designing, establishing and implementing any arrangement implemented, pursuant to this Section 2.8.

Section 2.9 Withholding. Notwithstanding anything to the contrary herein, Purchaser and any other applicable withholding agent shall be entitled to deduct and withhold from any payment payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any applicable provision of applicable Law in respect of Taxes; provided that Purchaser shall use commercially reasonable efforts to notify Parent prior to making any deduction or withholding (which notice shall include the applicable provision of Tax Law pursuant to which such withholding is anticipated) and shall use commercially reasonable efforts to cooperate with Parent to mitigate or eliminate any such withholding to the maximum extent permitted under applicable Law. To the extent any such amounts are so deducted or withheld in accordance with the above provisions of this Section 2.9 and timely paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in (a) the reports, schedules, forms, statements and other documents filed by Parent with, or furnished to, the SEC and publicly available prior to the entry into this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded) or (b) the disclosure schedule delivered to Purchaser at or prior to the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser, as of the date hereof and as of Closing, as follows:

Section 3.1 Organization and Qualification; Subsidiaries. Parent, each Seller, and each Transferred Company is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to prevent the consummation of the Sale by Parent or any Seller. Each Transferred Company has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and, if applicable, in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to prevent or materially delay the consummation of the Sale by Parent or any Seller. True, complete and correct copies of the Organizational Documents of the Transferred Companies have been provided to Purchaser or its Representatives prior to the entry into this Agreement, and the same are in full force and effect. The Subsidiaries of the Versace Holding Companies as of the entry into this Agreement, as well as the record and beneficial owner of each of the relevant Subsidiaries’ equity interests (the “Subsidiary Equity Interests”), are set forth on Section 3.1 of the Parent Disclosure Schedule. The Subsidiary Equity Interests are duly authorized and validly issued and owned by the applicable Transferred Company, free and clear of all Liens, except for Permitted Liens. Except as set forth on Section 3.1 of the Parent Disclosure Schedule, the Transferred Companies do not own, directly or indirectly, any equity interests in any other Person.

Section 3.2 Capitalization of the Versace Holding Companies. Section 3.2 of the Parent Disclosure Schedule sets forth, as of the date of this Agreement for each Versace Holding Company, the number of authorized, issued and outstanding equity interests in such Versace Holding Company, the record and beneficial owners thereof and the jurisdiction of organization of such Versace Holding Company. The Interests are duly authorized and validly issued and owned by Parent or the applicable Seller, free and clear of all Liens, except for Permitted Liens. The Interests and the Subsidiary Equity Interests, as the case may be, are the only equity interests of any Transferred Company issued or outstanding. Except for nominee or directors’ shares (as set forth in Section 3.2 of the Parent Disclosure Schedule) and as set forth in the immediately preceding sentence, there are no equity securities or other equity interests of any Transferred Company issued, reserved for issuance or outstanding, and no preemptive or other outstanding rights, subscriptions, options, warrants, phantom stock, profit participation interests, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other ownership interest in any Transferred Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of any Transferred Company. No Transferred Company has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which any holder of any equity interests of any Transferred Company may vote. There are no equity holder agreements, voting trusts or proxies or other Contracts in effect with respect to the voting of the Interests or any Subsidiary Equity Interests. None of the issued and outstanding Interests or Subsidiary Equity Interests was issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights. As of the entry into this Agreement, no Transferred Company is in the situations provided for under Articles 2446 and 2447 of the Italian Civil Code or in any other situation that may require its shareholders to make equity contributions to avoid the liquidation of such a Transferred Company. All references in this Section 3.2 to the “Versace Holding Companies” shall include all of the Persons that Parent is entitled to designate as Additional Versace Holding Companies pursuant to Section 5.18.

Section 3.3 Authority Relative to This Agreement. Parent (and each Seller) has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transactions or the transactions contemplated by the Ancillary Agreements to which it is a party in accordance with the terms hereof. No vote or other approval of the shareholders of Parent is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the Transactions in accordance with the terms hereof and thereof, whether by reason of applicable Law, the Organizational

Documents of Parent, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Parent, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action in equity or at Law) (the “Enforceability Exceptions”). Each applicable member of the Parent Group has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform each Ancillary Agreement to which it is a party in accordance with the terms thereof. At the Closing, each Ancillary Agreement executed and delivered by the member of the Parent Group party thereto will be duly and validly executed and delivered by such member of the Parent Group, and, assuming the due authorization, execution and delivery of each Ancillary Agreement by Purchaser or its applicable Subsidiaries, will constitute, a valid, legal and binding agreement of the applicable members of the Parent Group, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions.

Section 3.4 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent for the execution, delivery and performance by Parent of this Agreement or by Parent or any Subsidiary thereof of any Ancillary Agreement to which it is a party or the consummation by Parent or any Subsidiary thereof of the Transactions, except (a) compliance with any applicable requirements of any Competition Laws or (b) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and would not reasonably be expected to prevent or materially delay the consummation of the Sale by Parent or any Seller. Assuming compliance with the items described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Parent or any Ancillary Agreement by Parent or any applicable Subsidiary thereof, nor the consummation by Parent or any Subsidiary thereof of the Transactions, will (i) conflict with or result in any breach, violation or infringement of any provision of the respective memorandum and articles of association, articles of incorporation or bylaws (or similar governing documents) of Parent, such Subsidiary or any Transferred Company, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract (other than any real property lease or similar agreement or any warehouse, distribution or storage lease or similar agreement or any guarantee related to any of the foregoing) to which a Transferred Company is a party, or (iii) violate any Law applicable to the Parent, such Subsidiary, the Versace Foundation or the Versace Business or any of its properties or assets, except, in the case of clause (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect and as would not reasonably be expected to prevent or materially delay the consummation of the Sale by Parent.

Section 3.5 Financial Statements; Liabilities.

(a) Section 3.5(a) of the Parent Disclosure Schedule sets forth the unaudited statement of operations of the Transferred Companies for the nine (9)-month period ended November 23, 2024 and the unaudited combined balance sheet of the Transferred Companies as of November 23, 2024, and the statement of operations of the Transferred Companies for the twelve (12)-month period ended February 24, 2024 and the combined balance sheet of the Transferred Companies as of February 24, 2024, sourced from the audited financial statements of Parent (the “Business Financial Statements”). The Business Financial Statements (i) have been prepared on a basis consistent with the Accounting Principles and are in accordance with GAAP (other than the absence of stand-alone carveout adjustments footnote disclosures) and Parent’s internal management reporting policies and procedures, and (ii) are accurate and complete in all material respects and present fairly, in all material respects, the financial position and the results of operations of the Transferred Companies, as of the date thereof or the period then ended, in each case except as may be noted therein.

(b) There are no undisclosed liabilities or obligations of the Transferred Companies and their Subsidiaries of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a combined balance sheet of the Transferred Companies, other than those that (i) are reflected or reserved against on the Business Financial Statements or otherwise reflected in the determination of Working Capital or Net Indebtedness, (ii) have been incurred in the ordinary course of business since November 23, 2024, (iii) are permitted or contemplated by this Agreement or the Ancillary Agreements or incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Ancillary Agreements or the Sale, (iv) are obligations to perform in the future under Contracts, or (v) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(c) The audited consolidated statement of operations of GIVI Holding and its subsidiaries for the twelve (12)-month period ended March 31, 2024 and the audited combined balance sheet of GIVI Holding and its subsidiaries as of March 31, 2024 (i) have been prepared and audited in accordance with applicable laws, accounting principles, IFRS and GIVI Holding’s internal management reporting policies and procedures, and (ii) are accurate and complete in all material respects and present fairly, in all material respects, the financial position and the results of operations of GIVI Holding and its Subsidiaries, as of the date thereof or the period then ended, in each case except as may be noted therein.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, all accounts receivable, net of reserves for doubtful accounts, represent amounts receivable by the Versace Business for goods or services the Versace Business actually delivered or provided, or represent services billed in advance in accordance with the terms of the customer agreements, and were created in the ordinary course of the Versace Business.

Section 3.6 Absence of Certain Changes or Events. Except as contemplated by this Agreement and actions taken in relation to the Transactions (including the reorganizations and transactions undertaken to facilitate the Sale, including the Pre-Closing Restructuring), (a) since November 23, 2024, there has not been a Business Material Adverse Effect and there has not been any event, change, development or effect that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, (b) since November 23, 2024, through the entry into this Agreement, the Versace Business has been operated in the ordinary course in all material respects, and (c) since November 23, 2024, the Transferred Companies have not taken any actions that would not be permitted under Section 5.4(a)(4), (5) (other than clause (iii) thereof), (12), (13) or (17)).

Section 3.7 Litigation; Investigations.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, (i) there is no Action pending or, to the Knowledge of Parent, threatened, against any Transferred Company, or arising out of or relating to the Versace Business, and (ii) no Transferred Company (or any member of the Parent Group as it exclusively relates to the Versace Business) is subject to any outstanding Order.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, since the date that is three (3) years prior to the date hereof, no Transferred Company, and neither Parent nor any of its other Subsidiaries, to the extent related to the Versace Business, has conducted any internal investigation relating to any violation of any Laws or Order by it or any of its Representatives.

Section 3.8 Compliance with Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect no Transferred Company or, as it exclusively relates to the Versace Business, the Parent Group, is in violation of any Laws or Order issued by a Governmental Entity as of the entry into this Agreement. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, no member of the Parent Group has, since the date that is three (3) years prior to the date hereof, received any written notice alleging any such violation in respect of a Transferred Company or the Versace Business.

(b) Since the date that is five (5) years prior to the date hereof, (i) to the Knowledge of Parent, no Transferred Company has, and neither Parent nor any of its other Subsidiaries, to the extent related to the Versace Business, has violated any applicable Law relating to anti-bribery, anti-money laundering, counter-terrorism financing or anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the UK Terrorism Act 2000, the UK Proceeds of Crime Act 2002, and the 231 Decree, in each case, as in effect at the time of such action (all such Laws, “Anticorruption Laws”), (ii) to the Knowledge of Parent, no Representative or other Person acting for or on behalf of any Transferred Company or the Parent Group has, to the extent related to the Versace Business, violated any Anticorruption Law or been the subject of any investigation, proceeding or claim or made a voluntary, directed or involuntary disclosure to any Governmental Entity with respect thereto and no such investigation, proceeding or claim is pending or threatened, and (iii) to the Knowledge of Parent, no Transferred Company has, and no member of the Parent Group has, with respect to the Versace Business, received any written notice alleging any such violation of any Anticorruption Law or been the subject of any investigation, proceeding or claim or made a voluntary, directed or involuntary disclosure to any Governmental Entity with respect thereto and no such investigation, proceeding or claim is pending or threatened.

(c) No Transferred Company or member of the Parent Group, as it relates to the Versace Business, has, in the five (5) years prior to the date hereof, initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, or other similar notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any product manufactured, marketed, or sold by such Transferred Company or the Versace Business. To the Knowledge of Parent, neither the Transferred Companies nor any member of the Parent Group, as it relates to the Versace Business, are aware of any facts which are reasonably likely to cause any such recall, market withdrawal or replacement of any product manufactured, marketed or sold, or intended to be sold, by the Versace Business.

(d) To the Knowledge of Parent, since the date that is five (5) years prior to the date hereof, none of the current and/or former directors or employees of GIVI Holding and its Italian Subsidiaries has committed any offense or violation of applicable Law which would reasonably be expected to result in the application of any sanction pursuant to the 231 Decree.

(e) Gianni Versace S.r.l has adopted, implemented and maintains in force and effect the governance and compliance structures and risk prevention systems (including the 231 Model) required by the 231 Decree.

(f) To the Knowledge of Parent, the current and former service providers, suppliers, contractors, service sub-providers, sub-suppliers, and sub-contractors of the Transferred Companies, with respect to their services for the Versace Business, are and have been fully compliant, in all material respects, with the provisions, requirements and obligations of applicable Environmental Law and H&S Law. To the Knowledge of Parent, no shareholder, director, officer, employee, consultant nor independent contractor of the current or former service providers, suppliers, contractors, service sub-providers, sub-suppliers or sub-contractors works or has worked, with respect to their services for the Versace Business, in exploitative conditions in violation of applicable Law.

(g) Since the date that is three (3) years prior to the date hereof, the Transferred Companies and the Parent Group (and any director, officer, agent, employee, Representative, consultant or other Person acting for or on behalf of any Transferred Company or the Parent Group), to the extent related to the Versace Business, have (i) complied with applicable Trade Controls and Sanctions in all material respects and (ii) to the Knowledge of Parent, not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other legal proceedings or claims with respect to any actual or alleged material violations of Trade Controls or Sanctions (or made a voluntary, directed or involuntary disclosure to any Governmental Entity with respect thereto), and, to the Knowledge of Parent, has not been notified of any such pending or threatened investigations, actions, proceedings or claims.

(h) The Parent Group has established and maintains a system of internal policies, procedures and controls reasonably designed to ensure compliance by the Transferred Companies and their respective Representatives, and other persons who perform services for or on their behalf, with applicable Sanctions and Anticorruption Laws and to ensure that the Parent Group does not engage in any dealings or transactions with any person that at the time of the dealing or transaction is a Sanctioned Person or with any Sanctioned Territory in violation of applicable Sanctions.

(i) No Transferred Company or member of the Parent Group (nor, to the Knowledge of Parent, any Representative or other Person acting for or on behalf of any Transferred Company or the Parent Group), to the extent related to the Versace Business:

(i) is, or has been, a Sanctioned Person;

(ii) is, or has been in the three (3) years prior to the date of this Agreement, in breach of any applicable Sanctions Laws in any material respects; or

(iii) is, or has in the three (3) years prior to the date of this Agreement, engaged in any transaction or dealing in violation of any applicable Sanctions Laws in any material respects.

Section 3.9 Permits. The Transferred Companies hold all Permits necessary for the conduct of the Versace Business as conducted as of the entry into this Agreement (the “Transferred Company Permits”), except for failures to hold such Transferred Company Permits that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (a) the Transferred Companies are in compliance with the terms of the Transferred Company Permits and (b) each such Transferred Company Permit is valid, subsisting and in full force and effect.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Parent Disclosure Schedule sets forth each material Benefit Plan, separately identifying each such plan that is a Transferred Company Benefit Plan. Parent has made available to Purchaser with respect to each Transferred Company Benefit Plan (in each case to the extent applicable) (i) a true and complete copy of each material Benefit Plan document, including all currently effective amendments thereto; (ii) the most recent summary plan description and all currently effective summaries of material modifications with respect to each material Transferred Company Benefit Plan; (iii) the most recent IRS determination or opinion letter; (iv) each trust or other funding arrangement; (v) the most recently filed annual report on IRS Form 5500; and (vi) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto. Parent has provided (x) a summary (or the applicable plan document, as elected by Parent) of each material Parent Benefit Plan applicable to Business Employees and (y) the most recent IRS determination or opinion letter for each such Parent Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code.

(b) Except as would not reasonably be expected to result, individually or in the aggregate, in a material Liability to a Transferred Company, (i) each Transferred Company Benefit Plan has been maintained, funded and operated in accordance with its terms and complies in form and in operation with applicable Law, including, but not limited to, ERISA and the Code, and

(ii) all contributions or premiums required to be made by any Transferred Company or Parent or any of their respective Affiliates to any Transferred Company Benefit Plan or any pension plan required by applicable Law or sponsored by a Governmental Entity for the benefit of the Business Employees have been timely made or accrued in compliance with applicable Laws or their terms. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA or breach of fiduciary duty under Section 404(a) of ERISA, has occurred with respect to any Benefit Plan that would reasonably be expected to result in a material Liability to the Transferred Companies.

(c) Neither Parent nor any of its ERISA Affiliates sponsors, maintains, participates in or contributes to, or has sponsored, maintained, participated in or contributed to within the last six (6) years, or has any Liability in respect of (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section 3(37) of ERISA), (ii) a “multiple employer plan” that is subject to Section 413(c) of the Code or Section 4062 or 4063 of ERISA, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, in each case, that would reasonably be expected to result in material liability to the Transferred Companies.

(d) Except as would not reasonably be expected to result in material Liability to the Transferred Companies, as of the entry into this Agreement, (i) there is no pending or, to the Knowledge of Parent, threatened Action relating to the Transferred Company Benefit Plans, except for routine claims for benefits, and (ii) to the Knowledge of Parent, none of the Benefit Plans are under audit or investigation by the IRS, the Department of Labor, or any other Governmental Entity or is the subject of an application or filing under, or participant in, a government sponsored amnesty, voluntary compliance, self-correction or similar program.

(e) No member of the Parent Group is required to provide to any Business Employee or former employee of the Versace Business any gross-up, make whole, indemnification, or other additional payment with respect to taxes, or interests imposed under any tax provisions, including Section 409A or Section 4999 of the Code.

(f) With respect to each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, (i) each such Benefit Plan has received a favorable determination letter (or opinion or advisory letter, if applicable) from the IRS with respect to its qualification, (ii) the trusts maintained thereunder are intended to be exempt from taxation under Section 501(a) of the Code and (iii) no event has occurred or condition exists that would reasonably be expected to result in disqualification or adversely affect such exemption or the imposition of any penalty or Tax Liability.

(g) No Transferred Company Benefit Plan provides any Business Employee with post-termination or retiree life insurance, or health benefits, except as may be required by a Collective Bargaining Agreement, COBRA, or other applicable Law, and neither the Parent Group nor any ERISA Affiliate has an obligation that would reasonably be expected to result in a material Liability to Purchaser to provide any Business Employee with post-termination or retiree life insurance or health benefits, except to the extent required by COBRA or other applicable Law or a Collective Bargaining Agreement.

(h) Neither the execution and delivery of this Agreement (or the Ancillary Agreements) nor the consummation of the Sale would (alone or in combination with any other event) (i) result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any Business Employee or any former employee of any Transferred Company, (ii) entitle any Business Employee, any former employee of any Transferred Company, or any individual independent contractor engaged in the Versace Business to any severance pay or any other compensatory payment or benefit from any member of the Parent Group (including the Transferred Companies), (iii) result in any forgiveness of indebtedness due to any Business Employee, any former employee of any Transferred Company, or individual independent contractor engaged in the Versace Business that would be a liability of the Transferred Companies, or (iv) result in any payments or benefits to any individual that would be considered “excess parachute payments” under Section 280G of the Code (and the regulations promulgated thereunder).

(i) Except as would not be reasonably expected to result in material Liability to the Transferred Companies, each Transferred Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and is, in all material respects, in operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

(j) No Transferred Company has:

(i) been an employer for the purposes of section 318 of the United Kingdom Pensions Act 2004 in relation to an occupational pension scheme which is not a money purchase scheme, as defined under section 181(1) of the United Kingdom Pension Schemes Act 1993; or

(ii) to the Knowledge of Parent, in the six (6) years prior to the date of this Agreement, been an “associate” of or “connected” with (with the meanings given to them in sections 435 and 249 of the United Kingdom Insolvency Act 1986 respectively) any person who is or has been an employer for the purposes of section 318 of the United Kingdom Pensions Act 2004 in relation to a pension scheme, to which section 38, 43, 47 or 52 of the United Kingdom Pensions Act 2004 applies; and

(iii) to the Knowledge of Parent and except as would not reasonably be expected to result, individually or in the aggregate, in a material Liability to the Transferred Companies, in the six (6) years prior to the date of this Agreement, otherwise entered into any contractual arrangements or given any promises, guarantees or commitments relating to the provision of defined benefit pension benefits to Business Employees (or former employees of the Versace Business) (other than insured lump sum death in service benefits).

(k) To the Knowledge of Parent and except as would not reasonably be expected to result, individually or in the aggregate, in a material Liability to the Transferred Companies, in the six (6) years prior to the date of this Agreement, no Business Employee has transferred to a Transferred Company pursuant to the Transfer Regulations who prior to such transfer participated in a defined benefit pension scheme that made provision for such benefits other than benefits related to old age, invalidity or on death.

Section 3.11 Employees; Labor Matters.

(a) As of the date of this Agreement, Section 3.11(a) of the Parent Disclosure Schedule contains a complete and accurate list of each Collective Bargaining Agreement to which a Transferred Company is a party or to which any Business Employee is subject.

(b) There is no organizational effort currently being made or, to the Knowledge of Parent, threatened by, or on behalf of, any employee representative body to organize any Business Employees, and no demand for recognition has been made by any employee representative body in relation to the Business Employees in the past three (3) years. During the three (3)-year period immediately prior to the date of this Agreement, there have been no strikes or lockouts at the Versace Business.

(c) Parent has made available to Purchaser a complete and accurate summary as at the date of this Agreement showing the following information for each Business Employee: employee identification number (in lieu of name), employing entity, business title, work location, full-time/part-time status, exempt/non-exempt status (if applicable), the date of the commencement of their employment, basic salary or wage rate, variable remuneration eligibility and any allowance plan eligibility to which they are entitled. With respect to the Business Employees who are within clause (b) of the definition of Business Employee, the Business Employee List (or a separate disclosure provided to Purchaser) identifies whether any such individual is on an extended leave of absence as of the date of this Agreement.

(d) Parent has made available a complete and accurate list of each individual independent contractor engaged as at the date of this Agreement either (i) by the Transferred Companies or (ii) by a member of the Parent Group to provide services to the Versace Business, showing the following information: a true and accurate summary of each independent contractor’s engagement, engaging entity, term of engagement and fee. Parent has made available to Purchaser a copy of each written agreement pursuant to which an individual independent contractor is engaged.

(e) To the Knowledge of Parent, no Business Employee or former employee of the Versace Business has any pending action or claim, nor is any such action or claim threatened against either the Transferred Companies or any member of the Parent Group in relation to his or her employment or service or previous employment or service in the Versace Business (including with the Transferred Companies) that would reasonably be expected to result in a material Liability to the Transferred Companies. Except as would not be reasonably be expected to result in a material Liability to the Transferred Companies, each Transferred Company (and each member of the Parent Group with respect to the Versace Business) is and has been in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, agent, business promoter and similar commercial intermediary relationships, workers’ compensation, occupational safety, plant closings, mass layoffs, collective dismissals, redundancies, any other collective procedures (including “Cassa Integrazione Guadagni” procedure) worker classification, exempt and non-exempt status, compensation and benefits, overtime, wages and hours, holiday pay and the calculation of holiday pay, accident prevention, safety and hygiene, and mandatory hiring of disabled people.

(f) Other than the Business Employees, there are no employees of any member of the Parent Group who wholly or mainly provide services to the Versace Business.

(g) Except as would not reasonably be expected to result in a material Liability to the Transferred Companies, no Business Employee at the level of Senior Director, Regional Manager, Vice President or above is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation in relation to (i) his or her employment or service to any Transferred Company or previous employment or service in the Versace Business or (ii) his or her employment with a former employer of such employee relating to the right of any such employee to be employed by the Transferred Company or any member of the Parent Group or to the knowledge or use of trade secrets or proprietary information.

(h) In the last three (3) years, neither a Transferred Company nor any member of the Parent Group has entered into a settlement agreement with a current or former officer, employee or individual independent contractor of a Transferred Company that involves allegations relating to sexual harassment by an officer or director of a Transferred Company or by a Business Employee at the level of Senior Director (or equivalent) or Vice President or above. To the Knowledge of Parent, in the last three (3) years, no allegations of harassment or discrimination have been made against an officer or director of a Transferred Company or by a Business Employee at the level of Senior Director (or equivalent) or Vice President or above.

Section 3.12 Real Property.

(a) Section 3.12(a) of the Parent Disclosure Schedule lists the common street address for all real property owned by any Transferred Company in fee as of the entry into this Agreement, and each such Transferred Company owning such real property (such real property interests, together with all right, title, and interest of the Transferred Companies in and to all buildings, structures, improvements, and fixtures located thereon, and all easements, rights, and interests appurtenant thereto, are, as the context may require, individually or collectively referred to as the “Business Owned Real Property”). Each applicable Transferred Company has good and valid fee simple title to all Business Owned Real Property, in each case free and clear of all Liens except for Permitted Liens. To the Knowledge of Parent, (i) there are no outstanding options, rights of first offer or rights of first refusal to lease or purchase all or any portion of the Business Owned Real Property or interest therein binding on any Transferred Company, and no Transferred Company, in each case, is a party to any agreement or option to purchase any real property or interest therein; and (ii) except as set forth on Section 3.12(a)(ii) of the Parent Disclosure Schedule, no Transferred Company has leased, licensed or otherwise granted any Person the right to use, occupy or otherwise encumber all or any portion of the Business Owned Real Property. True, correct and complete copies of all deeds, mortgages or deeds of trust (if any) with respect to the Business Owned Real Property have been made available to Purchaser.

(b) Section 3.12(b)(i) of the Parent Disclosure Schedule sets forth a true, correct and complete list, as of the entry into this Agreement, of the street address of each office space, material distribution center and retail space (“Business Leased Real Property,” and together with the Business Owned Real Property, the “Real Property”) with respect to which there is any Contract pursuant to which any Transferred Company leases, subleases, licenses or occupies any such real property (the “Leases”). Except as set forth on Section 3.12(b)(ii) of the Parent Disclosure Schedule, no Transferred Company has assigned, subleased, licensed or otherwise granted any Person the right to use, occupy or otherwise encumber all or any portion of the material Business Leased Real Property. The Leases are in full force and effect and each applicable Transferred Company holds a good, valid and enforceable leasehold interest in the Business Leased Real Properties free and clear of all Liens except for Permitted Liens. True, correct and complete copies of each of the Leases, together with all substantive amendments, modifications, supplements, guaranties, exhibits and schedules, if any, thereto, have been made available to Purchaser, and such Leases have not been amended or modified in any substantive respects as of the date hereof. There is no default under any Lease either by any Transferred Company, or to the Knowledge of Parent, by any other party thereto, and, to the Knowledge of Parent, no event has occurred that, with notice or lapse of time or both, in the case of each of the foregoing, which would permit the termination, modification or acceleration of rent payable by the applicable Transferred Company under such Lease.

(c) Except as would not reasonably be expected to have a Business Material Adverse Effect, all buildings and structures located on, under, over or within all Business Owned Real Property and all Business Leased Real Property are in good operating condition and repair and are structurally sound and free of any material defects. To the Knowledge of Parent, there are no material current, pending or necessary construction or alteration projects with respect to any of the buildings, structures, fixtures, building systems, and equipment included in the Business Owned Real Property or Business Leased Real Property.

(d) There are no material violations of any applicable buildings codes or any applicable environmental, zoning or land use law, or any other applicable local, state or federal law or regulation relating to the Business Owned Real Property or any Business Leased Real Property. To the Knowledge of Parent, there are no pending claims regarding condemnation or eminent domain affecting the Business Owned Real Property or any Business Leased Real Property. To the Knowledge of Parent, no member of the Parent Group has received, in the last three (3) years, any written notice of any special assessment proceedings or other governmental proceedings affecting the Business Owned Real Property or the Business Leased Real Property which would reasonably be expected to have a Business Material Adverse Effect. Except as would not reasonably be expected to be material to the Versace Business, the current use of the Business Owned Real Property and the Business Leased Real Property by the applicable Transferred Company complies with all applicable Laws, and there is no writ, injunction, decree, order or judgment outstanding, nor any action, claim, suit or proceeding pending, or to the Knowledge of Parent, threatened, in each case, that would reasonably be expected to be, individually or in the aggregate, material to the Versace Business relating to the lease, use, occupancy or operation by any Person of the Business Owned Real Property or the Business Leased Real Property.

Section 3.13 Taxes. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business:

(a) All Tax Returns required to be filed by, or with respect to, any Transferred Company have been timely filed (taking into account applicable extensions) and all such Tax Returns are true, complete and correct. All Taxes (whether or not shown as due on such Tax Returns) have been paid or will be paid by the due date thereof, other than any Taxes which are being contested in good faith and which have been adequately reserved for on the Business Financial Statements.

(b) Each of the Transferred Companies has (i) withheld, collected and remitted to the proper Governmental Entity all Taxes required by Law to be so withheld, collected and remitted and (ii) complied with all applicable withholding, collection and related reporting obligations as required by Law with respect to such Taxes.

(c) None of the Transferred Companies is currently the beneficiary of any extension of time within which to file any Tax Return (other than automatic or automatically granted extensions or extensions that do not extend past the Closing). There are no currently outstanding agreements, consents or waivers entered into with any Governmental Entity to extend the statute of limitations for assessing any Taxes due by any Transferred Company, filing any Tax Return of any Transferred Company or paying any Taxes of any Transferred Company (in each case, other than automatic or automatically granted extensions or extensions that do not extend past the Closing). No power of attorney has been granted by any Transferred Company to any member of the Parent Group in connection with any matter related to income or other Taxes payable by any Transferred Company that will remain in force at the Closing.

(d) There are no Liens for Taxes on the assets of any Transferred Company, except for Permitted Liens.

(e) Each Transferred Company is in compliance with all applicable transfer pricing Laws. Each Transferred Company has maintained all documentation (including any applicable transfer pricing studies required to substantiate transfer pricing practices and methodology) in accordance with the applicable Tax Laws on transfer pricing in any relevant jurisdiction.

(f) (i) No Tax Proceeding is currently being conducted or pending by a Governmental Entity or has been threatened in writing by any Governmental Entity, in each case, with regard to Taxes or Tax Returns of a Transferred Company, (ii) no deficiency related to Taxes has been proposed, asserted or assessed in writing against any Transferred Company which has not been fully paid, settled or resolved, and (iii) no written claim made by any Governmental Entity in a jurisdiction where a Transferred Company does not file Tax Returns of a particular type has been received within the past seven (7) years by any Transferred Company or Parent alleging that such Transferred Company was required to file a Tax Return of such type that was not filed or is or may be subject to taxation of such type by that jurisdiction, which claim has not been resolved or settled. To the Knowledge of Parent, except as otherwise reflected on any Tax Return, none of the Transferred Companies is or has been subject to Tax in any country by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in such country.

(g) No Transferred Company (i) is or has been a member of a group filing an affiliated, consolidated, combined or unitary Tax Return (other than any such group the common parent or head company of which is Parent or one of its Subsidiaries or such a group consisting solely of any of Parent, any present or former Subsidiary of Parent, any Transferred Companies and any present or former Subsidiary of any Transferred Company), (ii) has any Liability for the Taxes of any Person (other than any Transferred Company) as a result of filing a combined, consolidated, unitary or group return, or as a transferee or successor, or by Contract (other than any Contract between or among the Transferred Companies or any customary commercial Contract the principal purpose of which is not the allocation or sharing of any Tax) or (iii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement (other than (A) any agreement between or among the Transferred Companies, (B) any agreement that will be terminated pursuant to Section 7.5(b), or (C) any customary commercial agreement the principal purpose of which is not the allocation or sharing of any Tax).

(h) No Transferred Company has claimed, utilized, or requested exemptions, reliefs or other facilities in relation to Italian Taxes that would reasonably be expected to result in a claw back, recapture or annulment.

(i) No Transferred Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of Tax accounting for a Pre-Closing Tax Period made prior to the Closing, (ii) use of an improper method of accounting for a Pre-Closing Tax Period prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, (iv) installment sale or open transaction disposition made prior to the Closing, in each case, where the relevant future payment has been included as an asset in the calculation of Working Capital or otherwise recorded as an asset in the Business Financial Statements, or (v) prepaid amount received prior to the Closing outside the ordinary course of business that is not taken into account as a liability in the calculation of Working Capital or Net Indebtedness (or otherwise recorded as a liability in the Business Financial Statements) and with respect to which economic performance will occur after the Closing Date.

(j) Except as set forth on Section 3.13(j) of the Parent Disclosure Schedule, none of the Transferred Companies has completed, or has participated in, transactions triggering reporting obligations by a Transferred Company to any Governmental Entity in relation to the European Union (EU) Directive of May 25, 2018 (2018/822/EU) with respect to mandatory automatic exchange of information in the field of taxation in relation to reportable cross-border arrangements.

(k) No Transferred Company is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2) or comparable Laws of jurisdictions other than the United States.

Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that no representation or warranty is made by Parent in this Agreement or any Ancillary Agreement in respect of Tax matters, other than the representations and warranties set forth in Section 3.5, this Section 3.13, and, to the extent relating to Taxes, in Section 3.10, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.14 Environmental Matters. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business:

(a) (i) The Transferred Companies will, following the Pre-Closing Restructuring, possess all Business Environmental Permits required for the conduct of the Versace Business, (ii) each such Business Environmental Permit is valid, subsisting and in full force and effect, (iii) no appeals or other Actions are pending or, to the Knowledge of Parent, threatened with respect to the issuance, terms or conditions of any such Business Environmental Permit, (iv) neither Parent nor any Subsidiary of Parent has received in the past three (3) years any written notice from any Governmental Entity or other Person regarding any revocation, withdrawal, non-renewal, suspension, cancellation or termination of any such Business Environmental Permit, and (v) no Transferred Company has received, in the past three (3) years, any written communication or notice of any actions from any Person, entity or Governmental Entity in relation to the presence of any Regulated Substance in relation to the Versace Business or the Transferred Companies or otherwise with respect to Environmental Law that could reasonably result in a material Liability.

(b) Neither Parent nor any Subsidiary of Parent has, in the past three (3) years, received any written notice alleging any material violation of any Environmental Law with respect to (i) the Versace Business or the operations of the Transferred Companies or (ii) any Business Owned Real Property or, to the Knowledge of Parent, Business Leased Real Property.

(c) No material capital expenditures in connection with remediation plans are required currently or in the next three (3) years to comply with any Business Environmental Permits or Environmental Law with respect to the Versace Business.

(d) No Action is pending or, to the Knowledge of Parent, threatened that asserts any actual or potential Environmental Liability against the Transferred Companies or arising out of or relating to the Versace Business.

(e) No Real Property, or any other property formerly owned or operated in the conduct of the Versace Business, is used or has been used to give rise to a material nuisance, pollution or contamination, since January 1, 2020, or that otherwise remains outstanding.

(f) Parent has provided to Purchaser all material reports or other material documents existing as of the date hereof related to (i) any non-compliance with any Environmental Law by the Transferred Companies or otherwise relating to the Versace Business or (ii) any Regulated Substances that would be reasonably likely to result in a liability under Environmental Law of any Transferred Company or otherwise related to the Versace Business.

Section 3.15 Material Contracts.

(a) Section 3.15(a) of the Parent Disclosure Schedule sets forth as of the entry into this Agreement a list of the following Contracts (other than purchase orders and invoices (in each case which are under or pursuant to a master or primary Contract, which shall not constitute a separate Contract for purposes of this Section 3.15, but shall be part of the master or primary

Contract to which they relate), real property leases (or similar agreements or any warehouse, distribution or storage leases or similar agreements), Parent Benefit Plans, Transferred Company Benefit Plans, the Parent Credit Agreement and Contracts exclusively relating to the Retained Businesses) to which any Transferred Company is a party or by which any Transferred Company is bound (the “Business Material Contracts”):

(i) each Contract with the ten (10) largest suppliers of the Versace Business measured by aggregate spend for the twelve (12)-month period ending on November 23, 2024 (“Material Suppliers”);

(ii) each Contract with the ten (10) largest customers of the Versace Business measured by aggregate revenue for the twelve (12)-month period ending on November 23, 2024 (“Material Customers”);

(iii) any Contract containing any future capital expenditure obligations of the Transferred Companies in excess of $1,000,000;

(iv) any material joint venture or material partnership or other similar material agreement involving co-investment between the Transferred Companies and a third party;

(v) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) that was entered into in the five (5)-year period prior to the date hereof, or under which the Versace Business has a material obligation with respect to an “earn out,” contingent purchase price or similar contingent payment obligation;

(vi) any Contract which grants a Lien on any material asset of a Transferred Company (other than a Lien that will be released on or before the Closing Date or any Permitted Lien);

(vii) any Contract containing covenants that restrict or limit in any material respect the ability of the Transferred Companies to compete in any business or with any Person or in any geographic area, or grant a material right of exclusivity to any Person by a Transferred Company, or restrict or limit in any material respect the ability of the Transferred Companies to solicit for employment any Person (other than any Contract containing non-solicitation provisions entered into in the ordinary course);

(viii) any Contract that grants any right of first refusal or right of first offer that is material to the Versace Business with respect to any material assets of the Versace Business;

(ix) any Contract under which any Person that is not a Transferred Company guarantees, directly or indirectly, any material Liabilities of a Transferred Company in connection with the conduct of the Versace Business or under which a Transferred Company guarantees any material Liabilities of any Person that is not a Transferred Company;

(x) any Contract that obligates a Transferred Company to exclusively obtain from a Person its requirements for, or a minimum quantity of, services or products (including “take or pay” provisions or “output”) for expenditures by the Transferred Company in excess of $1,000,000 per annum;

(xi) any Shared Contract;

(xii) any Contract with a Governmental Entity;

(xiii) any contract that provides for Indebtedness for borrowed money (other than intercompany Indebtedness owed between one or more Transferred Companies) of the Transferred Companies having an outstanding principal amount in excess of $10,000,000;

(xiv) any agency, dealer, sales representative, distribution, marketing Contract or other similar Contract which involves aggregate payments to or from the Versace Business exceeding $1,000,000 per annum;

(xv) any Contract the primary purpose of which is for any Transferred Company to indemnify, defend, hold harmless or reimburse any Liability incurred by any other Person, in each case, entered into outside of the ordinary course of business;

(xvi) any Collective Bargaining Agreement;

(xvii) any Contract reflecting a settlement of any threatened or pending Action either (A) entered into since January 1, 2022, and under which a payment in excess of $1,000,000 was made by or primarily on behalf of the Versace Business or (B) containing continuing material obligations or restrictions on the Versace Business;

(xviii) any Contract governing any collaboration, co-promotion, strategic alliance or design project contract which, in each case, has a term of one (1) year or more and is material to the Versace Business;

(xix) any material Contract with Santo Versace, Donatella Versace or Allegra Versace Beck regarding the licensing and use of such Person’s name, image or likeness; and

(xx) any Contract pursuant to which any of the Transferred Companies (A) receives a license (with or without a royalty), coexistence right, covenant not to sue, or any other right permitting its use or exploitation of any Intellectual Property Rights or personality or publicity rights material to the Versace Business, other than nonexclusive licenses granted to the Transferred Companies on standardized terms for commercially available Software or information technology services which involved payments by the Transferred Companies of less than $1,000,000 during the twelve (12)-month period immediately preceding November 23, 2024, (B) grants a license (with or without a royalty), coexistence right, covenant not to sue or any other right, in each case, that is material to the Versace Business, under Business Intellectual Property or personality or publicity rights, other than nonexclusive licenses granted in the ordinary course in connection with the manufacture, promotion, sale or distribution of any products or services which involved payments by or to the Transferred Companies of less than $1,000,000 during the twelve (12)-month period immediately preceding November 23, 2024, or (C) otherwise permits any other Person or entity to enforce or register on their own behalf any material Business Intellectual Property or personality or publicity rights owned by the Transferred Companies.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, (i) each Business Material Contract is a valid and binding obligation of the Transferred Company and, to the Knowledge of Parent, each counterparty and is in full force and effect, (ii) neither the Transferred Company nor, to the Knowledge of Parent, any other party thereto, is in breach of, or in default under, any such Business Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Transferred Company, or, to the Knowledge of Parent, any other party thereto (and no member of the Parent Group has received a written notice of the existence of any of the foregoing).

Section 3.16 Intellectual Property; Information Technology.

(a) Section 3.16(a) of the Parent Disclosure Schedule accurately and completely lists, as of the date of this Agreement, all patents, registered trademarks, copyright registrations, applications for patents, trademarks or copyrights, domain name registrations and material social media accounts and handles, in each case, that are included in the Business Intellectual Property (the “Registered Business Intellectual Property”). All material Registered Business Intellectual Property is subsisting and, other than Registered Business Intellectual Property constituting applications, domain names or social media accounts or handles, valid and enforceable.

(b) Except as would not reasonably be expected to be material to the Versace Business, Gianni Versace S.r.l (or, as the case may be, another Transferred Company) (i) is the sole and exclusive owner, and with respect to Registered Business Intellectual Property, the record owner (or record ownership reflects the former name of a Transferred Company), of the Business Intellectual Property, free and clear of any Lien, except for Permitted Liens, and (ii) is licensed or otherwise possesses valid rights to use all other Intellectual Property Rights (and, to the extent required under applicable Law, personality or publicity rights) used in, practiced by or necessary to conduct the Versace Business in all material respects in the manner currently conducted.

(c) Except as would not reasonably be expected to be material to the Versace Business, (i) all registration, renewal, prosecution, maintenance and other official fees due in respect of the Key Marks within the Registered Business Intellectual Property have been timely and duly paid and (ii) all documents necessary to maintain the registration for any Key Marks included within the Registered Business Intellectual Property (other than with respect to details such as changes of address or discrepancies in the description of the legal form of the relevant Transferred Company, to the extent not affecting the ownership) have been timely filed with the applicable authority, office or organization with which such Registered Business Intellectual Property is registered or applied for.

(d) Without limitation to anything in this Section 3.16, Gianni Versace S.r.l. (or, as the case may be, another Transferred Company) is the sole and exclusive owner (including record owner) of the Key Marks, in each case as is used in, practiced by or necessary to conduct the Versace Business in all material respects in the manner as currently conducted. Parent has made available copies of all exclusive licenses granted by any of the Transferred Companies with respect to the Key Marks in any jurisdiction that is material to the Versace Business.

(e) Except as would not reasonably be expected to be material to the Versace Business, (i) none of the Business Intellectual Property is subject to any Order adversely affecting the use thereof or rights thereto by or of any Transferred Company, and (ii) there is no opposition, invalidation, cancellation or similar Action pending or threatened in writing against any Transferred Company concerning the ownership, validity or enforceability of any Registered Business Intellectual Property (other than ordinary course prosecution Actions related to the application for any item of Registered Business Intellectual Property).

(f) Except as would not reasonably be expected to be material to the Versace Business, (i) the conduct of the Versace Business by the Transferred Companies does not infringe, misappropriate or violate (and during the three (3) years prior to the date of this Agreement, has not infringed, misappropriated or violated) the Intellectual Property Rights, personality rights or publicity rights of any third party, and (ii) no Action or other claim alleging any such infringement, misappropriation or other violation (or otherwise challenging the validity, enforceability or a Transferred Company’s ownership of or rights in any Business Intellectual Property or personality or publicity rights owned by the Transferred Companies) has in the past three (3) years been asserted (or threatened in writing, including in the form of offers or invitations to obtain a license) against any Transferred Company or, to the Knowledge of Parent, against any other Person or entity who may be entitled to be indemnified, defended, held harmless or reimbursed by the Transferred Companies with respect thereto.

(g) Except as would not reasonably be expected to be material to the Versace Business, (i) none of the Transferred Companies has, within the three (3) years prior to the date of this Agreement, initiated or threatened in writing to initiate any Action or other claim alleging that any third party is infringing, misappropriating or otherwise violating any of the Business Intellectual Property or any other material Intellectual Property Rights used by the Transferred Companies in the conduct of the Versace Business, and (ii) to the Knowledge of Parent, no Person is currently infringing, misappropriating or violating any rights of a Transferred Company in any Business Intellectual Property.

(h) Each Transferred Company has taken commercially reasonable steps to protect and maintain the confidentiality of any material Trade Secrets included in the Business Intellectual Property. Except as would not reasonably be expected to be material to the Versace Business, none of the Trade Secrets included in the Business Intellectual Property have been subject to any actual or suspected unauthorized access or disclosure or misappropriation.

(i) Except as would not reasonably be expected to be material to the Versace Business, (i) all current and former officers and employees of, and consultants and independent contractors to, any Transferred Company that have conceived, created or developed any Intellectual Property Rights for the Versace Business have assigned to one or more of the

Transferred Companies all of their rights in such Intellectual Property Rights, or all such rights have otherwise accrued (including by operation of law) or otherwise been assigned in full by the applicable owner thereof to one of the Transferred Companies, in each case of the foregoing without exclusion or reservation of any material claim, right or interest therein, and (ii) no such current or former officer or employee of, or consultant or independent contractor to, the Transferred Companies has, within the three (3) years prior to the date of this Agreement, asserted any claim of ownership of or other rights with respect to any of the Business Intellectual Property.

(j) No current or former Affiliate, member of the Versace family, or partner, director, stockholder, officer or employee of any Transferred Company or any of their Affiliates (other than the Transferred Companies themselves and their Subsidiaries) will, immediately after giving effect to the Transactions, own or retain any material ownership rights in any Business Intellectual Property.

(k) No living members of the Versace family have challenged in writing (or, to the Knowledge of Parent, orally) the validity, scope or enforceability of the covenants, representations, warranties or obligations assumed by such Persons under or in connection with the Stock Purchase Agreement concerning GIVI Holding S.p.A. and Gianni Versace S.p.A. (as they then were) dated September 24, 2018, and since the closing of the transaction contemplated by such Stock Purchase Agreement, to the Knowledge of Parent, no living members of the Versace family have infringed, misappropriated or otherwise violated any Business Intellectual Property, or breached any of the covenants, representations, warranties or obligations assumed by such Person under such Stock Purchase Agreement.

(l) Parent has made available an index describing the items included in the Archive.

(m) Except as would not reasonably be expected to be material to the Versace Business, (i) the Transferred Companies (and (other than with respect to Parent and its Affiliates) to the Knowledge of Parent, all Persons processing on their behalf in the conduct of the Versace Business) comply, and have in the past three (3) years complied, with all Privacy Obligations in all material respects, (ii) there is no material Action or Order (or, to the Knowledge of Parent, any other material investigation or inquiry) currently pending or threatened in writing against the Transferred Companies by any private party or Governmental Entity, alleging that the collection or other processing of Personal Information by or on behalf of the Transferred Companies violates any applicable Privacy Obligations, and (iii) the consummation of the Transactions will not constitute or result in a breach or violation of any Privacy Obligation.

(n) During the past three (3) years, (i) the Transferred Companies have implemented, maintained and monitored commercially reasonable measures with respect to technical, administrative, and physical security designed to preserve and protect the confidentiality, availability, security and integrity of information technology assets (including the IT Systems) owned or controlled by, and the Personal Information and confidential information owned, controlled or processed by or on behalf of, the Transferred Companies in the conduct of the Versace Business and (ii) there have been no material intrusions, unauthorized accesses, or breaches of the security of the IT Systems, Personal Information, or confidential information owned or processed by or on behalf of the Transferred Companies (including any ransomware attacks or other cybersecurity incidents).

(o) There have been no audits of the IT Systems or privacy or security practices, in each case, of the Versace Business, in which material exceptions, vulnerabilities or deficiencies were noted that have not been resolved prior to the date hereof in all material respects. The Transferred Companies have taken commercially reasonable measures to ensure that the IT Systems are substantially free from Contaminants in all material respects.

Section 3.17 Intercompany Arrangements. Except for any Contracts to be terminated pursuant to Section 5.7 and Contracts that are not necessary for Purchaser to conduct the Versace Business in all material respects as it is conducted as of the entry into this Agreement, and other than Contracts to provide the services that are to be provided in accordance with any Ancillary Agreements, Section 3.17 of the Parent Disclosure Schedule sets forth a list, which is correct and complete in all material respects as of the entry into this Agreement, of all Contracts between or among the Transferred Company, on the one hand, and any member of the Parent Group, on the other hand (the “Intercompany Arrangements”).

Section 3.18 Sufficiency of Assets. At the Closing, taking into account and giving effect to all of the Ancillary Agreements (including the rights, benefits and services made available thereunder) and assuming all consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the Transactions have been obtained and all Approvals have been obtained, the Transferred Companies will own or have the right to use all of the assets, properties and rights (excluding the cash and cash equivalents of the Transferred Companies extracted in accordance with Section 5.6) necessary to conduct the Versace Business in all material respects as conducted as of the entry into this Agreement. The assets, properties and rights necessary to conduct the Versace Business in all material respects as conducted as of the entry into this Agreement are in good operating condition (normal wear and tear excepted) and are fit in all material respects for use in the Versace Business as currently conducted. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, all inventory of the Transferred Companies, net of reserves for unusable and unsaleable inventory, is of a quality and quantity usable and salable in the Versace Business as currently conducted and is not held on a consignment basis.

Section 3.19 Brokers. Except for Barclays Capital Inc., whose fees will be paid by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from or on behalf of Parent or the Transferred Company in connection with the Transactions.

Section 3.20 Material Customers and Suppliers. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, in the past year, to the Knowledge of Parent, the Versace Business has not received any written notice from any Material Customer that such Material Customer shall not continue as a customer of Versace Business or that such Material Customer intends to terminate (or substantially reduce its commitments under) existing material Contracts with the Versace Business. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, in the past year, to the Knowledge of Parent, the Versace Business has not received any written notice from any Material Supplier that such supplier shall not continue as a supplier to the Versace Business or that such supplier intends to terminate (or substantially reduce its commitments under) existing material Contracts with the Versace Business. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, in the past year, no Material Customer or Material Supplier has terminated its relationship with the Versace Business.

Section 3.21 Insurance. Section 3.21 of the Parent Disclosure Schedule contains a true and complete list of all material insurance policies maintained by or for the benefit of the Transferred Companies or the Versace Business as of the entry into this Agreement (collectively, the “Insurance Policies”). True and complete copies of the Insurance Policies have been made available to Purchaser. Except as would not reasonably be expected, individually or in the aggregate, to have a Business Material Adverse Effect, (a) the Insurance Policies are in full force and effect; (b) all premiums due on the Insurance Policies have been paid in full; (c) the limits of the Insurance Policies are fully in place without any erosion; (d) the Transferred Companies are in compliance with all of the terms and conditions of the Insurance Policies, including with respect to the giving of timely and otherwise valid notice to the applicable insurer(s) of any claim, occurrence or other matter that may be covered under any Insurance Policy; (e) the Insurance Policies are sufficient to comply with applicable Law; (f) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured under any Insurance Policy; (g) there are no pending claims under any Insurance Policies or predecessor insurance policies; (h) none of the Insurance Policies are captive or fronted insurance, and neither the Transferred Companies nor the Versace Business have any liabilities under any such policies or arrangements; and (i) neither Parent nor any of the Transferred Companies has received written notice regarding any actual or possible cancellation or non-renewal of, or material adjustment in the premium for (including with respect to any retrospective premium adjustments), any Insurance Policy.

Section 3.22 Licensee Matters.

(a) Section 3.22 of the Parent Disclosure Schedule sets forth a complete and accurate list of the names of the present licensees of the Transferred Companies as such concept is defined under Italian License Laws (each, a “Franchisee”), together with a list of all related franchise agreements as of the date hereof.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, no Franchisee is financially in arrears (over thirty (30) days) under obligations to the Transferred Companies, or is subject to a default notice in respect there of that has not been cured, and, to the Knowledge of Parent no Franchisee is the subject of a bankruptcy or similar proceeding.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Versace Business, (i) in the five (5) years prior to the date of this Agreement, the Transferred Companies are and have been in compliance with all Italian License Laws applicable to them in all material respects, and (ii) in the five (5) years prior to the date of this Agreement, to the Knowledge of Parent, no member of the Parent Group has received any written notice or other communications relating to any alleged violation by the Versace Business of any Italian License Law from any Governmental Entity (whether directly or through a Franchisee), or of any investigation with respect to any Franchisee.

Section 3.23 Versace Foundation.

(a) The Versace Foundation is a non-profit, non-stock corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has made available to Purchaser true, complete and correct copies of the Organizational Documents of the Versace Foundation. The Versace Foundation has all requisite corporate or other organizational power and authority to carry out its activities as now being conducted. As of the entry into this Agreement and as of immediately prior to the Closing, Parent is the sole member of the Versace Foundation and has the sole power to elect and remove the directors of the Versace Foundation.

(b) The Versace Foundation, as of the entry into this Agreement and as of immediately prior to the Closing, is able to pay its debts and obligations in the ordinary course of business as they become due. The market value of cash, cash equivalents, securities and other investments of the Versace Foundation as of April 7, 2025 is set forth on Section 3.23(b) of the Parent Disclosure Schedule.

(c) The Versace Foundation is (and has been since its incorporation) in compliance with all applicable Laws in all material respects.

(d) The representations and warranties set forth in this Section 3.23 are the sole and exclusive representations and warranties contained in this Agreement regarding the Versace Foundation.

Section 3.24 No Other Representations or Warranties; No Reliance. Parent acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in the officer certificate delivered pursuant to Section 8.3(c), neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or any of its Representatives by or on behalf of Purchaser. Parent acknowledges and agrees that neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Except as set forth in the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Purchaser hereby represents and warrants to Parent as of the date hereof and as of the Closing as follows:

Section 4.1 Organization and Qualification. Purchaser and each Subsidiary of Purchaser that is a party to any Ancillary Agreement is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to prevent the consummation of the Sale by Purchaser. Purchaser and each Subsidiary of Purchaser that is a party to any Ancillary Agreement has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2 Authority Relative to This Agreement. Purchaser and each Subsidiary of Purchaser that is a party to any Ancillary Agreement has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the Transactions in accordance with the terms hereof and thereof. No vote or other approval of the stockholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the Transactions in accordance with the terms hereof and thereof, whether by reason of applicable Law, the Organizational Documents of Purchaser, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Parent, will constitute, and each Ancillary Agreement when executed and delivered by Purchaser or its applicable Subsidiaries, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by the applicable Subsidiary of Parent, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Subsidiaries, enforceable against Purchaser and/or such Subsidiaries in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3 Consents and Approvals; No Violations. No filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Subsidiaries for the execution, delivery and performance by Purchaser and/or its Subsidiaries, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Purchaser and/or its Subsidiaries, as applicable, of the Transactions, except (a) compliance with any applicable requirements of any Competition Laws, or (b) any such filings, notices, Permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser and/or its Subsidiaries, as applicable, nor the consummation by Purchaser and/or its Subsidiaries, as applicable, of the Transactions will (i) conflict with or result in any breach, violation or infringement of any provision of the respective Organizational Documents of Purchaser or its Subsidiaries, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4 Litigation. As of the entry into this Agreement, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any of its Subsidiaries is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5 Brokers. Except for Citigroup Global Markets Europe AG and Goldman Sachs Bank Europe SE, Succursale Italia, whose fees will be paid by Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from or on behalf of Purchaser or any of its Subsidiaries in connection with the Transactions.

Section 4.6 Financing.

(a) Purchaser is a party to and has accepted a fully executed commitment letter dated as of April 10, 2025, together with all exhibits and schedules thereto, the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Financing.”

(b) Purchaser has delivered to Parent a true, complete and correct copy of the executed Commitment Letter. Purchaser has not entered into any fee letters which contain “market flex” provisions or any provisions which materially adversely affect the conditionality, enforceability, availability, termination or amount of the Financing.

(c) Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Financing or any contingencies that would permit the Lenders to reduce the aggregate principal amount of the Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the

Commitment Letter on or prior to the Closing Date, nor does Purchaser have knowledge that any Lender will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter or the Financing that could affect the conditionality, enforceability, availability, termination or amount of the Financing.

(d) The Financing, when funded in accordance with the Commitment Letter and giving effect to any “flex” provision in or related to the Commitment Letter (including with respect to fees and original issue discount), shall provide Purchaser with cash proceeds on the Closing Date sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement and the Commitment Letter, including the payment of the Final Purchase Price, and any fees and expenses and other amounts of or payable by Purchaser or Purchaser’s other Affiliates (such amounts, collectively, the “Financing Amounts”).

(e) The Commitment Letter constitutes the legal, valid, binding and enforceable obligations of Purchaser and, to the Knowledge of Purchaser, all the other parties thereto and are in full force and effect. No event has occurred which (with or without notice, lapse of time or both) constitutes, or could constitute, a default, breach or failure to satisfy a condition by Purchaser under the terms and conditions of the Commitment Letter. Purchaser does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Purchaser on a timely basis or that the Financing will not be available to Purchaser on the Closing Date. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date as and when due. The Commitment Letter has not been modified, amended or altered, and will not be amended, modified or altered at any time through the Closing, except as permitted by Section 5.20 (with any such modification, amendment or alteration promptly notified in writing to Parent) and none of the respective commitments under the Commitment Letter have been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of Purchaser, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated, in each case except as permitted by Section 5.20 (with any such modification, amendment or alteration promptly notified in writing to Parent). No modification of, or amendment to, the Commitment Letter is currently contemplated.

(f) In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

Section 4.7 Investment Decision. Purchaser has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the Sale and the other Transactions. Purchaser is acquiring the Interests for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Interests. Purchaser acknowledges that the Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law and agrees that such Interests may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable. Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act, and any Interests that Purchaser receives, directly or indirectly, hereunder will be received only on its own behalf and its Affiliate assignees and not for the account or benefit of any other Person or entity. Purchaser is able to bear the economic risk of holding the Interests for an indefinite period (including total loss of its investment).

Section 4.8 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Companies and the Versace Business, which investigation, review and analysis was done by Purchaser and its Representatives. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of Parent, any Transferred Company, their respective Affiliates or any of their respective Representatives (except the representations and warranties of Parent expressly set forth in Article III). Purchaser hereby acknowledges and agrees that none of Parent, the Transferred Companies, their respective Affiliates or any of their respective Representatives or any other Person will have or be subject to any Liability to Purchaser, its Affiliates or any of their respective Representatives or shareholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective Representatives of, or Purchaser’s, its Affiliates’ or their respective Representatives’ use of, any information relating to Parent, the Transferred Companies, their respective Affiliates or the Versace Business, including any information, documents or material made available to Purchaser, its Affiliates or their respective Representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted by or on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions. Purchaser further acknowledges that no Representative of Parent, any Transferred Company or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Companies and the Versace Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

Section 4.9 Solvency. No transfer of property is being made, and no obligation is being incurred in connection with the Transactions, with the intent to hinder, delay or defraud either present or future creditors of Purchaser or any of its Subsidiaries. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith):

(a) the Fair Value of the assets of Purchaser and its Subsidiaries, taken as a whole, shall be greater than the total amount of Purchaser’s and its Subsidiaries’ liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b) Purchaser and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c) Purchaser and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

For the purposes of this Section 4.9, “Fair Value” shall mean the amount at which the assets (both tangible and intangible), in their entirety, of Purchaser and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

Section 4.10 No Other Representations or Warranties; No Reliance. Purchaser acknowledges and agrees that, except for the representations and warranties of Parent expressly set forth in Article III or in the officer certificate delivered pursuant to Section 8.2(c), none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Versace Business, Parent, the Transferred Companies or any Affiliate of the foregoing, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Affiliates or any of their respective Representatives by or on behalf of Parent or any Affiliate or Representative thereof. Purchaser acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent, the Transferred Companies or any Affiliates thereof or the Versace Business. Purchaser acknowledges and agrees that none of Parent or any Affiliate of the foregoing, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Retained Businesses.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Access to Books and Records.

(a) After the entry into this Agreement until the Closing, and subject to the requirements of applicable Laws, Parent shall, and shall cause the Transferred Companies to, afford to Representatives of Purchaser reasonable access to the books and records of the Versace Business (other than with respect to any Retained Businesses) during normal business hours consistent with applicable Law and in accordance with the procedures established by Parent, in each case, as is reasonably requested by Purchaser or its Representatives solely for purposes of integration planning and in furtherance of the consummation of the Transactions; provided that none of Parent or any Transferred Company shall be required to make available Business Employee personnel files until after the Closing Date; provided, further, that Parent and the Transferred Companies shall not be required to make available medical records, workers’ compensation records, the results of any drug testing or other sensitive or Personal Information if doing so could result in a violation of applicable Law.

(b) Purchaser agrees that any access granted under Section 5.1(a) shall not interfere unreasonably with the operation of the Versace Business or any other business of Parent or its Affiliates. Purchaser and its Affiliates and its and their respective Representatives shall not communicate with any of the employees of Parent or its Affiliates without the prior written consent of Parent. Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or result in the disclosure of competitively sensitive information or contravene any Laws, Contracts or obligation of confidentiality; provided that Parent shall use its commercially reasonable efforts to provide such access or information in a manner that would not violate the foregoing.

(c) Except with respect to Tax matters governed by Section 7.3, at and for a period of seven (7) years after the Closing, Purchaser shall, and shall cause its Subsidiaries to, afford Parent and its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, access to the books, records, properties and employees of the Transferred Companies (in each case solely with respect to matters relating to any pre-Closing period) and the Versace Business to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, financial reporting, any potential Action or any investigation (including in connection with the matters covered under Section 5.10) and SEC or other Governmental Entity reporting obligations; provided that nothing in this Agreement shall limit any rights of discovery of Parent or its Affiliates. Parent agrees that any access granted under this Section 5.1(c) shall not interfere unreasonably with the operation of the Versace Business or any other business of Purchaser or its Affiliates. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or result in the disclosure of competitively sensitive information or contravene any Laws, Contracts or obligation of confidentiality; provided that Purchaser shall use its commercially reasonable efforts to provide such access or information in a manner that would not violate the foregoing.

(d) Except with respect to Tax matters governed by Section 7.3, at and for a period of seven (7) years after the Closing, Parent shall, and shall cause its Subsidiaries to, afford Purchaser and its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, access to the books and records to the extent relating to the Transferred Companies and the Versace Business (in each case solely with respect to matters relating to any pre-Closing period) to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, financial reporting, any potential Action or any investigation (including in connection with the matters covered under Section 5.10) and Hong Kong Listing Rules or other Governmental Entity reporting obligations; provided that nothing in this Agreement shall limit any rights of discovery of Purchaser or its Affiliates. Purchaser agrees that any access granted under this Section 5.1(d) shall not interfere unreasonably with the operation of the Parent or its Affiliates. Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or result in the disclosure of competitively sensitive information or contravene any Laws, Contracts or obligation of confidentiality; provided that Parent shall use its commercially reasonable efforts to provide such access or information in a manner that would not violate the foregoing.

(e) Purchaser agrees to hold, and to cause the Transferred Companies to hold, all the books and records of the Transferred Companies or the Versace Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by Law (or, in the case of Tax Returns, the expiration of the relevant statute of limitations under applicable Tax Law), and thereafter, if any of them desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Parent.

Section 5.2 Confidentiality.

(a) The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference in their entirety and shall continue in full force and effect until the Closing. The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twelve (12) months following termination of this Agreement and otherwise in accordance with its terms.

(b) For a period of twelve (12) months from the Closing Date, Parent shall, and shall cause its Affiliates to, hold in confidence and not use for any purpose (other than a use for which access is permitted by Section 5.1(c)) any nonpublic information (“Sensitive Business Information”) to the extent relating to the Versace Business; provided that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Affiliates from and after the Closing from a third-party source that is not known by Parent or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Parent or any of its Affiliates, (iii) to the extent required or appropriate to be used by Parent or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

(c) For a period of twelve (12) months from the Closing Date, Purchaser shall, and shall cause its Subsidiaries (including the Transferred Companies) to, hold in confidence and not use for any purpose any Sensitive Business Information to the extent exclusively relating to any of the Retained Businesses; provided that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Purchaser or any of its Affiliates from and after the Closing from a third-party source that is not known by Purchaser or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Purchaser or any of its Affiliates, (iii) to the extent used by Purchaser or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Purchaser or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Purchaser or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Purchaser shall reasonably promptly notify Parent in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Parent, at Parent’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

Section 5.3 Required Actions.

(a) Purchaser and Parent shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective as promptly as practicable (and in any event no later than the Outside Date) the Sale and the other Transactions, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Sale and the other Transactions, (ii) taking all actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity required to be obtained or made by Purchaser or Parent or any of their respective Affiliates in connection with the Sale and the other Transactions, and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale and the other Transactions and to fully carry out the purposes of this Agreement. In furtherance of the foregoing, Purchaser and Parent shall (i) file or cause to be filed, as promptly as practicable, but in any event no later than twenty-five (25) Business Days after the date of this Agreement, notifications under the HSR Act, and supply or cause to be supplied, as promptly as reasonably practicable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting period under the HSR Act as promptly as practicable, and (ii) make, or cause to be made, all other necessary filings under any applicable Competition Law as promptly as practicable, and to supply, as promptly as reasonably practicable, any additional information and documentary materials that may be requested under any Competition Laws.

(b) Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser and Parent shall (i) cooperate in all respects and consult with the other party to this Agreement in connection with any filing or submission with a Governmental Entity in connection with this Agreement, the Sale and the other Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity or any other Person relating to the Sale and the other Transactions, (ii) promptly inform the other party to this Agreement (and if in writing, furnish the other party with copies of) of any material communication from any Governmental Entity or other such Person regarding the Sale or the other Transactions, and (iii) permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed filing, material written or oral communication or submission with or to any such Governmental Entity or other such Person. To the extent not prohibited by such Governmental Entity or other Person, neither party shall participate in any meeting (whether in-person, by telephone or otherwise) with any Governmental Entity or other Person in connection with this Agreement or the Sale, or with any other Person in connection with any Action by a private party or Governmental Entity relating to any Competition Laws in connection with this Agreement or the Sale, unless it gives the other party a reasonable opportunity to attend and participate thereat. Notwithstanding the foregoing, either party may, as it deems advisable and necessary, reasonably (A) redact materials provided pursuant to the foregoing clauses (i)-(iii) to remove references concerning the valuation of the Versace Business, as necessary to comply with contractual arrangements and as necessary to address reasonable privilege concerns and (B) designate any sensitive material provided to the other party under this Agreement as “outside counsel only,” which such designated materials shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the party providing the materials. Anything in this Agreement to the contrary notwithstanding, Purchaser, acting reasonably and in a manner consistent with obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods promptly following the date hereof, shall have sole control over the (i) strategy for obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods so as to enable the Closing to occur as soon as practicably possible, (ii) strategy to respond to any request from, inquiry by, or investigation by (including the timing, nature and substance of all such responses) any Governmental Entity with respect to the Sale or any other Transactions and (iii) strategy for the defense and settlement of any Action brought by or before any Governmental Entity that has authority to enforce the applicable Competition Laws; provided that the foregoing shall not relieve Purchaser of its obligations under this Section 5.3 and Purchaser shall consult with Parent and consider its views in good faith. No party shall extend any waiting period under any Competition Law (including by withdrawing and refiling its Notification and Report Form under the HSR Act) or enter into any commitment to or agreement with any Governmental Entity to delay, or otherwise not to consummate as promptly as practicable, the Sale or the other Transactions except with the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding any other provision of this Agreement, Purchaser shall (and shall cause its Affiliates to) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Sale and the other Transactions, in each case promptly following the date hereof, including taking all such further action as may be necessary to resolve such objections any Governmental Entity may assert under any Competition Laws with respect to the Sale and the other Transactions, and to avoid or eliminate each and every impediment under any Competition Laws so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including (i) proposing, negotiating, agreeing to, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition, transfer, license or hold separate of any businesses, divisions, products or product lines, assets or operations of the Transferred Companies, Purchaser, and their respective Affiliates (in the case of the Transferred Companies, Affiliates following the Closing), (ii) terminating, transferring or creating relationships, contractual rights or other obligations of the Transferred Companies, Purchaser, and their respective Affiliates (in the case of the Transferred Companies, Affiliates following the Closing), and (iii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Transferred Companies’ or their respective Affiliates’ (in the case of the Transferred Companies, Affiliates following the Closing) freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Transferred Companies, Purchaser, and their respective Affiliates (in the case of the Transferred Companies, Affiliates following the Closing) (each such action in the foregoing clauses (i), (ii), and (iii) a “Regulatory Action”); provided, notwithstanding the foregoing, that nothing in this Agreement shall require Purchaser to propose, agree to take, or take any Regulatory Action if such actions would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect as measured against the value of the Transferred Companies, taken as a whole, after giving effect to the consummation of the Sale and the other Transactions. Notwithstanding anything herein to the contrary, neither Purchaser nor Parent shall be obligated to take or agree or commit to take any Regulatory Action that (A) is not conditioned on the Closing, (B) relates to any of the Retained Businesses or (C) relates to any of Purchaser’s businesses or assets (other than the Transferred Companies), except for, in the case of clause (C), any Regulatory Action that imposes restrictions or other behavioral remedies, such as hold separate of any businesses, divisions, products or product lines, assets or operations (but not including any requirement to cease any line of business), in each case that are not materially adverse to Purchaser. No actions taken pursuant to this Section 5.3(c) shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur. In furtherance and not in limitation of the covenants contained in this Section 5.3, if any Action (including any Action seeking a temporary restraining order or preliminary injunction) is instituted or threatened to be instituted by any Governmental Entity under any Competition Law challenging, hindering, impeding, interfering with or delaying the consummation of the Sale or the other Transactions, Purchaser (and its Affiliates) shall contest and resist any such Action and seek to have vacated, lifted, reversed or overturned any such Action (whether temporary, preliminary or permanent) that is in effect and that prohibits, prevents, restricts or delays consummation of the Sale and the other Transactions.

(d) Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose approval is sought in connection with the Sale and the other Transactions. Whether or not the Sale is consummated, Purchaser shall be responsible for all filing fees to any Governmental Entity to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.3, other than the fees of and payments to Parent’s legal and professional advisors.

(e) Without limiting its obligations to perform its covenants set forth in Section 5.3(a), Section 5.3(b) or Section 5.3(f), neither Parent nor any of its Affiliates shall have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any approvals that may be required in connection with the Sale and the other Transactions or because of the termination of any Contract as a result thereof. Purchaser acknowledges that no representation, warranty or covenant of Parent contained herein shall be breached or deemed breached solely as a result of (i) the failure to obtain any approval, (ii) any such termination of a Contract, or (iii) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such approval or any such termination.

(f) The parties agree that, from the entry into this Agreement through the earlier of the Closing or the termination of this Agreement, neither party shall (and each party shall cause its respective Affiliates not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing. In furtherance of the foregoing (i) neither Purchaser nor any of its Affiliates shall acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or Person or other business organization or division thereof, or dissolve, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent, delay or impede the consummation of the Sale or any other transaction contemplated by this Agreement or the Ancillary Agreements, and (ii) neither party shall (and each party shall cause its respective Affiliates not to) take any action, or refrain from taking any action, that would reasonably be expected to prevent, delay or impede the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing; provided that the parties hereby agree that any sale of all or any portion of the Retained Businesses by Parent shall not be a breach of the foregoing clause (ii) and, as it applies to Parent, this Section 5.3(f) shall not apply to any of the Retained Businesses.

Section 5.4 Conduct of Business.

(a) From the entry into this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise required or contemplated by this Agreement (including, for the avoidance of doubt, any actions, elections or transactions undertaken pursuant to the Pre-Closing Restructuring, Section 5.6 or Section 5.7), (ii) as required by Law, Contract, Collective Bargaining Agreement or Benefit Plan, (iii) in connection with any action taken, or omitted to be taken, reasonably necessary to prevent the occurrence of, or mitigate the existence of, an Emergency (to the extent reasonably feasible, after first consulting with Purchaser and taking into consideration the reasonable concerns of Purchaser), (iv) to the extent relating to any of the Retained Businesses and not the Versace Business, (v) as disclosed in Section 5.4(a) of the Parent Disclosure Schedule or (vi) as otherwise consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall cause the Transferred Companies to:

(1) use reasonable best efforts to (i) conduct the Versace Business in the ordinary course of business in all material respects and (ii) preserve intact the Versace Business’s ongoing operations, organizations and goodwill and business relationships with customers, suppliers, vendors, officers, employees, landlords and others having material business relationships with the Versace Business;

(2) not (i) amend their Organizational Documents in any manner adverse to Purchaser, (ii) split, combine or reclassify their outstanding capital stock in any manner adverse to Purchaser, or (iii) declare, set aside or pay any non-Cash dividend or non-Cash distribution to any Person;

(3) not issue, sell, pledge or dispose of, or subject to any Lien, or agree to issue, sell, pledge or dispose of or subject to any Lien, the Interests or any additional capital stock, or any options, warrants or rights of any kind to acquire the Interests or any capital stock, any debt or equity securities that are convertible into or exchangeable for such capital stock, of the Transferred Companies;

(4) not create, incur, assume or guarantee any Indebtedness, other than (i) up to $5,000,000 of Indebtedness under any facility outstanding as of the date hereof, (ii) any guarantee by the Transferred Companies of the Indebtedness of Parent (including the Parent Credit Agreement) and which guarantee will be released at or prior to Closing, (iii) Indebtedness incurred in the ordinary course of business or (iv) Indebtedness that will be repaid at or prior to Closing;

(5) not (i) make any acquisition of any assets or businesses in excess of $1,000,000, other than acquisitions of inventory and supplies in the ordinary course of business, (ii) sell or dispose of any material assets (excluding Intellectual Property Rights) or businesses, other than in the ordinary course of business, including dispositions of inventory and supplies in the ordinary course of business, or (iii) incur, create or assume any Lien, other than Permitted Liens;

(6) not acquire any securities other than (i) acquisitions permitted by any of the exceptions to the preceding clause (5), (ii) transactions solely among Parent and/or its wholly owned Subsidiaries and (iii) in accordance with ordinary course cash management practices;

(7) not (i) adopt, enter into, extend, amend or terminate any Benefit Plan or Collective Bargaining Agreement (in each case, with respect to any Business Employee), (ii) increase the compensation or benefits of any Business Employee (other than increases in base salary or wage rate in the ordinary course of business and consistent with past practice for individuals at the levels below Senior Director) or grant any retention, change of control, incentive, severance, bonus or termination payment to any Business Employee or individual independent contractor, (iii) take any action to accelerate the vesting, funding or payment of any compensation or benefits for any Business Employee or individual independent contractor of the Versace Business, (iv) grant to any Business Employee or individual independent contractor of the Versace Business any equity or equity-based awards or remove or modify existing restrictions in any such awards made to any such employee or individual independent contractor, or (v) recognize any labor union, labor organization or works council as the collective bargaining representative for any Business Employee;

(8) not transfer internally to any other member of the Parent Group, or otherwise alter the duties and responsibilities of, in each case, any individual (i) who is a Business Employee, such that such individual is no longer a Business Employee or (ii) who is an employee of Parent or its Affiliates who is not a Business Employee, such that he or she would become a Business Employee, except as necessary to fill an open position in a Transferred Company previously held by a Business Employee;

(9) not (i) terminate (other than for cause) the employment of any Business Employee at the level of Vice President or above, or (ii) hire any (A) new non-retail Business Employee or (B) any retail Business Employee for the stores listed in Schedule III of this Agreement (other than temporary seasonal hires), or (iii) otherwise make any changes to the Business Employees List, other than (x) to fill an open position identified on Section 5.4(a)(9) of the Parent Disclosure Schedule, (y) to replace a Business Employee at an equivalent or lower level whose employment has been terminated in the ordinary course of business consistent with past practice, or (z) to replace a Business Employee who ceases employment due to resignation, death, or disability; provided that, clauses (x), (y), and (z), shall be subject to (1) Purchaser’s consent (not to be unreasonably withheld, conditioned or delayed) with respect to positions at the level of Vice President and above and (2) Parent’s good faith prior consultation with Purchaser with respect to positions at the level of Senior Director;

(10) timely implement, not amend in a manner adverse to Purchaser or terminate, the Redundancy Plan;

(11) implement in all material respects, not amend in a manner adverse to Purchaser or terminate, the IT Plan;

(12) not make any material change to its methods of financial accounting in effect at November 23, 2024, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(13) not make any material write-ups or write-offs, other than as may be required by GAAP (or any interpretation thereof) or by any applicable Law;

(14) not commit or authorize any commitment to make any capital expenditures in any fiscal quarter other than as set forth in the capital budget of the Versace Business set forth on Section 5.4(a)(14) of the Parent Disclosure Schedule (the “CapEx Budget”), except for variations of up to ten percent (10%) of such CapEx Budget in the aggregate during any specified period;

(15) not make any loans, advances or capital contributions to, or investments in, any other Person, except for (i) in the ordinary course of business, (ii) any such transactions solely among the Transferred Companies or any of their respective Subsidiaries or any member of the Parent Group, (iii) advances for reimbursable employee expenses in the ordinary course of business, or (iv) loans, advances, capital contributions or investments that are not in excess of $500,000 individually or $2,000,000 in the aggregate;

(16) not liquidate, dissolve, merge or consolidate with any other Person;

(17) not (i) make (other than as is consistent with past practice) or revoke any material Tax election, (ii) change any Tax accounting period, (iii) make (other than as is consistent with past practice) or change any material method of accounting for Tax purposes or (iv) settle any Tax Proceeding for an amount in excess of amounts reserved for such specific Taxes on the Business Financial Statements; but in each case, except for any action (x) relating to a Combined Tax Return for the affiliated group that includes Versace USA, Inc. (or any Tax Return that is expected to conform to or be consistent with such Combined Tax Return), (y) relating to an Italian Combined Tax Return if the principal purpose of such action is unrelated to any Transferred Company (or any Tax Return that is expected to conform to or be consistent with such Combined Tax Return) or (z) that would not reasonably be expected to have a material adverse effect on the Transferred Companies for any Post-Closing Tax Period, it being agreed and understood that clauses (1) through (16) and (18) through (26) of this Section 5.4(a) (other than clause (26) insofar as it relates to this clause (17)) shall not apply to Tax matters;

(18) not (i) materially amend, voluntarily terminate (other than in accordance with its terms or natural expiration) or cancel any Business Material Contract (excluding any non-renewal or expiry) or (ii) enter into any Contract that if in effect on the entry into this Agreement would be a Business Material Contract, other than, in the case of each of (i) and (ii), in the ordinary course of business;

(19) not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against the Versace Business, for which any liability would be assumed by any Transferred Company or Purchaser and its Affiliates following the Closing, in each case, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $250,000 individually (in each case net of insurance proceeds and amounts accrued in the Business Financial Statements) (it being agreed and understood that this clause (19) shall not apply with respect to Tax matters, which shall be governed by clause (17));

(20) not intentionally fail to maintain or fail to renew any material Permits necessary to the Versace Business;

(21) not fail in any material respect to maintain the material insurance policies or comparable replacement policies with respect to the material assets, operations and activities of the Versace Business;

(22) not (i) sell, assign, transfer or convey to any Person (other than a Transferred Company) (including through any exclusive license), or otherwise dispose of, cancel, abandon, or allow to lapse, any material Business Intellectual Property or material personality or publicity rights owned by the Transferred Companies, other than (x) non-exclusive licenses granted in the ordinary course of the Versace Business and (y) the lapse or abandonment of Registered Business Intellectual Property (1) at the end of its final, non-renewable term, or (2) in the ordinary course of prosecuting applications constituting Registered Business Intellectual Property in Parent’s or a Transferred Company’s (as applicable) good faith and reasonable business judgment, (ii) compromise, settle, or consent to judgment in any Action concerning any material Business Intellectual Property or material personality or publicity rights owned by the Transferred Companies in a manner resulting in a material Liability for the Versace Business or (iii) disclose any material Trade Secret included in the Business Intellectual Property to any Person, other than in the ordinary course of the Versace Business under appropriate confidentiality obligations binding on such Person;

(23) other than as set forth in Section 5.4(a)(23)(A) of the Parent Disclosure Schedule, not (i) sell, assign, transfer, lease, sublease, license or otherwise dispose of any Business Owned Real Property or leased Real Property, or any portion thereof or interest therein (or materially amend, terminate, let expire, renew any Lease (it being agreed that any non-de minimis increase in the amount of rent due by the Versace Business under any Lease shall be deemed material)), or (ii) purchase or otherwise acquire any material real property or any interest therein or enter into any Lease with respect to the foregoing. In connection with any Lease renewal, Parent shall provide Purchaser with reasonable information and updates between the entry into this Agreement and the Closing in order to enable Purchaser to review the status of the renewal negotiations of such Leases and Parent shall consult with Purchaser and consider its views in good faith in respect thereto.

(24) not (a) engage in any material line of business outside of the Versace Business (including by expanding the physical presence of the Versace Business to new geographies) or (b) terminate any material line of business conducted by the Versace Business or restrict or downsize the Versace Business in any current geographies in any material respect, other than, for the avoidance of doubt, in accordance with the terms of a Contract in effect as of the entry into this Agreement;

(25) not enter into any transaction or Contract relating to the Versace Business with (a) any Affiliate, (b) any Person set forth on Section 5.4(a)(25) of the Parent Disclosure Schedule or, if the transaction or Contract is material, any director, officer, or employee of the Parent Group (other than with respect to their employment and other than in the ordinary course), or (c) any other Person (in the case of clause (a) and (c) that would be required to be disclosed by Parent under Item 404 of Regulation S-K of the SEC), except in the ordinary course of business; and

(26) not agree or commit to do or take any action described in this Section 5.4(a).

(b) From the entry into this Agreement through the earlier of the Closing or the termination of this Agreement, except as required by Law or Contract, in connection with any action taken, or omitted to be taken, reasonably necessary to prevent the occurrence of, or mitigate the existence of, an Emergency (to the extent reasonably feasible, after first consulting with Purchaser and taking into consideration the reasonable concerns of Purchaser), or as otherwise consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Versace Foundation shall be operated in the ordinary course of business in all material respects and shall not make any donations other than those donations which the Versace Foundation has committed to make as of the entry into this Agreement.

(c) Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Affiliates’ (including the Transferred Companies’) businesses or operations.

Section 5.5 Public Announcements. No party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law, GAAP or other applicable accounting rules or standards, or securities Laws or stock exchange rules (for the avoidance of doubt, including the filing of this Agreement with the SEC), (b) to the extent the substantive contents of such release or announcement that relate to this Agreement or the transactions contemplated by this Agreement have previously been released publicly by a party hereto or are consistent in all material respects with materials or disclosures that have previously been released publicly by a party hereto, in each case without violation of this Section 5.5, (c) to respond to analyst and investor questions, so long as such statements are not inconsistent with the statements in any release or disclosure previously issued in compliance with this Section 5.5 or any communications plan previously discussed between the parties and would not reasonably be interpreted to be adverse to a party or to the transactions contemplated by this Agreement, (d) any other public disclosure to a party’s investors, in accordance with such party’s investor relations policies and practice (which is consistent in all material respects with any earlier draft of such public disclosure to which the other party has given its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed)), or (e) in order to enforce the terms of this Agreement.

Section 5.6 Intercompany Accounts; Cash. At or prior to the Closing, (a) all intercompany accounts, except for trade payables or receivables arising in the ordinary course of business and amounts arising under this Agreement or any of the Ancillary Agreements, between any member of the Parent Group, on the one hand, and any Transferred Company, on the other hand, shall be settled or otherwise eliminated (without any further or continuing liability (not taken into account in Net Indebtedness or Working Capital) on the Versace Business following Closing, other than as a result of the elimination being effected through the creation of an intercompany account solely among the Transferred Companies), and (b) any and all Cash of the Transferred Companies may be extracted from the Transferred Companies by Parent or its Affiliates (including, for the avoidance of doubt, through cash sweeps, dividend payments, distributions, contributions, share redemptions, recapitalizations, and the creation, refinancing or settling of intercompany debt; provided that (x) the Transferred Companies shall maintain such level of cash sufficient to carry out operations in the ordinary course of business and in accordance with past practice (provided, further, for clarity, that all such amounts so retained shall be included in the calculation of Cash in the definition of “Net Indebtedness”) and (y) Parent shall ensure that the Transferred Companies shall not have more than $50,000,000 in Cash as of 11:59 pm Eastern Time on the day immediately prior to the Closing), in the case of each of clauses (a) and (b), in such a manner as Parent shall determine in its sole discretion (for the avoidance of doubt, notwithstanding Section 5.4(a)). For the avoidance of doubt, trade accounts payable and receivable arising in the ordinary course of business between any Transferred Company, on the one hand, and any member of the Parent Group, on the other hand shall not be required to have been settled or eliminated at the Closing.

Section 5.7 Termination of Intercompany Arrangements. Effective at the Closing, other than any intercompany accounts governed by Section 5.6 or those established in accordance with Section 2.8, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by any member of the Parent Group, on the one hand, and any Transferred Company, on the other hand, shall automatically be terminated without further payment or performance and cease to have any further force and effect, without any party having any continuing obligations or Liability to the other, except for this Agreement and the Ancillary Agreements and the other arrangements, understandings or Contracts listed on Section 5.7 of the Parent Disclosure Schedule. Parent shall use reasonable best efforts to, effective as of the Closing, terminate all powers of attorneys granted by the Versace Business in favor of any employee of any of the Retained Businesses.

Section 5.8 Guarantees; Commitments. On or prior to the Closing, Purchaser shall use its reasonable best efforts to cause the replacement, effective as of the Closing, of all guarantees, letters of credit and bonds, other sureties and performance guarantees provided by Parent or any of its respective Affiliates (other than the Transferred Companies) in respect of the Transferred Companies (the “Credit Support Items”), set forth on Section 5.8 of the Parent Disclosure Schedule, on a like-for-like basis, which replacement shall include a release, in a form reasonably acceptable to Parent, of all obligations undertaken by Parent or the applicable Affiliate thereof effective as of the Closing; provided that if any Credit Support Item is not replaced effective as of the Closing, Purchaser shall use its reasonable best efforts to replace such Credit Support Item promptly after the Closing (and Purchaser shall have an ongoing obligation to use such efforts until each such Credit Support Item is replaced). Purchaser shall indemnify Parent and its Affiliates against, and hold each of them harmless from, any and all Covered Losses (including all costs and expenses incurred by them to maintain any Credit Support Item after the Closing) arising from and after the Closing that are incurred or suffered by any of Parent or any of its respective Affiliates (other than the Transferred Companies) related to or arising out of any Credit Support Item, other than any Covered Losses related to or arising out of Parent’s or any of its Affiliates’ breach of any Credit Support Items.

Section 5.9 Insurance.

(a) Except as set forth in this Section 5.9 and Section 5.9 of the Parent Disclosure Schedule, from and after the Closing, the Transferred Companies shall cease to be insured by the Parent Group’s current and historical insurance policies or programs or by any of its current and historical self-insured programs (the “Parent Insurance Policies”), and none of the

Transferred Companies, Purchaser or its other Affiliates shall have any access, right, title or interest to or in any such Parent Insurance Policies, programs or self-insured programs (including to any claims and rights to make claims and any rights to proceeds), including to cover any assets of the Transferred Companies or any Liability of the Transferred Companies or arising from the operation of the Versace Business, in each case including with respect to all known and incurred but not reported claims and including any Liability of the Transferred Companies related to or arising from past, present or future litigation, whether known or unknown. The members of the Parent Group may amend any Parent Insurance Policies and ancillary arrangements, such amendments to be effective at or after the Closing, in the manner they deem appropriate to give effect to this Section 5.9. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Transferred Companies and the Versace Business. Subject to Section 5.9(b), Purchaser further covenants and agrees that it will not, and will cause the Transferred Companies to not, seek to assert or exercise any rights or claims of the Transferred Companies or the Versace Business under or in respect of any past or current insurance policy, program or self-insurance program of any member of the Parent Group under which, at any time prior to the Closing, any Transferred Company or Affiliate thereof or the Versace Business has been a named insured.

(b) Notwithstanding anything in this Agreement, from and after the Closing, with respect to any actual or alleged acts, omissions, events, circumstances, occurrence or other matters to the extent arising out of or in any way relating to the Versace Business or the Transferred Companies that occurred or existed at or prior to the Closing that are or may be covered by the Parent Insurance Policies set forth on Section 5.9 of the Parent Disclosure Schedule, Parent shall cooperate with Purchaser to pursue insurance claims and proceeds under the Parent Insurance Policies, including by submitting any insurance claims under the Parent Insurance Policies and promptly remitting proceeds of insurance, if any, to Purchaser or the applicable Transferred Company upon receipt; provided that Purchaser and the applicable Transferred Company shall bear the costs for any such insurance claims, including any applicable deductibles or retentions and the posting of any letters of credit or similar amounts or obligations in respect thereof.

Section 5.10 Litigation Support. In the event and for so long as a party or any of its Affiliates is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party (other than an Action brought against or by the other party or any of its Affiliates) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any Liability in connection with (a) any transactions contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Versace Business or the Transferred Companies, the other party shall, and shall cause its Affiliates (and its and their officers and employees, and shall use its reasonable best efforts to cause its and their other Representatives) to, cooperate with such party and its Affiliates and its and their counsel in such prosecution, contest or defense, including making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as may be reasonably requested in connection with such prosecution, contest or defense.

Section 5.11 Misallocated Assets and Misdirected Payments.

(a) If, following the Closing, any right, property, asset or Liability that is part of the Retained Businesses is found to have been transferred to or retained by Purchaser, the Transferred Companies or their Affiliates in error, Purchaser shall use reasonable best efforts to transfer, or cause the Transferred Company or its other applicable Affiliate to transfer, such right, property, asset or Liability to the applicable member of the Parent Group as soon as practicable. If, following the Closing, any right, property, asset (but excluding any Intellectual Property Rights) or Liability that is part of the Versace Business and not primarily related to one or more of the Retained Businesses is found to have been transferred to or retained by a member of the Parent Group in error, Parent shall use reasonable best efforts to transfer, or cause the applicable member of the Parent Group to transfer, such right, property, asset or Liability to Purchaser or a Transferred Company as soon as practicable.

(b) Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Closing, (i) if any payments due with respect to the Versace Business are paid in error to any member of the Parent Group, Parent shall, or shall cause the applicable member of the Parent Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser, and (ii) if any payments due with respect to any of the Retained Business are paid in error to Purchaser, the Transferred Companies or their Affiliates, Purchaser shall, or shall cause the Transferred Companies or its other Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by Parent.

Section 5.12 Use of Marks; License; Domain Names.

(a) Except as expressly provided in this Section 5.12, neither Purchaser nor any of its Affiliates shall use, display, or have or acquire the right to use or any other rights in, (i) any Marks of Parent or any of its Affiliates (other than the Transferred Companies) or (ii) any names or Marks using or containing, the CAPRI HOLDINGS, MICHAEL KORS or JIMMY CHOO design, the word “CAPRI HOLDINGS,” “MICHAEL KORS” or “JIMMY CHOO” any of the other Marks identified on Section 5.12(a) of the Parent Disclosure Schedule, or any variations or derivatives thereof, or any Marks that contain any such Marks or are confusingly similar to such Marks (collectively, the “Parent Names”). Within thirty (30) Business Days of Closing, except as permitted under Section 5.12(b), Purchaser shall cease use of any such Parent Names on any public-facing electronic medium or website.

(b) Solely if and to the extent any Parent Names are used in the Versace Business as of the Closing, the Transferred Companies may, and Parent hereby (on behalf of itself and its Affiliates), effective as of the Closing, grants to the Transferred Companies a limited, non-exclusive, non-transferable, non-sublicensable, worldwide, royalty-free license under the Parent Names to, continue temporarily to use such Parent Names (including on products, signage, vehicles, properties, technical information, and promotional or other marketing materials and other assets), following the Closing solely in a manner that is consistent with the manner used in the operation of the Versace Business immediately prior to the Closing and otherwise complies with all applicable Laws; provided that, subject to the last sentence of this Section 5.12(b), Purchaser shall, and shall cause its Affiliates, to (i) immediately after the Closing, cease to hold itself out as having any affiliation with Parent or any of its Affiliates and (ii) use commercially reasonable efforts to minimize and eliminate use of the Parent Names by the Transferred Companies. In any event, as soon as practicable after the Closing Date (and in any event within six (6) months thereafter), Purchaser shall, and shall cause the Transferred Companies to, (A) cease and discontinue use of all Parent Names and (B) complete the removal of the Parent Names from all products, signage, vehicles, properties, stationery and promotional or other marketing materials and other assets. Notwithstanding anything to the contrary, nothing in this Section 5.12 shall prohibit or prevent Purchaser’s and its Affiliates’ (including the Transferred Companies’) use of the Parent Names in a manner that would not, even in the absence of a license or similar permission, constitute infringement or other violation of a trademark under applicable Law, including on internal and external historical documents held as of the Closing, on press releases, financial reports, investor presentations, analyst reports or similar releases, reports, presentations and materials published or covering periods prior to the Closing (including on the Transferred Companies’ websites), or in a descriptive or factually accurate manner constituting fair or other permitted non-trademark use under applicable Law.

(c) Purchaser agrees that use of the Parent Names by the Transferred Companies pursuant to this Section 5.12 shall be at a level of quality equal to or greater than that used by the Transferred Companies in the operation of the Versace Business immediately prior to the Closing, and such use shall comply with all applicable Laws. All goodwill associated with such use shall inure to the benefit of Parent. Neither Purchaser nor its Affiliates shall take or fail to take any action that, as a result of such action or failure to take such action, would reasonably be expected to have a substantial and adverse effect on the value of any of the Parent Names or the goodwill of Parent and its Affiliates associated therewith. Without limiting the foregoing, Purchaser and its Affiliates shall not (i) permit, enable or request anyone to engage in any act or omission that tarnishes, degrades, disparages or reflects adversely on a Parent Name, (ii) register or file applications to register in any jurisdiction any trademark that consists of, incorporates, is confusingly similar to or is a variation or derivation of any Parent Name, or (iii) contest the ownership or validity of any Parent Name. Without limitation to any other remedies, if Purchaser or its Affiliates fail to comply with the foregoing terms and conditions or otherwise fail to comply with any reasonable direction of Parent or any of its Affiliates in relation to the use of the Parent Names, Parent may immediately terminate the rights provided to Purchaser under this Section 5.12, and Parent shall be entitled to a temporary, preliminary or permanent injunction or other equitable relief in accordance with Section 10.11.

(d) Except as expressly provided in this Section 5.12, neither Parent nor any of its Affiliates shall have the right to use or any other rights in, (i) any Marks constituting Business Intellectual Property or (ii) any Mark using or containing a Key Mark or any of the other Marks identified on Section 5.12(d) of the Parent Disclosure Schedule, or any variations or derivatives thereof, or any Marks that contain any such Marks or are confusingly similar to such Marks (the “Versace Names”). Within thirty (30) Business Days of Closing, except as permitted under Section 5.12(e), Parent and its Affiliates shall cease use of any such Versace Names on any electronic medium or website.

(e) Solely if and to the extent any Versace Names are used in the Retained Businesses as of the Closing, Parent and its Affiliates may and Purchaser hereby (on behalf of itself and its Affiliates, including the Transferred Companies), effective as of the Closing grants to Parent and its Affiliates a limited, non-exclusive, non-transferable, non-sublicensable, worldwide, royalty-free license under the Versace Names to continue temporarily to use such Versace Names (including on products, signage, vehicles, properties, technical information, and promotional or other marketing materials and other assets), following the Closing solely in a manner that is consistent with the manner used in the operation of the Retained Businesses immediately prior to the Closing and otherwise complies with all applicable Laws; provided that, subject to the last sentence of this Section 5.12(e), Parent shall, and shall cause its Affiliates, to (i) immediately after the Closing, cease to hold itself out as having any affiliation with the Transferred Companies and (ii) use commercially reasonable efforts to minimize and eliminate use of the Versace Names by Parent and its Affiliates. In any event, as soon as practicable after the Closing Date (and in any event within six (6) months thereafter), Parent shall, and shall cause its Affiliates to, (A) cease and discontinue use of all Versace Names and (B) complete the removal of the Versace Names from all products, signage, vehicles, properties, stationery and promotional or other marketing materials and other assets. Notwithstanding anything to the contrary, nothing in this Section 5.12 shall prohibit or prevent Parent’s or any of its Affiliates’ use of the Versace Names in a manner that would not, even in the absence of a license or similar permission, constitute infringement or other violation of a trademark under applicable Law, including on internal and external historical documents held as of the Closing, on press releases, financial reports, investor presentations, analyst reports or similar releases, reports, presentations and materials published or covering periods prior to the Closing (including on Parent’s website), or in a descriptive or factually accurate manner constituting fair or other permitted non-trademark use under applicable Law.

(f) All goodwill associated with the use of the Versace Names by Parent or its Affiliates pursuant to this Section 5.12 shall inure to the benefit of the Transferred Companies. Neither Parent nor its Affiliates shall take or fail to take any action that, as a result of such action or failure to take such action, would reasonably be expected to have a substantial and adverse effect on the value of any of the Versace Names or the goodwill of Purchaser or the Transferred Companies associated therewith. Without limiting the foregoing, Parent and its Affiliates shall not (i) permit, enable or request anyone to engage in any act or omission that tarnishes, degrades, disparages or reflects adversely on a Versace Name, (ii) register or file applications to register in any jurisdiction any trademark that consists of, incorporates, is confusingly similar to or is a variation or derivation of any Versace Name, or (iii) contest the ownership or validity of any Versace Name. Without limitation to any other remedies, if Parent or its Affiliates fail to comply with the foregoing terms and conditions or otherwise fail to comply with any reasonable direction of Purchaser or any of the Transferred Companies in relation to the use of the Versace Names, the Transferred Companies may immediately terminate the rights provided to Parent under this Section 5.12, and the Transferred Companies shall be entitled to a temporary, preliminary or permanent injunction or other equitable relief in accordance with Section 10.11.

(g) Not less than ten (10) Business Days prior to the Closing Date, Parent shall use commercially reasonable efforts to transfer to Gianni Versace S.r.l., effective as of the Closing, all domain names used or held primarily for use in the conduct of the Versace Business which are not owned by a Transferred Company but are owned by Parent, any of its other Subsidiaries or any of their Representatives, to the extent not previously transferred to Gianni Versace S.r.l. or any other Transferred Company (or its or their Representatives) prior to Closing.

Section 5.13 Assignment of Archive and Parent Owned Intellectual Property Rights.

(a) If and to the extent any member of the Parent Group holds any right, title or interest in or to the Archive or in any Intellectual Property Rights described in clause (i) of this Section 5.13(a), then effective as of the Closing, Parent (on behalf of the Parent Group) does hereby sell, convey, assign and transfer to Gianni Versace S.r.l., and Gianni Versace S.r.l. does hereby acquire, receive and accept, all of the Parent Group’s right, title and interest in, to and under (i) any and all Intellectual Property Rights owned by Parent or any of its Affiliates (other than the Transferred Companies) that are primarily related to the Versace Business (except, for clarity, the Parent Names) and (ii) the Archive. At any time within the two (2) years after the Closing, Parent shall (and shall cause its Affiliates to), at the request and at the expense of Purchaser or the Transferred Companies, execute and deliver any further instruments or documents and use its commercially reasonable efforts to take all such further action as the Transferred Companies may reasonably request in order to evidence or perfect such assignment.

(b) Effective as of the Closing, and subject to the provisions of this Section 5.13, Parent (on behalf of the Parent Group) hereby grants the Transferred Companies a non-exclusive, sublicensable (through multiple tiers, solely for the benefit of the Transferred Companies, but not for the independent use of third parties), transferable (in whole or in part, solely in connection with a sale of all or substantially all of the Versace Business), royalty-free, fully paid-up, perpetual, irrevocable, non-terminable, worldwide license under any Intellectual Property Rights (excluding any Marks and Internet Properties) which (i) are owned as of the date of Closing by Parent or any of its Affiliates (and not assigned pursuant to the foregoing clause Section 5.13(a)), (ii) are used, practiced or exploited in the Versace Business as of the date hereof, (iii) would, absent the license granted in this Section 5.13, be infringed by the operation of the Versace Business by the Transferred Companies, and (iv) are not licensed, and are not used or made available to provide services, to Purchaser or any Transferred Companies pursuant to the Transition Services Agreement, in each case solely for use or exploitation (including the rights to display, make, have made, use, sell, have sold, offer for sale, import or export products and services) in the Versace Business as conducted as of the Closing Date and natural evolutions and extensions thereto.

(c) Effective as of the Closing, and subject to the provisions of this Section 5.13, Purchaser (on behalf of itself and its Affiliates, including the Transferred Companies) hereby grants Parent a non-exclusive, sublicensable (through multiple tiers, solely for the benefit of the Parent and its Affiliates, but not for the independent use of third parties), transferable (in whole or in part, solely in connection with a sale of all or substantially all of a Retained Business), royalty-free, fully paid-up, perpetual, irrevocable, non-terminable, worldwide license under any Business Intellectual Property (excluding any Marks and Internet Properties) which (i) are used, practiced or exploited in any Retained Business as of the date hereof, (ii) would, absent the license granted in this Section 5.13, be infringed by the operation of any Retained Business by Parent or its Affiliates, and (iii) are not licensed, nor used or made available to provide services, to the Parent Group pursuant to the supply arrangements contemplated by Section 5.28 in each case solely for use or exploitation (including the rights to display, make, have made, use, sell, have sold, offer for sale, import or export products and services) in the Retained Businesses as conducted as of the Closing Date and natural evolutions and extensions thereto.

Section 5.14 Mutual Non-Solicitation. For a period of one (1) year from the Closing Date, none of Parent or its Subsidiaries, on the one hand, or Purchaser and its Affiliates, on the other hand, shall directly or indirectly solicit for employment or hire (whether as an employee, independent contractor or otherwise) (i) in the case of the restrictions applicable to Parent and its Subsidiaries, any Transferred Company Employee with the title of Vice President or above, and (ii) in the case of the restrictions applicable to Purchaser and its Affiliates, any employee of Parent or its Subsidiaries with the title of Vice President or above; provided that the foregoing shall not restrict any general or public solicitations not specifically targeted at employees of Parent or its Subsidiaries or the Transferred Companies, as applicable (including searches by any bona fide search firm that are not directed to solicit such employees), or any solicitations, hiring or other actions with respect to any such Person whose employment is terminated at least six (6) months prior to the commencement of employment discussions between such Person and Parent and its Subsidiaries or Purchaser and its Affiliates, as applicable.

Section 5.15 Release.

(a) Effective as of the Closing, Purchaser, on behalf of itself and each of its Affiliates (including the Transferred Companies), and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Parent and its Affiliates (other than the Transferred Companies) and each of their respective officers, directors, employees, heirs, executors, administrators, successors and assigns (such released Persons, the “Parent Releasees”), in each case from all demands, proceedings, causes of Action, suits, accounts, covenants, Contracts, losses and Liabilities whatsoever of every name and nature, both in Law and in equity, arising out of or related to events, circumstances or actions taken by the Parent Releasees occurring or failing to occur, in each case, at or prior to the Closing in respect of the operation and ownership of the Versace Business, the Interests and the Transferred Companies. Purchaser shall not make, and Purchaser shall not permit any of its Affiliates (including the Transferred Companies) to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Parent Releasees with respect to any Liabilities released pursuant to this Section 5.15.

(b) Notwithstanding the foregoing, Section 5.15(a) shall not constitute a release from, waiver of, or otherwise affect any rights of Purchaser or its Affiliates under this Agreement or any Ancillary Agreement or any Liability or Contract expressly contemplated by this Agreement to be in effect between Parent and Purchaser (or their respective Affiliates) after the Closing, or any enforcement thereof.

(c) Effective as of the Closing, Parent, on behalf of itself and each of its Affiliates, and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Purchaser and its Affiliates (including the Transferred Companies) and each of their respective officers, directors, employees, heirs, executors, administrators, successors and assigns (such released Persons, the “Purchaser Releasees”), in each case from all demands, proceedings, causes of Action, suits, accounts, covenants, Contracts, losses and Liabilities whatsoever of every name and nature, both in Law and in equity, arising out of or related to events, circumstances or actions taken by the Purchaser Releasees occurring or failing to occur, in each case, at or prior to the Closing in connection with the Transactions or (in the case of the Transferred Companies and each of their respective officers, directors, employees, heirs, executors, administrators, successors and assigns) in their respective roles in the Versace Business. Parent shall not make, and Parent shall not permit any of its Affiliates to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Purchaser Releasees with respect to any Liabilities released pursuant to this Section 5.15.

(d) Notwithstanding the foregoing, Section 5.15(c) shall not constitute a release from, waiver of, or otherwise affect any rights of Parent or its Affiliates under this Agreement or any Ancillary Agreement or any Liability or Contract expressly contemplated by this Agreement to be in effect between Parent and Purchaser (or their respective Affiliates) after the Closing, or any enforcement thereof.

Section 5.16 R&W Policy. Purchaser may obtain the R&W Policy which, if obtained, shall provide that (a) the insurer(s) of the R&W Policy shall waive and not pursue any claims against Parent or any of its Affiliates or any of their respective directors, officers or employees with respect to any potential breaches of any of the representations and warranties of Parent set forth in Article III (by way of subrogation, claim for contribution or otherwise), other than for Fraud by Parent or any of its Affiliates in connection with this Agreement, and (b) Parent is an express third-party beneficiary of such provision. The subrogation provisions in the R&W Policy may not be amended in any manner adverse to Parent or its Affiliates or any of their respective directors, officers or employees without Parent’s prior written consent, and the subrogation provisions therein may not be amended in any manner without Parent’s prior written consent.

Section 5.17 Directors’ and Officers’ Indemnification.

(a) For a period of six (6) years from and after the Closing, Purchaser shall cause each of the Transferred Companies to indemnify, defend and hold harmless (including advancing reasonable and reasonably documented attorneys’ fees and expenses in advance of the final disposition of any Action to each D&O Indemnitee; provided that such D&O Indemnitee provides a written undertaking to return any such fees and expenses to the extent that a court of competent jurisdiction or other tribunal has determined in a final, nonappealable judgment or other adjudication that such D&O Indemnitee is not ultimately entitled to such fees or expenses), to the fullest extent permitted by (i) the Organizational Documents of the applicable Transferred Company or (ii) any agreement providing indemnification to a D&O Indemnitee by any Transferred Company, in each case, provided to Purchaser prior to the date hereof, the current or former directors or officers of the Transferred Companies (or their respective predecessors) (collectively, the “D&O Indemnitees”), with respect to acts or omissions by them in their capacities as such or taken at the request of any Transferred Company at any time at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Sale or the other transactions contemplated hereby).

(b) For a period of six (6) years from and after the Closing, Purchaser shall cause each Transferred Company to take any actions necessary to provide that all rights to indemnification and expense reimbursement and all limitations on liability existing in favor of any D&O Indemnitees, as provided in (i) the Organizational Documents of the applicable Transferred

Company or (ii) any agreement providing indemnification to a D&O Indemnitee by any Transferred Company, in each case, provided to Purchaser prior to the date hereof, shall survive the Closing and continue in full force and effect and be honored by the Transferred Companies after the Closing in accordance with their respective terms.

(c) Purchaser shall cause each Transferred Company to maintain in effect for six (6) years from the Closing Date, directors’ and officers’ liability insurance containing terms and conditions that are, in the aggregate, not less advantageous to the D&O Indemnitees than Parent’s directors’ and officers’ liability insurance covering the D&O Indemnitees in effect as of the date hereof. In lieu of the foregoing, Purchaser, in its sole discretion, may purchase at or prior to the Closing six (6)-year “tail” prepaid directors’ and officers’ liability insurance with terms and conditions that satisfy the requirements of the preceding sentence in respect of acts or omissions occurring prior to the Closing covering each such D&O Indemnitee. If Purchaser purchases such “tail” insurance, Purchaser shall not terminate, or cause any Transferred Company to terminate, such “tail” insurance and shall cause all obligations of each Transferred Company thereunder to be honored by such Transferred Company. Notwithstanding the foregoing, Purchaser shall not be required to pay an aggregate annual premium for maintaining such directors’ and officers’ liability insurance or an aggregate premium for such “tail” insurance, in each case, in excess of three hundred percent (300%) of the aggregate annual premium for Parent’s directors’ and officers’ liability insurance in effect as of the Closing (the “Maximum Amount”); provided, further, that if such insurance is not reasonably available or the aggregate annual premium for such directors’ and officers’ liability insurance or the aggregate premium for such “tail” insurance exceeds the Maximum Amount, then Purchaser or the Transferred Companies, as applicable, shall obtain the most coverage available for a premium not exceeding the Maximum Amount. Parent and its Affiliates shall reasonably cooperate with Purchaser in obtaining the insurance required by this Section 5.17(c) and any other “tail” insurance.

(d) From and after the Closing, to the greatest extent permitted under applicable Law, (i) Purchaser shall not, and shall cause the Transferred Companies not to, bring, participate in, propose or vote in favor of any Action (including pursuant to Articles 2393 to 2395 (inclusive), 2407 or 2476 of the Italian Civil Code) against the current or former directors and statutory auditors of any of the Transferred Companies based on any act or omission (other than acts or omissions which are attributable to gross negligence (colpa grave) or fraud (dolo) of the relevant directors or statutory auditors) made by any of them in his or her capacity as such at or prior to the Closing (including any of the matters referred to in Section 5.17(d) of the Parent Disclosure Schedule), and (ii) Purchaser shall indemnify and hold harmless each of such directors and statutory auditors from any Covered Losses he or she may incur as a result of any breach of Purchaser’s obligations set forth in this Section 5.17, in each case, except to the extent that such act or omission on which the relevant Action is based is attributable to gross negligence (colpa grave) or fraud (dolo). The obligations of Purchaser under this Section 5.17(d) shall remain in full force and effect until the forty-fifth (45th) day after such time when all of such Actions shall be barred by virtue of the expiration of the applicable statute of limitations.

(e) In the event that any of the Transferred Companies or Purchaser (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, the Transferred Companies or Purchaser, as applicable, shall make proper provisions so that the successors and assigns of the Transferred Companies or Purchaser, as the case may be, shall succeed to their respective obligations set forth in this Section 5.17.

(f) The obligations of Purchaser under this Section 5.17 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee without the express written consent of such affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees shall be third-party beneficiaries of this Section 5.17).

Section 5.18 Pre-Closing Restructuring. The parties acknowledge and agree that prior to Closing, Parent and its Subsidiaries will take actions to implement the structure set forth on Section 5.18 of the Parent Disclosure Schedule (such actions, the “Pre-Closing Restructuring”). Parent shall be entitled to modify or amend the Pre-Closing Restructuring from time to time in a manner that is not materially adverse to Purchaser and shall notify Purchaser of any such modification or amendment as promptly as reasonably practicable (it being understood and agreed that any determination by Parent to designate one or more Additional Versace Holding Companies or Additional Sellers pursuant to this Section 5.18 shall not require the consent of Purchaser); provided that Parent shall not modify or amend the Pre-Closing Restructuring in any way that would result in Parent (or one of its Affiliates, other than the Transferred Companies) not becoming the sole shareholder(s) of ITACHOO S.r.l. and Jimmy Choo Florence S.r.l as of the Closing. Parent and its Subsidiaries shall not be required to complete the Pre-Closing Restructuring prior to the time at which the conditions set forth in Section 8.1 shall have been satisfied or validly waived (but Parent shall, and shall cause its Affiliates to, take any steps reasonably necessary in preparation therefor). In addition, at any time prior to the Closing, Parent shall be entitled to designate any or all of Versace USA, Inc., Versace Japan Co., Ltd., Versace Canada, Inc. and Versace Australia Pty Limited as Versace Holding Companies (any such Persons so designated, “Additional Versace Holding Companies”), from and after which point such Additional Versace Holding Companies shall be Versace Holding Companies for all purposes of this Agreement and Purchaser shall acquire the issued and outstanding equity interests of the Additional Versace Holding Companies at the Closing. In connection with the designation of any Additional Versace Holding Companies, Parent shall also be entitled to designate any of its Subsidiaries which owns as of immediately prior to the Closing any of the equity interests in any Additional Versace Holding Company as a Seller (any such Persons so designated, “Additional Sellers”), from and after which point such Additional Sellers shall be Sellers for all purposes of this Agreement and Purchaser shall acquire the issued and outstanding equity interests of the Additional Versace Holding Companies at the Closing from such Additional Sellers. From and after the Closing, Parent shall, to the fullest extent permissible by applicable Law, indemnify and hold harmless Purchaser and each Transferred Company for all Covered Losses arising as a result of and that would not have arisen but for any modification or amendment to the Pre-Closing Restructuring pursuant to this Section 5.18 (including the designation of any Additional Versace Holding Company) (but, (a) with respect to such Covered Losses that are Taxes, limited to (i) in the case of any such modification or amendment to designate any Additional Versace Holding Company, Taxes imposed for a Pre-Closing Tax Period, and (ii) in the case of any such modification or amendment not described in clause (a)(i), Taxes imposed for a Pre-Closing Tax Period and Taxes imposed for a Post-Closing Tax Period that are primarily due to such modification or amendment, and (b) without duplication of any amounts taken into account in the determination of Net Indebtedness, Working Capital or any other indemnification provision hereunder). Any refund (or credit in lieu of a cash refund) of Taxes for which Parent indemnified Purchaser or any Transferred Company pursuant to this Section 5.18 shall be for the account of Parent, except to the extent such refund or credit was taken into account in connection with the calculation of Net Indebtedness or Working Capital. Purchaser or the relevant Transferred Company shall pay to Parent an amount equal to any such refund or credit, without interest other than interest received thereon from the applicable taxing authority, within ten (10) days of Purchaser or such Transferred Company receiving such refund or utilizing such credit. Purchaser or the relevant Transferred Company shall use commercially reasonable best efforts to seek to obtain any refund or credit of such Taxes to which it is entitled.

Section 5.19 Versace Foundation. Parent shall (a) cause to be delivered to Purchaser resignations executed by each director of the Versace Foundation in office as of immediately prior to the Closing and effective upon the Closing (or otherwise cause such directors to be removed at or prior to the Closing) and (b) take such actions as reasonably requested by Purchaser at least ten (10) Business Days prior to the Closing to appoint the individuals designated in writing by Purchaser at least three (3) Business Days prior to the Closing to the board of directors of the Versace Foundation with effect upon the Closing. Effective as of the Closing, Parent shall cause the bylaws of the Versace Foundation to be amended to provide that Purchaser or one of its designated Subsidiaries shall be the sole member of the Versace Foundation.

Section 5.20 Financing.

(a) Purchaser shall and shall use reasonable best efforts to cause each of its Subsidiaries to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date on which the Sale is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Purchaser shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Commitment Letter as promptly as possible but in any event prior to the date on which the Sale is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Commitment Letter (including, as necessary, the “flex” provisions contained therein) and without any Prohibited Modification, (iii) satisfying on a timely basis all conditions in the Commitment Letter and the Definitive Agreements and complying with its obligations thereunder and (iv) taking all reasonable action within its control to enforce its rights under the Commitment Letter and the Definitive Agreements.

(b) Neither Purchaser nor any of its Subsidiaries shall, without the prior written consent of Parent: (i) permit, consent to or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of, any provision or remedy under, the Commitment Letter or the Definitive Agreements if such amendment, replacement, supplement, termination, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Financing below the amount (taking into account all other sources of proceeds) necessary to fund the payment of the Closing payments, (C) adversely affects the ability of

Purchaser to enforce its rights against other parties to the Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified or (D) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Transactions (the effects described in clauses (A) through (D), collectively, the “Prohibited Modifications”); or (ii) terminate or cause the termination of the Commitment Letter or any Definitive Agreement. Purchaser shall promptly deliver to Parent copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letter and/or Definitive Agreements.

(c) In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Purchaser shall (i) notify as soon as reasonably practicable Parent in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts, and cause each of its Subsidiaries to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing to consummate the transactions contemplated by this Agreement and to pay the Financing Amounts and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing to not include any Prohibited Modifications. Purchaser shall provide Parent with prompt oral and written notice of any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Lender or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letter or any Definitive Agreement of any provision thereof. Purchaser shall keep Parent reasonably informed on a current basis of the status of its efforts to consummate the Financing, including any Alternative Financing.

(d) The foregoing notwithstanding, compliance by Purchaser with this Section 5.20 shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available. To the extent Purchaser obtains Alternative Financing or amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 5.20 and without any Prohibited Modification, references to the “Financing,” “Financing Parties,” “Commitment Letter” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived.

Section 5.21 Financing Cooperation.

(a) The Transferred Companies shall (and Parent shall cause the Transferred Companies to) use their commercially reasonable efforts and each of them shall use their commercially reasonable efforts to cause their respective Representatives to use their commercially reasonable efforts, to provide customary cooperation, to the extent reasonably requested by Purchaser in writing, for the arrangement of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Parent or any of its Affiliates), including using commercially reasonable efforts to:

(i) participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by Parent and the Transferred Companies;

(ii) to the extent required by the Financing, facilitate the pledging of collateral of the Transferred Companies, effective no earlier than the Closing;

(iii) provide reasonable and customary assistance to Purchaser and the Lenders in the preparation of customary ratings agency presentations and other marketing material for the Financing;

(iv) cooperate with Purchaser to obtain customary corporate and facilities credit ratings;

(v) cooperate with the Lenders’ due diligence, to the extent customary and reasonable;

(vi) assist in the preparation of, and in the execution and delivery of at Closing, Definitive Agreements; and

(vii) to arrange for delivery of the Release Documentation on or prior to the Closing.

(b) The foregoing notwithstanding, none of Parent nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 5.21 that could: (i) require Parent or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (provided that Parent will, to the extent otherwise required hereby, use commercially reasonable efforts to cause persons who will continue as officers or directors, as applicable, of the Transferred Companies after the occurrence of Closing, and who will not be removed or replaced in connection therewith, to pass resolutions and to execute documents in their capacities as such officers or directors, in each case which resolutions and documents are subject to and conditioned upon, and do not become effective until, the occurrence of Closing), (ii) cause any representation or warranty in this Agreement to be breached by Parent or any of its Affiliates, (iii) require Parent or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing or otherwise incur any obligation under any agreement, certificate, document or instrument, (iv) reasonably be expected to cause any director, officer, employee or stockholder of Parent or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the Organizational Documents of Parent or any of its Affiliates or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Parent or any of its Affiliates is a party, (vii) provide access to or disclose information that Parent or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of Parent or any of its Affiliates, (viii) require the delivery of any opinion of counsel, (ix) require the preparation of any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (x) require the preparation or delivery of any financial information other than the Business Financial Statements. Nothing contained in this Section 5.21 or otherwise in this Agreement shall require (a) Parent or any of its Affiliates (other than the Transferred Companies) to be an issuer or other obligor with respect to the Financing or (b) the Transferred Companies, prior to Closing, to be an issuer or other obligor with respect to the Financing. Purchaser shall, promptly on request by Parent, reimburse Parent and each of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation and shall reimburse, indemnify and hold harmless Parent and its Affiliates and their respective representatives from and against any and all losses incurred by them in connection with and any action taken by them in relation to the Financing at the request of Purchaser or its representatives pursuant to this Section 5.21 and any information used in connection therewith (other than information provided in writing by Parent or its Subsidiaries as a result of Parent’s or its Subsidiaries’ fraud, bad faith, gross negligence or willful breach).

(c) The parties hereto acknowledge and agree that the provisions contained in this Section 5.21 represent the sole obligation of Parent and the Transferred Companies with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement and the Commitment Letter, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letter shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, Parent’s breach of any of the covenants required to be performed by it under this Section 5.21 shall not be considered in determining the satisfaction of the condition set forth in Section 8.2(b), except to the extent that (x) Parent has knowingly and intentionally materially breached its obligations under this Section 5.21, (y) such breach has not been cured within ten (10) Business Days after receipt of written notice thereof and (z) such breach of its obligations under this Section 5.21 was a proximate cause of the failure of Parent to obtain the Financings.

(d) All nonpublic or otherwise confidential information regarding Parent or any of its Affiliates obtained by Purchaser or its representatives pursuant to this Section 5.21 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.22 Resignations. On the Closing Date, if requested by Purchaser not less than ten (10) Business Days prior to the Closing Date, Parent shall deliver the duly executed resignation letters, in form and substance reasonably satisfactory to Purchaser and effective as of the Closing, of the directors, officers and, to the extent permitted by applicable Law, statutory auditors (or equivalent roles) of the Transferred Companies identified by Purchaser (or shall otherwise cause such directors to be removed at or prior to the Closing).

Section 5.23 Books and Records. To the extent (a) not in possession of the Transferred Companies and (b) relating to the Versace Business, Parent shall use reasonable best efforts to deliver to the relevant Transferred Company by the Closing: (i) all books of account or references (or copies of the applicable portions thereof) of customers and suppliers and other records and all insurance policies in respect of the Versace Business; and (ii) all books and records (or copies of the applicable portions thereof) relating to the Business Employees and directors of the Transferred Companies.

Section 5.24 Exclusive Dealing. From the entry into this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent agrees that it will not, and will not authorize or permit any of its controlled Affiliates or authorize any of its or their Representatives to, directly or indirectly, engage in any negotiations with any Person other than Purchaser and its Affiliates regarding any Acquisition Proposals. Notwithstanding anything to the contrary herein, Parent, its Affiliates and its and their respective Representatives may respond to any unsolicited proposal regarding an Acquisition Proposal by indicating that Parent and its Affiliates are subject to an exclusivity obligation and are unable to provide any information related to the Versace Business or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Proposal for as long as this Agreement remains in effect; however, such indication shall not provide any confidential information regarding the Transactions. For purposes hereof, “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Purchaser or any of its Affiliates) providing for, directly or indirectly, in one transaction or a series of related transactions (a) a merger, consolidation, liquidation, recapitalization, equity exchange, purchase or other business combination transaction involving solely or primarily the Versace Business or the Transferred Companies, (b) the issuance or acquisition of any shares of capital stock or other equity securities in the Transferred Companies, or (c) the sale, lease, exchange or other disposition of a material portion of the assets of the Versace Business. Notwithstanding the foregoing or anything else herein to the contrary, this Section 5.24 shall not prevent Parent or any of its Affiliates from engaging in any discussions or negotiations with respect to, or otherwise entering into, (i) any transaction involving any part of the Retained Businesses or (ii) a merger, consolidation, liquidation, recapitalization, equity exchange, purchase or other business combination transaction of Parent or any of its Affiliates (other than the Transferred Companies), so long as in the case of clause (ii) the consummation of such transaction is conditioned upon the Closing or the termination of this Agreement in accordance with Article IX.

Section 5.25 Hong Kong Listing Rules. As promptly as practicable, Purchaser shall notify in writing Parent upon it becoming aware of any and all undertakings required by Hong Kong Listing Rules to be complied with in connection with the Transactions. Purchaser shall take all actions necessary to obtain any and all approvals and to comply with the requirements under Hong Kong Listing Rules as promptly as practicable (and in any event prior to the date that all conditions to the Closing set forth in this Agreement are satisfied, validly waived and/or capable of being satisfied). If required, Parent shall reasonably cooperate with Purchaser in the preparation of the Purchaser Shareholder Circular, at the sole cost and expense of Purchaser, by providing Purchaser with such information relating to the Versace Business, the Transferred Companies or Parent and its Subsidiaries as may be required under Hong Kong Listing Rules or the Stock Exchange of Hong Kong for the purposes of its inclusion in the Purchaser Shareholder Circular (if applicable); provided that Parent shall not be required to (i) prepare financial statements in any format or in advance of any time different from which Parent prepares financial statements of the Versace Business in the ordinary course or obtain any audit of its financial statements or those of the Versace Business or Transferred Companies, (ii) prepare any other reports or provide any other information that is not already readily available to Parent or any opinions or (iii) provide any material information for public disclosure that has not already been publicly disclosed by Parent. Notwithstanding anything herein to the contrary, the parties agree and acknowledge that the failure by Purchaser or any of its Affiliates to obtain any approval required under the Hong Kong Listing Rules or to otherwise comply with the Hong Kong Listing Rules shall not constitute a condition to the Closing.

Section 5.26 Shared Facilities.

(a) Purchaser and Parent shall negotiate in good faith between the entry into this Agreement and the Closing sublease, reverse sublease or other similar arrangements (the “Sublease Agreements”) in respect of the leases set forth in Schedule IV of this Agreement, which Sublease Agreements shall be entered into at the Closing (subject to obtaining any requisite Approval therefor, which the parties will use reasonable best efforts to obtain, if applicable).

(b) Prior to Closing, Parent shall (or shall cause its applicable Subsidiary to) assign the leases set forth in Schedule V of this Agreement to the Transferred Company set forth therein, which assignment shall be effective as of the Closing (subject to obtaining any requisite Approval therefor, which the parties will use reasonable best efforts to obtain, if applicable).

Section 5.27 Separation.

(a) From the date hereof and until the Closing, Parent shall take such actions as are reasonably necessary to (i) segregate user access to the IT Systems currently used in the operations of the Versace Business so that Representatives of Parent and its Affiliates shall be restricted from accessing data primarily relating to the Versace Business on such IT Systems without the consent of Purchaser, other than as is reasonably necessary to perform obligations under the Transition Services Agreement or as permitted pursuant to Section 5.1(c), and (ii) as of immediately following the Closing, enable the Versace Business to prepare a sub-consolidation package for the Versace Business perimeter (on a pro forma consolidated basis for the Transferred Companies) in accordance with IFRS within customary financial reporting timelines. Parent shall provide Purchaser with reasonable information and status updates between the entry into this Agreement and the earlier of the termination of this Agreement and the Closing in order to enable Purchaser to review the status of the actions contemplated by the preceding sentence. Following Closing, no Representative of Parent or any of its Affiliates shall access data relating primarily to the Versace Business on the IT Systems without the consent of Purchaser, other than as reasonably necessary to perform its obligations under the Transition Services Agreement or as permitted pursuant to Section 5.1(c).

(b) Within one hundred (100) days from the date hereof, and in any case prior to Closing, the parties shall, acting reasonably and in good faith, agree upon a baseline migration plan with respect to the cloning and separation of certain IT Systems to be identified by the parties (the “Separated Systems”) to facilitate the migration away, after Closing, from reliance on the services to be provided under the Transition Services Agreement for the purpose of allowing Purchaser to operate such cloned and separated IT Systems independently in its conduct of the Versace Business on a stand-alone basis by the completion of the service periods contemplated by the Transition Services Agreement (the “Migration Plan”); it being understood and agreed that, subject to the provisions of the Transition Services Agreement (i) Parent’s responsibilities under the Migration Plan shall be limited to the cloning, separation and delivery of such Separated Systems, and neither Parent nor any of its Affiliates shall be responsible for modifying the Separated Systems (beyond their cloning and separation), or ensuring their operability with any other Software or information technology systems, and (ii) the Migration Plan will be prepared by Parent with the assumption that IT Systems will be cloned as is and Parent shall not be responsible for planning for how such IT Systems will work on Purchaser’s systems. The parties will agree in good faith and acting reasonably on the contents of the Migration Plan, which may include, inter alia, (1) the phases of implementation, (2) milestones, (3) the identification of third-party licenses or services previously used with the Separated Systems and required for Purchaser’s operation thereof, (4) plans for Purchaser to independently provide the services without requiring support from Parent and receive the data, and (5) if applicable, acceptance testing criteria and procedures in respect of any Separated Systems.

(c) In order to agree upon such Migration Plan, each party shall appoint a person or persons who shall be available to receive communications and coordinate responses to questions and concerns on behalf of the applicable party and its Affiliates (the “Coordinators ”). The initial Coordinators for each party are set forth on Schedule VI of this Agreement. Either party may replace its Coordinators at any time by notice to the other. The Coordinators shall be the initial points of contact between the parties for all matters relating to the Migration Plan. The Coordinators shall meet with each other as often as reasonably necessary in an effort to agreeing on the Migration Plan (acting reasonably and in good faith).

(d) Notwithstanding anything to the contrary, (i) as between the Parties and their respective Affiliates, Purchaser and the Transferred Companies shall, after the Closing (or, as applicable, the cloning and separation of applicable Separate Systems), be solely responsible for their integration, use, operation and exploitation of the IT Systems, and (ii) except as expressly set forth in the Transition Services Agreement, neither Parent nor any of its Affiliates shall have any obligations with respect to the interoperability of any IT Systems with any other information technology or Software owned or used by Purchaser or its Affiliates, or any other use or exploitation of the IT Systems after their separation and delivery in accordance with the Migration Plan.

Section 5.28 Retained Business Supply Arrangements. Purchaser and Parent acknowledge and agree that the parties intend that the supply arrangements in effect between the Versace Business and Parent’s Retained Businesses as set forth in Section 5.28 of the Parent Disclosure Schedule shall remain in effect following the Closing; provided, that Purchaser and Parent shall negotiate in good faith between the entry into this Agreement and the Closing amendments to the termination and term provisions of such supply agreements (the “Retained Business Supply Agreement Amendments”), including to extend the minimum amount of notice required in order to terminate the agreement to at least 12 months following notice of termination.

Section 5.29 Release Documentation. Parent shall, and shall cause each of its Subsidiaries to, (a) take, or cause to be taken, all actions, and do, or cause to be done, all things required under the Parent Credit Agreement to release all Liens on the assets or equity interests of the Transferred Companies granted in connection with the Parent Credit Agreement and (b) deliver their respective signature pages to the Release Documentation (drafts of which shall be delivered to Purchaser no less than five (5) Business Days prior to the Closing), in each case, on or prior to the Closing. To the extent that any additional actions are required in order to release all Liens on the assets or equity interests of any Transferred Company granted in connection with the Parent Credit Agreement following the Closing, then Parent shall reasonably cooperate with Purchaser to take all such actions reasonably requested by Purchaser.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

Section 6.1 Transfers of Employment. Purchaser shall cause the Transferred Companies to continue to employ the Transferred Company Employees immediately following the Closing Date in accordance with the terms of this Agreement. On or prior to the Closing, Parent shall transfer the employment of each Business Employee who is employed by Parent or any of its Affiliates (other than a Transferred Company) to a Transferred Company. Each Business Employee who is employed by a Transferred Company, Purchaser or one of its Affiliates upon and following the Closing shall be referred to herein as a “Transferred Business Employee.” Subject to any applicable restrictions set out in Section 5.4(a), Parent shall (i) update the Business Employee List between the date of this Agreement and the Closing Date as and when Parent or Purchaser, acting in their reasonable discretion, determine that material changes to the Business Employee List have occurred, and (ii) in advance of the anticipated Closing Date, provide to Purchaser (upon its written request) an updated Business Employee List accurate as of two (2) Business Days prior to delivery to Purchaser; provided that, Parent shall use its reasonable best efforts to notify Purchaser of any changes to such updated Business Employee List that occur prior to the Closing Date. Any changes to the Business Employee List pursuant to any action that is not permitted by Section 5.4(a) shall be made only with the consent of Purchaser, acting reasonably.

Section 6.2 Compliance with Collective Bargaining Agreements and Applicable Laws. Parent, any of its Affiliates (including the Transferred Companies), and Purchaser and any of its Affiliates shall each use reasonable best efforts to comply with their respective obligations pursuant to applicable Law (including the Transfer Regulations) and the Collective Bargaining Agreements applicable to the Business Employees (including, but not limited to, informing and consulting with the Business Employees or their representatives) in connection with the Transactions.

Section 6.3 Failure to Transfer. If an employee of Parent (or any of its Affiliates, other than a Transferred Company) who is a Business Employee does not transfer from Parent (or any of its Affiliates, other than a Transferred Company) to a Transferred Company on or before the Closing Date, Parent shall indemnify and hold Purchaser, its Affiliates or the Transferred Company (as applicable) harmless from and against all Covered Losses incurred by them (and to the extent not reflected in Indebtedness or Working Capital) arising out of or in connection with (i) the failure to transfer such employee, the employment or termination of employment of any such person, and (ii) Parent’s (or any of its Affiliates) failure to comply with their obligations pursuant to this Agreement, applicable Law or a Collective Bargaining Agreement; it being understood and agreed that the parties shall cooperate to minimize any such Covered Losses. In addition, Parent shall indemnify and hold Purchaser, its Affiliates or the Transferred Companies (as applicable) harmless from and against all Covered Losses incurred by them arising out of or in connection with the employment and or termination of employment of any person who is not a Business Employee who establishes or asserts that their employment should transfer to Purchaser, one of its Affiliates or a Transferred Company in connection with the Transactions.

Section 6.4 Purchaser Liability. Purchaser or its Affiliates (including, at or after the Closing, the Transferred Companies) shall be liable and, as applicable, reimburse and otherwise indemnify, defend and hold harmless Parent and its Affiliates and their respective Representative for all obligations and Covered Losses incurred or arising in connection with: (a) the employment or termination of employment of any person identified on the Redundancy Plan (to the extent reflected in Indebtedness or Working Capital), (b) any statutory or contractual notice or severance that would be triggered solely by operation of the Closing or (c) the transfer of employment of any Business Employee to a Transferred Company solely to the extent Purchaser or its Affiliates (as applicable) have failed to comply with their obligations pursant to this Agreement, applicable Law or a Collective Bargaining Agreement.

Section 6.5 Terms and Conditions of Employment. With respect to each Transferred Business Employee, Purchaser shall provide or cause to be provided, (a) for the one (1)-year period commencing on the Closing Date (or until such individual’s employment terminates, if earlier) (the “Continuation Period”), a total compensation package opportunity that is no less favorable in the aggregate than the total compensation opportunity (consisting of base salary or wages, and short-and long-term incentive compensation at target level) in effect for such Transferred Business Employee immediately prior to the Closing; provided that, notwithstanding the foregoing, each Transferred Business Employee’s base salary or wage rate shall be no less than that in effect for such Transferred Business Employee immediately prior to the Closing, and (b) for the Continuation Period, employee benefits (excluding severance, change in control or termination bonuses, defined benefit pension, nonqualified deferred compensation and post-termination or retiree life insurance or health benefits) that are no less favorable, in the aggregate, than those in effect with respect to such Transferred Business Employee immediately prior to the Closing. Additionally, Purchaser agrees that each Transferred Business Employee whose employment is involuntarily terminated or who otherwise becomes eligible for severance or termination pay during the Continuation Period will be provided with severance benefits that are no less favorable than the severance benefits provided by the Transferred Companies or Parent (or any applicable Affiliate thereof) to such Transferred Business Employee immediately prior to the Closing (as listed on Section 6.5 of the Parent Disclosure Schedule), with such severance benefits to be calculated taking into account the service crediting provisions in Section 6.6 below (and any service with Purchaser and its Affiliates from and after the Closing) and without regard to any decrease in the Transferred Business Employee’s compensation after the Closing. Notwithstanding anything in this Agreement to the contrary, Purchaser and its Affiliates shall, in addition to meeting the applicable requirements of this Article VI, comply with any additional obligations arising under applicable Laws, Collective Bargaining Agreement or other Contracts governing the terms and conditions of employment or termination of employment of the Transferred Business Employees.

Section 6.6 Service Credit. As of and after the Closing, Purchaser shall, or shall cause one of its applicable Affiliates to, use commercially reasonable efforts to give each Transferred Business Employee full credit for all purposes under (a) any Transferred Company Benefit Plans, (b) each other employee benefit plan, policy or arrangement, and (c) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates, for such Transferred Business Employee’s service prior to the Closing with Parent and its applicable Affiliates (including the Transferred Companies) and their respective predecessors, to the same extent such service is recognized by Parent and its applicable Affiliates (including the Transferred Companies) immediately prior to the Closing; provided that such credit shall not be given (i) to the extent that it would result in a duplication of benefits for the same period of service, and (ii) with respect to defined benefit pension plans and retiree benefit plans, except under Transferred Company Benefit Plans or as otherwise required by Law.

Section 6.7 Health Coverages. Purchaser shall (a) cause each Transferred Business Employee (and his or her eligible dependents) to be covered by a group health plan or plans that (i) comply with the provisions of Section 6.5 and (ii) does not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent or on the basis of any other exclusion or waiting period not in effect under the applicable group health Parent Benefit Plan or Transferred Company Benefit Plan, and (b) with respect to the health care plans of Purchaser and its Affiliates in which such Transferred Business Employee becomes eligible to participate for the first time following the Closing, use commercially reasonable efforts to provide such Transferred Business Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable group health Parent Benefit Plan or Transferred Company Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser group health plans.

Section 6.8 Paid-Time Off. Purchaser will recognize and assume all Liabilities with respect to accrued but unused vacation, sick leave and other paid-time off (“Accrued PTO”) for all Transferred Business Employees (including any Liabilities to Transferred Business Employees for payments in respect of Accrued PTO that arise as a result of the transfer of employment contemplated by this Agreement), in each case only to the extent that such Liability is reflected in Working Capital and is not otherwise paid by Parent or one of its Affiliates as contemplated by the following sentence. Purchaser shall promptly (and, in any event, within ten (10) Business Days following the later of the Closing Date and the date of the applicable payment) reimburse Parent or its applicable Affiliates for any payments made by Parent or its applicable Affiliates to any Transferred Business Employees in respect of Accrued PTO that becomes due to the applicable Transferred Business Employee as a result of the transfer of employment contemplated by this Agreement to the extent such Liability is reflected in Working Capital. Purchaser shall allow Transferred Business Employees to use the Accrued PTO recognized in accordance with the first sentence of this Section 6.8 in accordance with the terms of the Parent Group programs in effect immediately prior to the Closing Date.

Section 6.9 Cash Incentive Compensation. Purchaser shall assume all Liability for any cash incentive compensation (including sales commissions) payable under any Benefit Plan in respect of the fiscal year of Parent in which the Closing occurs (or any portion thereof) to Transferred Business Employees or former employees of the Versace Business in connection with their services to the Versace Business (the “Cash Incentive Compensation”), and the Parent Group shall not have any Liability for the Cash Incentive Compensation. Purchaser shall be obligated under this Section 6.9 to pay to each Transferred Business Employee Cash Incentive

Compensation in an amount and subject to terms and conditions that, in each case, satisfy the obligations of Purchaser and its Affiliates set forth in Section 6.5(b); provided that the amount of Cash Incentive Compensation actually paid by Purchaser and its Affiliates (including the Transferred Companies) to the Transferred Business Employees in the aggregate shall be not less than the amount included in Working Capital.

Section 6.10 Equity Awards. No later than five (5) days prior to the Closing Date, Parent shall deliver to Purchaser a schedule (the “Equity Award Schedule”) setting forth (a) the name of each Business Employee who holds equity or equity-based awards with respect to shares of Parent common stock (each, a “Parent Equity Award”) that will automatically be forfeited upon the Closing (each, a “Forfeited Parent Equity Award”), (b) the grant date fair value of Forfeited Parent Equity Awards held by such Business Employee and (c) the grant date, vesting schedule, termination protections and other material terms of such Forfeited Parent Equity Awards. As soon as reasonably practicable after the Closing Date (and in no event more than six (6) months after the Closing Date), Purchaser shall grant to each Transferred Business Employee listed by employee identification number on Section 6.12 of the Parent Disclosure Schedule a cash incentive award in an amount equal to the product of (i) the number of shares of Parent common stock underlying such Forfeited Parent Equity Award multiplied by (ii) the volume-weighted average per share price of the shares of Parent common stock trading on the New York Stock Exchange (as reported by Bloomberg L.P.) for the thirty (30) full trading days ending on and including the last full trading day prior to the Closing Date, with the total amount applicable to any Transferred Business Employee not to exceed the amount set forth on the Equity Award Schedule (and the aggregate amount for all such awards shall not exceed the “Aggregate Limit” set forth on Section 6.12 of the Parent Disclosure Schedule; provided that, to the extent the value of the awards set forth on the Equity Award Schedule would otherwise exceed the Aggregate Limit, the value of each award set forth in the Equity Award Schedule shall be adjusted proportionally such that the value of all awards, taken together, shall equal the Aggregate Limit), and otherwise with terms and conditions as determined by Purchaser in its discretion.

Section 6.11 401(k) Plan. Effective as of the Closing or as soon as administratively feasible following the Closing (but in no event later than thirty (30) Business Days following the Closing Date), Purchaser shall cause each Transferred Business Employee who, as of immediately prior to the Closing, was eligible to participate in a Parent Benefit Plan that is a U.S. defined contribution plan that is tax qualified under Section 401(a) of the Code (the “Parent 401(k) Plans”) to be eligible to participate in a U.S. tax-qualified defined contribution plan of Purchaser or one of its Affiliates (the “Purchaser 401(k) Plan”). Following the Closing, Purchaser and its Affiliates shall take all commercially reasonable actions, including amendments to the Purchaser 401(k) Plan, to permit the Transferred Business Employees to make rollover contributions from the Parent 401(k) Plans of “eligible rollover distributions” (as such term is defined under Section 402 of the Code), including, to the extent administratively feasible, of notes corresponding to loans that are not in default, to the Purchaser 401(k) Plan, if so directed by the applicable Transferred Business Employee. Purchaser and Parent shall cooperate in order to facilitate and effect an eligible rollover distribution for those Transferred Business Employees who elect to rollover their account balances from the Parent 401(k) Plans into the Purchaser 401(k) Plan.

Section 6.12 Parent Benefit Plans; Transferred Company Benefit Plans. Except as otherwise expressly provided in this Agreement, Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other Contracts, or related obligations pertaining to, any Parent Benefit Plan. For the avoidance of doubt, as of the Closing, Purchaser and its Affiliates shall assume, or shall cause the Transferred Companies to assume or retain, as the case may be, sponsorship of, and all Liabilities and other obligations with respect to, the Transferred Company Benefit Plans and the Liabilities to the Transferred Business Employees and former employees of the Versace Business under the Parent Benefits Plans listed on Section 6.12 of the Parent Disclosure Schedule.

Section 6.13 Workers’ Compensation. Effective as of the Closing, Purchaser and its Affiliates shall be responsible for all Liabilities for workers’ compensation claims and benefits in respect of the Transferred Business Employees and former employees of the Versace Business, whether arising prior to, on or after the Closing Date, and such Liabilities shall be assumed Liabilities.

Section 6.14 No Third-Party Beneficiaries. Without limiting the generality of Section 10.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Parent Benefit Plan, Transferred Company Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by Parent, any Transferred Company, Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Company Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of any Transferred Business Employee, or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of Parent, any Transferred Company, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

Section 6.15 Waiver of Certain Restrictions. If any Transferred Business Employee is subject to any obligation to Parent or any of its Affiliates that would, following the Closing Date, prevent that Transferred Business Employee from being employed by Purchaser or any of its Affiliates (including the Transferred Companies), then Parent hereby waives, and agrees to waive on behalf of its Affiliates, any such obligation or restriction; provided that Parent shall not waive, and does not waive on behalf of itself or its Affiliates, obligations or restrictions to which any Transferred Business Employee is subject in respect of (a) the nonsolicitation of employees of Parent or any of its Affiliates, (b) any restrictive covenants to the extent such covenants would prevent any Transferred Business Employee from being employed by an entity other than Purchaser or any of its Affiliates (including the Transferred Companies) and (c) confidentiality covenants with respect to the confidential information of Parent and its Affiliates (other than the confidential information of the Versace Business).

ARTICLE VII

TAX MATTERS

Section 7.1 Intended Tax Treatment. Parent, Purchaser and their respective Affiliates intend to treat the purchase and sale of the equity interests of GIVI Holding for U.S. federal Income Tax purposes in a manner consistent with Revenue Ruling 99-6, situation 2 (the “Intended Tax Treatment”). Parent and Purchaser shall (and shall cause their respective Affiliates to) (i) prepare and file all required U.S. federal and state Income Tax Returns, if applicable, in a manner consistent with the Intended Tax Treatment and (ii) not take any position inconsistent therewith on any U.S. federal or state Income Tax Return, if applicable, in connection with any U.S. federal or state Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code).

Section 7.2 Straddle Period Apportionment. To the extent possible under applicable Law, the parties shall take such commercially reasonable actions as shall be reasonably necessary or appropriate to cause the taxable year of any Transferred Company to end on the Closing Date. For purposes of determining a Transferred Company’s Taxes with respect to any Straddle Period, the portion of any Tax for such Straddle Period that is attributable to the Pre-Closing Tax Period shall be:

(a) with respect to Taxes that are based on or measured by income, receipts, or payroll, deemed equal to the amount that would be payable if the Tax year of the Transferred Company ended on the Closing Date using the “closing of the books” method of accounting; provided that all exemptions, allowances, or deductions for the Straddle Period that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated in proportion to the number of days in such period prior to and including the Closing Date;

(b) with respect to Taxes that are ad valorem, real property, personal property or other Taxes imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period;

(c) any Taxes resulting from (i) any financing or refinancing arrangements entered into at any time by or at the direction of Purchaser or any of its Affiliates, (ii) any other transactions entered into by or at the direction of Purchaser or any of its Affiliates in connection with the Transactions, or (iii) any transactions outside the ordinary course of business on the Closing Date after the Closing, shall, in each case, be allocated to the post-Closing portion of such Straddle Period; and

(d) all Taxes imposed upon, directly resulting from, and that would not have arisen but for the sale of assets deemed to occur for relevant Tax purposes pursuant to a Permitted Section 336/338 Election shall be treated as occurring in the Pre-Closing Tax Period.

Section 7.3 Purchase Price Allocation. To the extent Parent designates one or more Additional Versace Holding Companies in accordance with Section 5.18 and it is necessary to prepare bills of sale or transfer agreements, or to otherwise comply with the requirements of applicable Law in respect of the sale of any of the Versace Holding Companies, no later than twenty (20) days prior to the Closing, Parent shall deliver to Purchaser a proposed allocation of the relevant portion of the Closing Purchase Price and any other amounts treated as consideration for Tax purposes to and among any relevant Versace Holding Companies (the “Closing Allocation”). If Purchaser disagrees with any Closing Allocation, Purchaser may, within ten (10) days after delivery of such Closing Allocation, deliver a notice to Parent to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation. Parent and Purchaser shall, during the ten (10) days following such delivery, cooperate in good faith to resolve such dispute prior to the Closing, and the Closing Allocation shall be modified to incorporate any such resolution.

Section 7.4 Cooperation and Exchange of Information.

(a) From and after the Closing, each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in good faith as it relates to (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes, (iii) conducting any Tax Proceeding or (iv) determining any rights or obligations under this Agreement relating to Taxes, Tax refunds, Tax Returns or Tax matters or under this Article VII. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns and other Tax records.

(b) Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to provide any Person with any Tax Return or copy of any Tax Return of, and Parent shall be entitled to control in all respects (and Purchaser shall not be entitled to participate in) any Tax Proceeding with respect to, (i) Parent or a member of the Parent Group or (ii) any consolidated, combined, affiliated or unitary group that includes any member of the Parent Group (including any Combined Tax Return or Tax Proceeding in respect of a Combined Tax Return, but not including any Italian Combined Tax Return or any Tax Proceeding in respect thereof); provided that, insofar as a Tax Return or other Tax record would be required to be provided to Purchaser under Section 7.4(a) in the absence of the above provisions of this Section 7.4(b), to the extent commercially reasonable, and at Purchaser’s cost, Parent shall and shall cause its Affiliates to share in respect of such Tax Return such redacted or other limited information reflecting solely the Transferred Companies with Purchaser and its Affiliates that is otherwise restricted under this Section 7.4(b).

Section 7.5 Tax Procedures.

(a) Parent shall (i) be responsible for preparing or causing to be prepared any Combined Tax Return with respect to Italian Income Taxes (an “Italian Combined Tax Return”) that is due (taking into account extensions) following the Closing Date, (ii) use commercially reasonable efforts to provide a draft of any such Italian Combined Tax Return (to the extent relevant to the Transferred Companies and consistent with the principles of Section 7.4) to Purchaser for Purchaser’s review and comment no fewer than twenty (20) days prior to the due date for timely filing such Tax Return (taking into account extensions), (iii) reasonably consider in good faith any comments provided by Purchaser no fewer than ten (10) days prior to the due date for such Italian Combined Tax Return (taking into account extensions) and (iv) provide Purchaser with a final copy of such Italian Combined Tax Return (to the extent relevant to the Transferred Companies and consistent with the principles of Section 7.4) no later than ten (10) days following the filing of such Italian Combined Tax Return. From and after the Closing, Purchaser shall be responsible for preparing or causing to be prepared (A) any Separate Tax Return of a Transferred Company that relates to, or forms the basis of, an Italian Combined Tax Return and (B) any Separate Tax Return of a Transferred Company that relates to Taxes for which a

Purchaser Indemnified Party is entitled to be indemnified pursuant to Section 5.18 or Section 10.13. With respect to Tax Returns described in clause (A) and not clause (B), Purchaser shall provide a copy of each such Separate Tax Return to Parent reasonably in advance of the due date for filing the Italian Combined Tax Return to which such Separate Tax Return relates (taking into account extensions). With respect to Tax Returns described in clause (B), Purchaser shall use commercially reasonable efforts to provide a draft of any such Tax Return (to the extent relevant to any Tax for which a Purchaser Indemnified Party is entitled to be indemnified) to Parent for Parent’s review and comment no fewer than twenty (20) days prior to the due date for timely filing such Tax Return (taking into account extensions), reasonably consider in good faith any comments provided by Parent no fewer than ten (10) days prior to the due date for such Tax Return (taking into account extensions), and provide Parent with a final copy of such Tax Return no later than ten (10) days following the filing of such Tax Return.

(b) From and after the Closing, Parent shall have the right to participate at its own expense in any Tax Proceeding with respect to (x) an Italian Combined Tax Return or (y) a Separate Tax Return that (1) relates to, or forms the basis of, an Italian Combined Tax Return or (2) relates to Taxes for which a Purchaser Indemnified Party is entitled to be indemnified pursuant to Section 5.18 or Section 10.13, in each case, conducted by Purchaser or any of its Affiliates (including the Transferred Companies). Purchaser or its relevant Affiliate shall (i) keep Parent fully informed and reasonably cooperate and consult with Parent in connection with such participation, (ii) notwithstanding anything to the contrary, pay any deposits, bonds or other similar amounts required to be paid or chosen to be paid to a Governmental Entity in connection with any such Tax Proceeding (insofar as such amounts would otherwise be payable by a Parent Group member) (A) with respect to an Italian Combined Tax Return, to the extent attributable to any Transferred Company, determined on a “with and without” basis or (B) with respect to a Separate Tax Return of a Transferred Company (such payment pursuant to this clause (ii) to be made no later than the earlier of the date such Tax or other amount is due to be paid (taking into account extensions) or is otherwise payable to the relevant Governmental Entity), and (iii) not settle any such Tax Proceeding without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed); provided that, if (x) Purchaser or its relevant Affiliate has defended diligently and in good faith the portion of such Tax Proceeding which concerns Taxes for which Parent would be liable pursuant to this Agreement as if Purchaser or such Affiliate were the only party in interest in connection with such portion of such Tax Proceeding, (y) Parent withholds its consent pursuant to this Section 7.5(b)(iii) and (z) Purchaser or its relevant Affiliate incurs a greater Liability for Taxes upon the ultimate determination of such Tax Proceeding, Parent shall indemnify Purchaser or its relevant Affiliate for the difference between the Liability for Taxes actually incurred in the Tax Proceeding and the amount offered in such settlement. Notwithstanding anything to the contrary, Parent or its relevant Affiliate shall pay any deposits, bonds or other similar amounts required to be paid to a Governmental Entity with respect to a Pre-Closing Tax Period in connection with any such Tax Proceeding with respect to an Italian Combined Tax Return to the extent attributable to Parent or its Affiliates or the Retained Businesses (and not attributable to any Transferred Company or the Versace Business) (such payment to be made no later than the earlier of the date such Tax or other amount is due to be paid (taking into account extensions) or is otherwise payable to the relevant Governmental Entity); provided that except to the extent any such refund, bond or other amount was taken into account in connection with the calculation of Net Indebtedness or Working Capital, Parent shall be entitled to, and Purchaser or its relevant Affiliate shall promptly pay over to Parent, the amount of any return or refund of deposits, bonds or other similar amounts paid by Parent pursuant to this Section 7.5(b) received by Purchaser or its relevant Affiliate from the relevant Governmental Entity (including any such amount received in cash or as a credit to reduce any Liability for Taxes of Purchaser or any of its Affiliates), and Purchaser or its relevant Affiliate shall use reasonable best efforts to obtain any such return or refund from the relevant Governmental Entity as soon as reasonably practicable.

Section 7.6 Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Companies pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any Transferred Company, on the one hand, and any member of the Parent Group, on the other hand, are parties, shall terminate, and neither any member of the Parent Group, on the one hand, nor any Transferred Company, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 7.7 Tax Treatment of Payments. Except to the extent otherwise required by applicable Tax Law, Parent, Purchaser, the Transferred Companies and their respective Affiliates shall treat any and all payments under Section 2.7, and any and all indemnification or other payments pursuant to this Agreement, as an adjustment to the purchase price for Tax purposes.

Section 7.8 Post-Closing Tax Covenant. Purchaser shall not, and shall cause its Affiliates (including the Transferred Companies) not to (a) make any election (except as required pursuant to the proviso in Section 7.10) with respect to any Transferred Company (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3 (or any similar provision of state, local or foreign Law)), which election would be effective on or prior to the Closing Date, (b) take any action on the Closing Date after the Closing that is outside the ordinary course of business with respect to any Transferred Company or the Versace Business or (c) take any action or engage in any transaction that could reasonably be expected to give rise to or increase any Tax liability (or reduce any refund or credit) required to be reflected in Working Capital, Indebtedness or Net Indebtedness (that would not otherwise be required to be so reflected) or that could reasonably be expected to increase the liability of Parent or its Affiliates (other than the Transferred Companies) for Taxes (including pursuant to this Agreement).

Section 7.9 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Parent shall pay, when due, and be responsible for, any and all direct or indirect sales, use, transfer, real property transfer, registration, documentary, conveyance, franchise, goods and services, stamp, value-added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”), including any Transfer Taxes imposed on the Pre-Closing Restructuring. Parent shall prepare any Tax Returns with respect to any such Transfer Taxes. If Purchaser or any of its Affiliates (including the Transferred Companies) is responsible under applicable Law for filing any such Tax Return, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes (each, a “Transfer Tax Return”), Parent shall deliver such Transfer Tax Return to Purchaser or its relevant Affiliate, and Purchaser or its relevant Affiliate shall timely file such Transfer Tax Return and promptly provide a copy of such filed Transfer Tax Return to Parent. Parent shall reimburse Purchaser for any Transfer Taxes paid by Purchaser or its Affiliates for which Parent is responsible pursuant to this Section 7.9. For the avoidance of doubt, the Closing Purchase Price set forth in this Agreement is exclusive of Transfer Taxes. If Purchaser or any of its Affiliates (including any of the Transferred Companies) receives a refund (or credit in lieu of a cash refund) of Transfer Taxes which were paid or borne by Parent pursuant to this Section 7.9, except to the extent such refund or credit was taken into account in connection with the calculation of Net Indebtedness or Working Capital, Purchaser shall pay to Parent an amount equal to any such refund or credit, without interest other than interest received thereon from the applicable taxing authority, within ten (10) days of receiving such refund or utilizing such credit. Purchaser shall, and shall cause its relevant Affiliates (including the Transferred Companies) to, use reasonable best efforts to seek to obtain any refund or credit of such Transfer Taxes to which it is entitled.

Section 7.10 Certain Tax Elections. Purchaser shall not make (and shall cause its Affiliates not to make) any election pursuant to Sections 336 or 338 of the Code (or any comparable election under state, local or foreign Law) with respect to the direct or indirect acquisition of any Transferred Company pursuant to this Agreement (a “Section 336/338 Election”); provided that if Parent requests in writing that Purchaser or its relevant Affiliate make (or join in making) a Section 336/338 Election with respect to the acquisition of any Transferred Company for which such election is available other than any such election (a) with respect to a Transferred Company that either has its place of incorporation in the United States or that is otherwise engaged in a United States trade or business or (b) that, in the reasonable good faith determination of Purchaser, would reasonably be expected to have a more than de minimis adverse Tax effect on Purchaser or its Affiliates (a “Permitted Section 336/338 Election”), Purchaser shall timely make or cause its relevant Affiliate to timely make (or join in timely making) such election. In the event that any such Permitted Section 336/338 Elections are made, Parent, Purchaser and their relevant Affiliates shall cooperate with each other to take all actions necessary and appropriate (including filing such forms, returns, elections, schedules and other documents as may be required) to effect, perfect and preserve such Permitted Section 336/338 Election(s) in accordance with the provisions of Section 336 or 338 of the Code, as applicable (and any comparable provisions of state, local or foreign Law) or any successor provisions, and shall prepare and file all Tax Returns in a manner consistent with (and not take any position for U.S. federal Income Tax (or comparable state, local or foreign Law) purposes inconsistent with) the Permitted Section 336/338 Election(s) except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Tax Law).

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1 Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the Sale shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of the following conditions:

(a) Government Consents. (i) The applicable waiting period (and any extensions thereof) under the HSR Act relating to the Sale shall have expired or been terminated and (ii) all applicable filings, registrations, waiting periods (and any extensions thereof) and approvals under each other applicable Competition Law relating to the Sale listed on Section 8.1(a) of the Parent Disclosure Schedule shall have been made, expired, terminated, or obtained, as the case may be.

(b) No Injunctions. No Governmental Entity of competent authority in the United States or any jurisdiction listed on Section 8.1(a) of the Parent Disclosure Schedule shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of the Sale, in each case after the entry into this Agreement (collectively, the “Legal Restraints”).

Section 8.2 Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the Sale shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in the first sentence of Section 3.1 (Organization and Qualification; Subsidiaries), the second and third sentences of Section 3.2 (Capitalization of the Versace Holding Companies) and Section 3.3 (Authority Relative to This Agreement) shall be true and correct save for de minimis discrepancies as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of Parent set forth in Section 3.6(a) (Absence of Certain Changes or Events) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, and (iii) the other representations and warranties of Parent contained in Article III shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clauses (i), (ii) and (iii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date, and (B) in the case of clause (iii), where the failure of any such representation or warranty to be true and correct (without giving effect to any qualifications as to “materiality,” “Business Material Adverse Effect” or other similar qualifications as to materiality) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of Parent to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3 Conditions to Parent’s Obligation to Close. The obligations of Parent to effect the Sale shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of all the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in the first sentence of Section 4.1 (Organization and Qualification) and Section 4.2 (Authority Relative to This Agreement) shall be true and correct save for de minimis discrepancies as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of Purchaser set forth in Section 4.9 (Solvency) shall be true and correct as of the Closing Date as if made on and as of the Closing Date, and (iii) the other representations and warranties of Purchaser contained in Article IV shall be true and correct as of the Closing Date as if made on and as of the Closing Date, except (A) in each case of clauses (i), (ii) and (iii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date, and (B) in the case of clause (iii), where the failure of any such representation or warranty to be true and correct (without giving effect to any qualifications as to “materiality,” “Purchaser Material Adverse Effect” or other similar qualifications as to materiality) would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Parent and Purchaser;

(b) by either Parent or by Purchaser, if:

(i) the Closing shall not have occurred on or before January 12, 2026; provided that if all of the conditions to the Closing, other than the conditions set forth in Section 8.1, have been satisfied or waived by such date (other than those conditions that are to be satisfied or waived at the Closing), such date shall be automatically extended, without further action by any party hereto, to April 10, 2026, in each case subject to Section 10.11 (such date, the “Outside Date”); provided that the right to terminate this Agreement under this clause shall not be available to any party to this Agreement whose failure to perform any covenant or obligation under this Agreement has been a cause of, or has resulted in, the failure of the Closing to occur on or before such date;

(ii) Purchaser (in the case of a termination by Parent) or Parent (in the case of a termination by Purchaser) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b), or Section 8.3(a) or Section 8.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) if capable of being cured prior to the Outside Date, has not been cured prior to the date that is forty-five (45) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform; provided that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party to this Agreement if such party shall have failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement; and provided, further, that the right to terminate this Agreement under this Section 9.1(b)(ii), if not exercised, shall expire forty-five (45) days following delivery of written notice of such breach or failure to perform; or

(iii) any Legal Restraint permanently preventing or prohibiting consummation of the Sale shall be in effect and shall have become final and non-appealable such that the condition in Section 8.1(b) cannot be satisfied; provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied with its obligations under this Agreement, including Section 5.3, with respect to any such Legal Restraint.

Section 9.2 Notice of Termination. In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other.

Section 9.3 Effect of Termination. Subject to the next sentence, in the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement under this Agreement; provided that termination of this Agreement shall not relieve any party hereto from Liability for Fraud or willful and material failure to perform its obligations under this Agreement, and the parties agree that the damages available to either party hereunder shall include the benefit of the bargain lost by such party and its Affiliates, taking into consideration relevant matters, including opportunity costs and the time value of money. Notwithstanding anything to the contrary contained herein, the provisions of Section 5.2, the second sentence of Section 5.3(d), the last sentence of Section 5.21(b), Section 5.21(d), Article X and this Section 9.3 shall survive any termination of this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Interpretation; Absence of Presumption.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b) For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include any other gender or neuter as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars, and any amounts that are denominated in a foreign currency shall be deemed to be converted into U.S. dollars at the applicable exchange rate in effect at 9:00 a.m. New York City time (as reported by Bloomberg L.P.) on the date for which such U.S. dollar amount is to be calculated; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including, without limitation,” unless otherwise specified; (vi) the word “or” is not exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) Parent and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements, and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (ix) references to any statute shall be deemed to refer to such statute as amended through the entry into this Agreement and to any rules or regulations promulgated thereunder as amended through the entry into this Agreement (provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xiv) the word “extent” in the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if”; (xv) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; (xvi) all references to the Versace Business shall be to the Versace Business, taken as a whole, unless otherwise stated or the context otherwise requires; and (xvii) “provided,” “delivered,” or “made available” or words of similar import, when used in this Agreement, shall mean that the documents, items or information has been posted no later than two (2) days prior to the entry into this Agreement in the “data room” or “clean room” (each virtual) hosted by Datasite and established by the Parent or its Representatives and to which Purchaser and its Representatives have had access prior to the date of this Agreement (provided, that the documents, items or information posted within the two (2) days prior to the entry into this Agreement made available in such “data room” or “clean room” shall also be deemed to have been “provided”, “delivered” or “made available” or words of similar import to the extent included in

Folder 1.17 of such data room). If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Companies and any payment obligation of the Transferred Companies hereunder shall be a joint and several obligation of the Transferred Companies and Purchaser. In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, this Agreement will control.

Section 10.2 Headings; Definitions. The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 10.3 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 10.7.

(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION

PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.4 Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 10.5 No Third-Party Beneficiaries. Except for Section 5.8, Section 5.17 and the last sentence of Section 5.21(b) which are intended to benefit, and to be enforceable by, the Persons specified therein, and except as may be specified in the Ancillary Agreements, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, are not intended to confer in or on behalf of any Person not a party to this Agreement or the Ancillary Agreements (as applicable) (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof or thereof.

Section 10.6 Expenses. Except as otherwise set forth in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses unless expressly otherwise provided in this Agreement (including in Section 5.2(b), Section 5.2(c), Section 5.3(d), Section 5.8, Section 5.13(a), Section 5.24, Section 7.9 and Section 10.16); provided that Purchaser shall be solely responsible for the costs, fees and expenses associated with obtaining, maintaining and exercising any rights under the R&W Policy (including the premium, retention, deductible, broker fee, underwriting fee, due diligence fee, carrier commissions, legal fees for counsel engaged by the underwriter, surplus lines, Taxes and fees, and other fees and expenses of such policy) and D&O insurance costs pursuant to Section 5.17 and the costs and expenses in connection with any financing by Purchaser or any of its Affiliates.

Section 10.7 Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and in the English language and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid or electronic mail (“e-mail”) transmission (which e-mail will be deemed delivered upon transmission except in the case of any automatic “undeliverable” or similar message), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)	If to Parent:

Capri Holdings Limited

11 West 42nd Street

New York, NY 10036

Attention: Krista McDonough

E-mail:  [* * *]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Joshua R. Cammaker

     Mark A. Stagliano

E-mail:  JRCammaker@wlrk.com

     MAStagliano@wlrk.com

(b)	If to Purchaser:

Prada S.p.A

via Antonio Fogazzaro, 28

20135 Milano

Attention: Andrea Bonini

     Francesca Secondari

E-mail:  [* * *]

     [* * *]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

22 Bishopsgate

London EC2N 4BQ

Attention: Sandro de Bernardini

     Peter Serating

     Cristina Tomassini

E-mail:  Sandro.DeBernardini@skadden.com

     Peter.Serating@skadden.com

     Cristina.Tomassini@skadden.com

Section 10.8 Successors and Assigns; Designation.

(a) This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement.

(b) Purchaser may, by notice in writing to the Parent not later than seven (7) Business Days before the Closing Date, designate one or more of its controlled Affiliates to acquire any portion of the Interests in accordance with this Section 10.8(b); provided that: (i) such notice in writing includes proof that such designated entity is a controlled Affiliate of Purchaser; (ii) Purchaser shall not be relieved of any of its obligations and liabilities under this Agreement; (iii) if such designated entity ceases to be a controlled Affiliate of Purchaser prior to Closing, it shall before ceasing to be so assign all of its rights and benefits under the Agreement to Purchaser or to another controlled Affiliate of Purchaser, as the case may be; (iv) such designation shall not, and could not reasonably be expected to, prevent, impair or delay the Closing, result in any filing being required to be made or amended in connection with the Transactions with any Governmental Entity or increase the risk of there being any objection relating to the Transactions by any Governmental Entity; and (v) such designation shall not, and could not reasonably be expected to, result in any additional withholding in respect of any amounts payable to Parent or any of its Affiliates pursuant to this Agreement or any more than de minimis amount of additional Transfer Taxes.

(c) Notwithstanding the foregoing, (i) to the extent that any of Parent’s rights or obligations hereunder are intended to be satisfied by, or to be for the benefit of, one or more of the Retained Businesses (for example, rights or obligations hereunder in respect of certain Shared Contracts which are shared between each of the Jimmy Choo business and the Versace Business together with a third-party counterparty), Parent may, with notice to Purchaser, transfer or assign, in whole or in part, all or any portion of such rights or obligations hereunder to any acquirer of all or a material portion of any of the Retained Businesses, including for clarity either or both of the Michael Kors or Jimmy Choo businesses, in either case without the consent of Purchaser or any of its Affiliates, and (ii) for clarity, any merger or consolidation or change in control or acquisition transaction involving any of Parent or any of its Subsidiaries or any of the Retained Businesses, including for clarity either or both of the Michael Kors or Jimmy Choo businesses, shall not be deemed an assignment or transfer hereunder and shall not require the consent of Purchaser.

Section 10.9 Amendments and Waivers. This Agreement may not be modified or amended, except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.11 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties hereto agrees that it will not oppose, and irrevocably waives its right to object to, the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party hereto seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order or injunction. If, prior to the Outside Date, any party hereto brings any Action in accordance with Section 10.3 to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (a) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (b) such other time period established by the court presiding over such action. The parties hereto further agree that nothing set forth in this Section 10.11 shall require any party to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this Section 10.11 prior or as a condition to exercising any termination right under Article IX (and, subject to the limitations set forth in Article IX, pursuing damages after such termination). A party’s pursuit of an injunction, specific performance or other equitable remedies at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by such party and its Affiliates.

Section 10.12 No Admission. Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action by or on behalf of a third party, that Purchaser, Parent or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 10.13 Indemnification; Survival of Representations, Warranties, Covenants and Agreements.

(a)

(i) From and following the Closing, Purchaser shall indemnify, defend and hold harmless Parent and its Affiliates (collectively, the “Parent Indemnified Parties”) from and against any and all Covered Losses actually incurred by any of the Parent Indemnified Parties to the extent arising out of or resulting from (A) the conduct of the Versace Business or the Transferred Companies (other than any Liabilities (other than Tax Liabilities) of Parent expressly released pursuant to Section 5.15(c) or any Covered Losses which Parent specifically undertakes to indemnify under this Agreement or any Ancillary Agreements), and / or (B) any Liability for Taxes with respect to a Combined Tax Return that relate to or are attributable to any Transferred Company or the Versace Business, determined on a “with and without” basis (“Covered Taxes”).

(ii) From and following the Closing, Parent shall indemnify, defend and hold harmless Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”) from and against any and all Covered Losses actually incurred by any of the Purchaser Indemnified Parties to the extent arising out of or resulting from (A) the Retained Businesses (for the avoidance of doubt, other than Covered Taxes), (B) any Transfer Taxes for which Parent is responsible pursuant to Section 7.9, (C) any Liability for (x) Taxes with respect to a Combined Tax Return that relate to or are attributable to Parent, any member of the Parent Group or the Retained Businesses, determined on a “with and without” basis (other than Covered Taxes) or (y) Italian Income Taxes to the extent shown as due on a Combined Tax Return with respect to Italian Income Taxes which Combined Tax Return is originally filed after the Closing Date, (D) the matter identified in Section 10.13(a)(ii)(D) of the Parent Disclosure Schedule (the “Specified Benefit Plan Matter”) and / or (E) the matter identified in Section 10.13(a)(ii)(E) of the Parent Disclosure Schedule (the “Specified Litigation Matter”). Notwithstanding anything to the contrary herein, in respect of: (x) the Specified Benefit Plan Matter, Parent’s obligation to indemnify, defend and hold harmless the Purchaser Indemnified Parties shall not exceed $5,000,000, and (y) the Specified Litigation Matter, Parent’s obligation to indemnify, defend and hold harmless the Purchaser Indemnified Parties shall not exceed $3,000,000. Parent shall not be required to indemnify Purchaser for any amount in respect of the matters in the foregoing sentence unless the amount of the claim or series of related claims with respect to the Specified Benefit Plan Matter or the Specified Litigation Matter, as applicable, exceeds $100,000 in respect of the applicable matter. Notwithstanding anything to the contrary in this Agreement, Parent shall have no obligation to indemnify the Purchaser Indemnified Parties, or have any other liability under this Agreement, for amounts in respect of the TFR, it being understood that clause (o) of the definition of Indebtedness includes an amount in respect of the TFR.

(iii) Any amounts payable pursuant to this Section 10.13(a) in respect of Taxes shall be paid no later than five (5) days prior to the earlier of the date such Tax is due to be paid (taking into account extensions) or is otherwise payable to the relevant Governmental Entity.

(iv) Any party entitled to indemnification hereunder shall use its commercially reasonable efforts to mitigate in accordance with applicable Law any damages, losses or other Liabilities (other than Taxes) for which it seeks or may seek indemnification under this Agreement. Notwithstanding anything to the contrary herein, (A) no party shall have liability for indemnification in respect of Pre-Closing Covenant Indemnity Matters in excess of $10,000,000 in the aggregate, and (B) no party shall be required to indemnify any Parent Indemnified Party or Purchaser Indemnified Party for any amount in respect of Pre-Closing Covenant Indemnity Matters unless (I) the amount of the applicable claim or series of related claims exceeds $20,000 and (II) the aggregate of all claims subject to indemnification by Parent or Purchaser, as applicable, in respect of Pre-Closing Covenant Indemnity Matters exceeds $1,000,000 (in which case the indemnifying party shall be liable for the entire amount of the Covered Loss (subject to the preceding clause (A)).

(v) Subject to the remaining provisions of this Section 10.13(a)(v), Purchaser shall control the defense of the Specified Litigation Matter, and Purchaser shall keep Parent reasonably apprised of the status of the defense of the Specified Litigation Matter. Neither Purchaser nor any of its Affiliates (including the Transferred Companies following the Closing) shall settle or consent to the entry of a judgment in respect of Specified Litigation Matter without the prior written consent of Parent. In the event there is any ruling in respect of the Specified Litigation Matter which is adverse to Purchaser or any of its Affiliates (including the Transferred Companies following the Closing), then Purchaser shall, and shall cause its applicable Affiliates (including the Transferred Companies following the Closing) to, appeal such judgment (unless Parent consents otherwise in writing in advance of the applicable deadline to appeal). Subject to the foregoing, Parent shall have the right to employ separate legal counsel and to participate in, but not control, the defense of the Specified Litigation Matter at its own cost and expense.

(vi) With respect to the indemnification obligations contained in this Section 10.13, all Covered Losses shall be net of any third-party insurance or indemnity, contribution or similar proceeds (in each case, calculated net of any increases in premiums or deductibles, Taxes, or any reasonable costs incurred in connection with such proceeds or making claims under such insurance (including reasonable costs of collection or deductibles) in respect of such Covered Losses) that have actually been recovered by the applicable indemnified party or its Affiliates in connection with the matter giving rise to the right of indemnification under this Section 10.13 (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such matter are recovered by the indemnified party or its Affiliates subsequent to the indemnifying party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, any portion of such proceeds which when added to the indemnification payment received from the indemnifying party is in excess of the indemnified party’s Covered Loss (in each case, calculated net of any increases in premiums or deductibles, Taxes, or any reasonable costs incurred in connection with such proceeds or making claims under such insurance (including reasonable costs of collection or deductibles) in respect of such Covered Losses)) shall be promptly remitted to the indemnifying party to the extent of the indemnification payment made) and the indemnified party shall use commercially reasonable efforts (which shall not be deemed to include initiating any Action against any Person) to recover under all insurance and indemnity, contribution or similar provisions covering such Covered Losses. Except in the case of indemnification claims in respect of Taxes, upon making any payment to the indemnified party for any indemnification claim pursuant to this Section 10.13, the indemnifying party shall be subrogated, to the extent of such payment, to any rights which the indemnified party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the indemnified party shall assign any such rights to the indemnifying party and otherwise cooperate with the indemnifying party in seeking recovery thereunder. No indemnifying party shall have any indemnification obligations for Covered Losses to the extent that such

Covered Losses relate to, result from or arise out of (a) any action or failure to act by or on behalf of an indemnified party or any of its Affiliates following the Closing or (b) any action taken or inaction at the request, direction or with the consent of the indemnified party or any of its Affiliates (except, in the case of an indemnification claim in respect of Taxes, in the case of clauses (a) and (b), appropriate Tax compliance actions or inactions in respect of the relevant indemnified Taxes). In addition, with respect to each indemnification obligation contained in this Agreement, all Covered Losses shall be decreased (but not below zero) by any actual reduction in cash Taxes otherwise payable by the indemnified party or any of its Affiliates with respect to the same taxable year as the incurrence of such Covered Loss, as a direct result of such incurrence and calculated on a “with and without basis.” Notwithstanding anything herein to the contrary, no amounts taken into account in the calculation of Net Indebtedness or Working Capital shall be subject to indemnification by Parent pursuant to this Section 10.13.

(b) The representations, warranties, covenants and agreements in this Agreement shall terminate at the Closing or upon the termination of this Agreement pursuant to Article IX, except the covenants and agreements that explicitly contemplate performance after the Closing shall survive the Closing indefinitely (or until fully performed in accordance with this Agreement). The parties hereto acknowledge and agree that, other than in the event of any Fraud and other than with respect of any indemnity claim under Section 5.18, from and after the Closing they shall not be permitted to make, and no party shall have any Liability with respect to, any claims for any breach of any representation or warranty set forth herein or any covenant or agreement herein that is to have been performed by another party on or prior to the Closing (other than to the extent such Liability arises out of a breach by Parent or Purchaser of Article V (other than Section 5.18), for which Purchaser or Parent, as applicable, may make a claim against the other within six (6) months following the Closing, subject to the indemnification limitations set forth in this Section 10.13 (the “Pre-Closing Covenant Indemnity Matters”)). In furtherance of the foregoing, other than in connection with any Fraud and save as provided in the immediately preceding sentence, from and after the Closing, each party hereby waives (on behalf of itself, each of its Affiliates and each of its Representatives), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any representation or warranty or covenant or obligation to have been performed prior to the Closing set forth herein or otherwise relating to any of Parent, Purchaser or the Transferred Companies or the subject matter of this Agreement that such party may have against the other parties or any of their Affiliates or any of their respective Representatives arising under or based upon any theory whatsoever, under any Law, contract, tort or otherwise.

(c) Each party hereby acknowledges and agrees that, except as expressly provided in Section 2.7, Section 5.18, Section 6.3, Section 6.4, Section 7.5 this Section 10.13 or in the event of any Fraud or pursuant to any of the Ancillary Agreements that remain in effect following the Closing in accordance with the terms thereof, from and after Closing none of the other party, its Representatives or any of their respective Affiliates, officers, managers, employees or agents, shall have any Liability arising under this Agreement or any Exhibit or Schedule hereto, or any certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby, such provisions and other documents being the sole and exclusive remedy (as between Purchaser and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand) for all claims, disputes and losses arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at Law or in equity, or otherwise.

Section 10.14 Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Transferred Companies, to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Parent or any of its Affiliates, or any stockholder, officer, employee or director of Parent or any of its Affiliates (any such Person, a “Designated Person”), in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing any Designated Person in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).

(b) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Transferred Companies, to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation (as they relate to or are in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby) (the “Privileged Communications”) or in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, the Transferred Companies), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Parent and its Affiliates and that Parent, and not Purchaser or its Affiliates (including the Transferred Companies), shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Purchaser or its Affiliates, including the Transferred Companies, shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Parent and not of Purchaser or its Affiliates, including the Transferred Companies, or to internal counsel relating to such engagement, and none of Purchaser or its Affiliates, including, following the Closing, the Transferred Companies, or any Person acting or purporting to act on their behalf, shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or its Affiliates, including, following the Closing, the Transferred Companies, or does not belong to Parent. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates, including, following the Closing, the Transferred Companies, on the one hand, and a third party other than Parent or its Affiliates, on the other hand, Purchaser or its Affiliates, including, following the Closing, the Transferred Companies, may seek to prevent the disclosure of the Privileged Communications to such third party and request that Parent not permit such disclosure, and Parent shall consider such request in good faith.

Section 10.15 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by fax, .pdf file or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 10.16 Further Assurances. After the Closing Date, subject to the terms of this Agreement, each party shall, and shall cause its Subsidiaries to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by the other party in order to evidence or consummate the Transactions and comply with the terms of this Agreement and the Ancillary Agreements, in each case, at the sole cost and expense of the requesting party.